SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2014

LG Display Co., Ltd.

(Translation of Registrant’s name into English)

LG Twin Towers, 128 Yeoui-daero, Yeongdeungpo-gu, Seoul 150-721,

Republic of Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

ANNUAL REPORT

(From January 1, 2013 to December 31, 2013)

THIS IS A TRANSLATION OF THE ANNUAL REPORT ORIGINALLY PREPARED IN KOREAN AND IS IN SUCH FORM AS REQUIRED BY THE KOREAN FINANCIAL SUPERVISORY COMMISSION.

IN THE TRANSLATION PROCESS, SOME PARTS OF THE REPORT WERE REFORMATTED, REARRANGED OR SUMMARIZED AND CERTAIN NUMBERS WERE ROUNDED FOR THE CONVENIENCE OF READERS. REFERENCES TO “Q1”, “Q2” AND “Q3” OF A FISCAL YEAR ARE REFERENCES TO THE THREE-MONTH PERIODS ENDED MARCH 31, JUNE 30 AND SEPTEMBER 30, RESPECTIVELY, OF SUCH FISCAL YEAR.

UNLESS EXPRESSLY STATED OTHERWISE, ALL INFORMATION CONTAINED HEREIN IS PRESENTED ON A CONSOLIDATED BASIS IN ACCORDANCE WITH KOREAN INTERNATIONAL FINANCIAL REPORTING STANDARDS, OR K-IFRS, WHICH DIFFER IN CERTAIN RESPECTS FROM GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CERTAIN OTHER COUNTRIES, INCLUDING THE UNITED STATES. K-IFRS ALSO DIFFERS IN CERTAIN RESPECTS FROM THE INTERNATIONAL FINANCIAL REPORTING STANDARDS AS ISSUED BY THE INTERNATIONAL ACCOUNTING STANDARDS BOARD. WE HAVE MADE NO ATTEMPT TO IDENTIFY OR QUANTIFY THE IMPACT OF THESE DIFFERENCES IN THIS DOCUMENT.

Attachment: 1. Financial Statements in accordance with K-IFRS

1. Company

A. Name and contact information

The name of our company is “EL-GI DISPLAY CHUSIK HOESA,” which shall be “LG Display Co., Ltd.” in English.

Our principal executive office is located at LG Twin Towers, 128 Yeoui-daero, Yeongdeungpo-gu, Seoul 150-721, Republic of Korea, and our telephone number is +82-2-3777-1010. Our website address is http://www.lgdisplay.com.

B. Domestic credit rating

Subject instruments	Month of rating	Credit rating	Rating agency (Rating range)
Commercial Paper	January 2006	A1	NICE Information Service Co., Ltd. (A1 ~ D)
June 2006
December 2006
June 2007
December 2007
September 2008
December 2008
	June 2006	A1	Korea Investors Service, Inc. (A1 ~ D)
January 2007
June 2007
December 2007
September 2008

Corporate Debenture	June 2006	AA-	NICE Information Service Co., Ltd. (AAA ~ D)
	December 2006	A+
June 2007
September 2008
	July 2009	AA-
	October 2009	AA-
February 2010
May 2010
December 2010
August 2011
June 2012
October 2012
March 2013

June 2013
October 2013

June 2006	AA-	Korea Investors Service, Inc. (AAA ~ D)
January 2007	A+
June 2007
September 2008
July 2009	AA-
December 2009
February 2010
May 2010
August 2010
February 2011
April 2011
August 2011
October 2011
June 2012
October 2012
June 2013
October 2013
October 2009	AA-	Korea Ratings Corporation (AAA ~ D)
December 2009
August 2010
December 2010
February 2011
April 2011
July 2011
October 2011
June 2012
March 2013
June 2013

C. Capitalization

(1) Change in capital stock (as of December 31, 2013)

There were no changes to our issued capital stock during the year reporting period ended December 31, 2013.

(2) Convertible bonds

Not applicable.

D. Voting rights (as of December 31, 2013)

(Unit: share)

Description		Number of shares
A. Total number of shares issued:	Common shares	357,815,700
	Preferred shares	—
B. Shares without voting rights:	Common shares	—
	Preferred shares	—
C. Shares subject to restrictions on voting rights pursuant to our articles of incorporation:	Common shares	—
	Preferred shares	—
D. Shares subject to restrictions on voting rights pursuant to regulations:	Common shares	—
	Preferred shares	—
E. Shares with restored voting rights:	Common shares	—
	Preferred shares	—

Total number of issued shares with voting rights (=A—B—C—D + E):	Common shares	357,815,700
	Preferred shares	—

E. Dividends

Dividends for the three most recent fiscal years

Description (unit)	2013	2012	2011
Par value (Won)	5,000	5,000	5,000
Profit (loss) for the period (million Won) (1)	99,672	28,549	(991,032)
Earnings per share (Won) (2)	279	80	(2,770)
Total cash dividend amount for the period (million Won)	—	—	—
Total stock dividend amount for the period (million Won)	—	—	—
Cash dividend payout ratio (%)	—	—	—
Cash dividend yield (%) (3)	—	—	—
Stock dividend yield (%)	—	—	—
Cash dividend per share (Won)	—	—	—
Stock dividend per share (share)	—	—	—

(1)	Profit (loss) for the period based on separate K-IFRS.

(2)	Earnings per share is based on par value of ￦5,000 per share and is calculated by dividing net income by weighted average number of common stock.

(3)	Cash dividend yield is the percentage that is derived by dividing cash dividend by the arithmetic average of the daily closing prices of our common stock during the one-week period ending two trading days prior to the closing of the register of shareholders for the purpose of determining the shareholders entitled to receive annual dividends.

2. Business

A. Business overview

We were incorporated in February 1985 under the laws of the Republic of Korea. LG Electronics and LG Semicon transferred their respective LCD business to us in 1998, and since then, our business has been focused on the research, development, manufacture and sale of display panels, applying technologies such as TFT-LCD and OLED.

As of December 31, 2013, we operated TFT-LCD and OLED production facilities and a research center in Paju, Korea and TFT-LCD production facilities in Gumi, Korea. We have also established subsidiaries in the Americas, Europe and Asia.

As of December 31, 2013, our business consisted of the manufacture and sale of display and display related products utilizing TFT-LCD, OLED and other technologies under a single reporting business segment.

2013 consolidated operating results highlights

(Unit: In billions of Won)

2013	Display business
Sales Revenue	27,033
Gross Profit	3,508
Operating Profit (Loss)	1,163

B. Industry

(1) Industry characteristics and growth potential

-	TFT-LCD display panels are one of the most widely used type of display panels in flat panel display products, and the entry barriers to manufacture TFT-LCD display panels are relatively high due to the technology and capital intensive nature of the mass manufacturing process that is required to achieve economies of scale, among other factors.

-	While growth in the market for displays used in notebook computer, monitor and other traditional IT products has stagnated or declined, the market for displays used in tablet and smartphone products in the rapidly evolving IT environment has been growing very quickly. The display market for televisions has shown steady growth mainly due to growing demand from developing countries as well as from consumers in general for larger sized display panels. As for displays used in industrial, automobile and other value added products, we expect to see growth in these markets.

(2) Cyclicality

-	The display panel business is highly cyclical and sensitive to fluctuations in the general economy. The industry experiences periodic volatility caused by imbalances between supply and demand due to capacity expansion and changing production utilization rates within the industry.

-	Macroeconomic factors and other causes of business cycles can affect the rate of growth in demand for display panels. Accordingly, if supply exceeds demand, average selling prices of display panels may decrease. Conversely, if growth in demand outpaces growth in supply, average selling prices may increase.

(3) Market conditions

-	Since 2011, due to a slowdown in growth in the display panel industry, display panel makers have slowed their respective rates of production capacity growth, while a number of them are pursuing other strategic alternatives such as mergers or formation of new alliances.

-	Most display panel makers are located in Asia.

a.	Korea: LG Display, Samsung Display, Hydis Technologies, etc.

b.	Taiwan: AU Optronics, Innolux, CPT, HannStar, etc.

c.	Japan: Japan Display, Sharp, Panasonic LCD, etc.

d.	China: BOE, CSOT, etc.

(4) Market shares

-	Our worldwide market share of large-sized display panels (i.e., panels that are 9 inches or larger) based on revenue is as follows:

	2013	2012	2011
Panels for Televisions (1)	24.7%	25.2%	24.7%
Panels for Monitors	34.0%	32.3%	28.3%
Panels for Notebook Computers (2)	32.3%	32.1%	30.3%
Panels for Tablet Computers	32.0%	40.3%	46.9%
Total	27.8%	28.4%	27.3%

Source: DisplaySearch

(1)	Includes panels for public displays.
(2)	Includes panels for netbooks.

(5) Competitiveness

-	Our ability to compete successfully depends on factors both within and outside our control, including product pricing, our relationship with customers, successful and timely investment and product development, cost competitiveness, success in marketing to our end-brand customers, component and raw material supply costs, foreign exchange rates and general economic and industry conditions.

-	In order to compete effectively, it is critical to be cost competitive and maintain stable and long-term relationships with customers which will enable us to be profitable even in a buyer’s market.

-	A substantial portion of our sales is attributable to a limited number of end-brand customers and their designated system integrators. The loss of these end-brand customers, as a result of customers entering into strategic supplier arrangements with our competitors or otherwise, would result in reduced sales.

-	Developing new products and technologies that can be differentiated from those of our competitors is critical to the success of our business. It is important that we take active measures to protect our intellectual property internationally by obtaining patents and undertaking monitoring activities in our major markets. It is also necessary to recruit and retain experienced key managerial personnel and skilled line operators.

-	As a leading technology innovator in the display industry, we continue to focus on delivering differentiated value to our customers by developing new technologies and products, including in the categories of three-dimensional (“3D”), touch screens and next generation displays. With respect to 3D technology, we have commenced mass production of high definition 3D panels with reduced degrees of “crosstalk,” or the degree of 3D image overlapping, of less than 1% (which is less than what the human eye can perceive). We have also acquired diverse technical skills and have established a supply chain management system that enables us to provide one-stop solutions. With respect to our OLED business, following our supply of the world’s first 55-inch OLED 3D panels for televisions in January 2013, we have supplied curved OLED panels for televisions and curved plastic OLED panels for smartphones and have shown that we are technologically a step ahead of the competition.

-	Moreover, we entered into long-term sales contracts with major global firms to secure customers and expand partnerships for technology development.

C. New businesses

-	In order to meet the rapidly increasing market demand for large TFT-LCD panels, we commenced mass production at P83, an eighth generation fabrication line located in our P8 facility, and P9, a new eighth generation production facility, in March 2011 and June 2012, respectively.

-	We also plan to strengthen our market position in future display technologies by strengthening our OLED business, accelerating the development of flexible display technologies and maintaining our leadership position in the LED backlight LCD market.

-	We are making an effort to increase our competitiveness, including in the LCD component parts market, by forming cooperative relationships with suppliers and purchasers of our products. As part of this effort, in March 2005, we established a joint venture company, Paju Electric Glass Co., Ltd., with Nippon Electric Glass Co., Ltd. We invested ￦14.4 billion in return for a 40% interest in Paju Electric Glass Co., Ltd. In November 2010 and April 2011, we invested an additional ￦14.8 billion and ￦4.4 billion, respectively, in Paju Electric Glass Co., Ltd. but the additional investments did not change our percentage interest in Paju Electric Glass Co., Ltd.

-	As part of our strategy to expand our production capacity overseas, we signed an investment agreement and a joint venture agreement in November 2009 with the City of Guangzhou, China, to build an eighth-generation panel fabrication facility in China and held a groundbreaking ceremony in May 2012. In December 2012, we established a joint venture company, LG Display (China) Co., Ltd., with Guangzhou GET Technologies Development Co., Ltd. and Shenzhen SKYWORTH-RGB Electronics Co., Ltd. to manufacture and sell eighth-generation panels. We made an initial investment of US$28 million and acquired a 70% equity interest in LG Display (China) Co., Ltd. In March, September, October and November 2013, we made additional investments totaling US$346 million, but the additional investments did not change our percentage interest in LG Display (China) Co., Ltd.

-	In December 2009, we acquired a 30.6% limited partnership interest in LB Gemini New Growth Fund No. 16. Under the limited partnership agreement, we agreed to invest a total amount of ￦30 billion in the fund, and as of December 31, 2010, we had invested ￦8.3 billion in the fund. By becoming a limited partner of this fund, our aim is to seek direct investment opportunities as well as to receive benefits from the investment. In February 2011, we received a distribution of ￦1.4 billion from the fund, and in March and April 2011, we invested an additional ￦1.9 billion and ￦3.1 billion, respectively, in the fund. In June 2011, we received a further distribution of ￦0.7 billion as return of principal and ￦0.9 billion as dividends and we invested an additional ￦1.2 billion in the fund. In December 2011, we invested an additional ￦2.0 billion in the fund. In April, July and September 2012, we received distributions of ￦1.0 billion, ￦0.8 billion and ￦1.8 billion from the fund, respectively. In each of September, November and December 2012, we invested an additional ￦1.5 billion in the fund. In March and May 2013, we received distributions of ￦1.1 billion and ￦0.3 billion from the fund, respectively, in each of June and September 2013, we invested an additional ￦1.5 billion in the fund, and in December 2013, we invested an additional ￦3.8 billion in the fund. The additional investments did not change our investment commitment amount of ￦30 billion or our limited partnership interest in the fund, which remained at 30.6%.

-	In November 2010, in order to build Backlight-Module-System (BMS) lines that would help differentiate our technical skills from those of our competitors and increase our cost competitiveness, we entered into a joint venture with Compal Electronics, Inc., a Taiwanese company, and established LUCOM Display Technology (Kunshan) Ltd. in Kunshan, China. We invested US$2.3 million and acquired a 51% equity interest in LUCOM Display Technology (Kunshan) Ltd. In February and April 2011, we invested an additional US$3.1 million and US$2.3 million, respectively, in LUCOM Display Technology (Kunshan) Ltd., but the additional investments did not change our percentage interest in LUCOM Display Technology (Kunshan) Ltd.

-	In April 2011, in order to enhance the product quality and assist the local development of coaters, a component used in our TFT-LCD products, we invested ￦20 billion and acquired a 16.6% interest in Narae Nanotech Corporation, a Korean equipment manufacturer. In June 2011, we invested an additional ￦10.0 billion and acquired a further 7.7% interest in Narae Nanotech Corporation. As of December 31, 2013, we held a 23% equity interest in Narae Nanotech Corporation.

-	In November 2011, in order to improve our cost competitiveness with respect to the glass substrate etching stage of our TFT-LCD panel manufacturing process, we invested ￦10.6 billion and acquired a 20.3% interest in Avatec Co., Ltd., a third party glass substrate etching processor. Avatec Co., Ltd. increased its paid-in capital in October 2012 and January 2013. We did not subscribe to additional equity on those occasions and, as a result, our equity interest in Avatec Co., Ltd. was diluted to 16.3% after the January 2013 paid-in capital increase.

-	In December 2011, in order to expand our module production capacity, we established LG Display U.S.A. Inc. in Texas, United States, and LG Display Reynosa S.A. de C.V. in Reynosa, Mexico. We invested in the form of paid-in capital ￦12.4 billion and ￦92 million in LG Display U.S.A. Inc. and LG Display Reynosa S.A. de C.V., respectively. We currently own a 100% interest in LG Display U.S.A. Inc. and a 1% interest in LG Display Reynosa S.A. de C.V. LG Display U.S.A. Inc. owns the remaining 99% interest in LG Display Reynosa S.A. de C.V.

-	In April 2012, in order to improve our cost competitiveness with respect to tempered glass used for touch screens, we invested ￦2.0 billion and acquired a 19.8% interest in Glonix Co., Ltd.

3. Major Products and Raw Materials

A. Major products

We manufacture TFT-LCD and OLED panels, of which a significant majority is exported overseas.

(Unit: In billions of Won, except percentages)

Business area	Sales type	Items (Market)	Usage	Major trademark	Sales in 2013 (%)
Display	Product/ Service/ Other sales	Display panel (Overseas (1))	Panels for notebook computers, monitors, televisions, smartphones, tablets, etc.	LG Display	24,341	(90.0%)
		Display panel (Korea (1))	Panels for notebook computers, monitors, televisions, smartphones, tablets, etc.	LG Display	2,692	(10.0%)
Total					27,033	(100.0%)

-	Period: January 1, 2013 ~ December 31, 2013.
(1)	Based on ship-to-party.

B. Average selling price trend of major products

The average selling price of LCD panels per square meter of net display area shipped in the fourth quarter of 2013 increased by approximately 3% from the third quarter of 2013, largely as a result of improved product mix due to an increase in the shipment of small- to medium-sized products. There is no assurance that the average selling prices of LCD panels will not fluctuate in the future due to imbalances in supply and demand.

(Unit: US$ / m2)

Description	2013 Q4	2013 Q3	2013 Q2	2013 Q1
Display panel (1)(2)	697	678	657	770

(1)	Quarterly average selling price per square meter of net display area shipped.
(2)	Excludes semi-finished products in the cell process.

C. Major raw materials

Prices of major raw materials depend on fluctuations in supply and demand in the market as well as on change in size and quantity of raw materials due to the increased production of large-sized panels.

(Unit: In billions of Won, except percentages)

Business area	Purchase type	Items	Usage	Cost (1)	Ratio (%)
Display	Raw materials	Glass	Display panel manufacturing	2,195	14.5%
		Backlight		4,077	26.8%
		Polarizer		2,519	16.6%
		Others		6,397	42.1%
Total				15,188	100.0%

-	Period: January 1, 2013 ~ December 31, 2013.
(1)	Based on total cost for purchase of raw materials which includes manufacturing and development costs, etc.

4. Production and Equipment

A. Production capacity and output

(1) Production capacity

The table below sets forth the production capacity of our Gumi and Paju facilities in the periods indicated.

(Unit: 1,000 Glass sheets)

Business area	Items	Location of facilities	2013 (1)	2012 (1)	2011 (1)
Display	Display panel	Gumi, Paju	8,562	9,195	8,376

(1)	Calculated based on the maximum monthly input capacity (based on glass input substrate size for eighth generation glass sheets) during the year multiplied by the number of months in a year (i.e., 12 months).
(2)	Production output

The table below sets forth the production output of our Gumi and Paju facilities in the periods indicated.

(Unit: 1,000 Glass sheets)

Business area	Items	Location of facilities	2013	2012	2011
Display	Display panel	Gumi, Paju	7,670	7,853	6,850

-	Based on glass input substrate size for eighth generation glass sheets.

B. Production performance and utilization ratio

(Unit: Hours, except percentages)

Production facilities	Available working hours in 2013	Actual working hours in 2013	Average utilization ratio
Gumi	8,760 (1) (365 days) (2)	8,636 (1) (359.8 days) (2)	98.6%
Paju	8,760 (1) (365 days) (2)	8,688 (1) (362.0 days) (2)	99.2%

(1)	Based on the assumption that all 24 hours in a day have been fully utilized.
(2)	Number of days is calculated by averaging the number of working days for each facility.

C. Investment plan

In 2013, our capital expenditures were approximately in the mid-￦3 trillions, or approximately in the mid-￦2 trillions on a cash out basis, mainly to fund the expansion of our OLED and LTPS-based panel production capacities and other expansions and improvements to our existing facilities.

5. Sales

A. Sales performance

(Unit: In billions of Won)

Business area	Sales types	Items (Market)		2013	2012	2011
Display	Products, etc.	Display panel	Overseas (1)	24,341	27,280	22,328
			Korea (1)	2,692	2,150	1,963
			Total	27,033	29,430	24,291
(1)	Based on ship-to-party.

B. Sales route and sales method

(1) Sales organization

-	As of December 31, 2013, each of our Television Business Unit and IT/Mobile Business Unit had individual sales and customer support functions.

-	Sales subsidiaries in the United States, Germany, Japan, Taiwan, China and Singapore perform sales activities and provide local technical support to customers.

(2) Sales route

Sales of our products take place through one of the following two routes:

-	LG Display HQ and overseas manufacturing subsidiaries g Overseas sales subsidiaries (USA/Germany/Japan/Taiwan/China/Singapore), etc. g System integrators and end-brand customers g End users

-	LG Display HQ and overseas manufacturing subsidiaries g System integrators and end-brand customers g End users

(3) Sales methods and sales terms

-	Direct sales and sales through overseas subsidiaries, etc. Sales terms are subject to change depending on the fluctuation in the supply and demand of LCD panels.

(4) Sales strategy

-	As part of our sales strategy, we have secured stable sales to major personal computer makers and leading consumer electronics makers globally, strengthened sales of high-resolution, IPS, narrow bezel and other high-end display panels in the tablet, notebook computer and monitor markets, led the television market with our differentiated television panels and increased the proportion of sales of our premium television panels, such as our ultra-high definition (“Ultra HD”) and large OLED television panels, in our product mix.

-	In the smartphone, industrial products (including aviation and medical equipment) and automobile displays segment, we have continued to build a strong and diversified business portfolio by expanding our business with customers with a global reach on the strength of our differentiated products applying IPS, plastic OLED, high-resolution and other technologies.

(5) Purchase orders

-	Customers generally place purchase orders with us one month prior to delivery. Our customary practice for procuring orders from our customers and delivering our products to such customers is as follows:

-	Receive order from customer (overseas sales subsidiaries, etc.) g Headquarter is notified g Manufacture product g Ship product (overseas sales subsidiaries, etc.) g Sell product (overseas sales subsidiaries, etc.)

6. Market Risks and Risk Management

A. Market risks

Our industry continues to experience continued declines in the average selling prices of display panels irrespective of cyclical fluctuations in the industry, and our margins would be adversely impacted if prices decrease faster than we are able to reduce our costs.

The TFT-LCD and OLED industries are highly competitive. We have experienced pressure on the prices and margins of our major products due largely to additional industry capacity from panel makers in Korea, Taiwan, China and Japan. Our main competitors in the industry include Samsung Display, Hydis Technologies, AU Optronics, Innolux, CPT, HannStar, Japan Display, Sharp, Panasonic LCD, BOE and CSOT.

Our ability to compete successfully depends on factors both within and outside our control, including product pricing, performance and reliability, successful and timely investments, utilization of differentiated technologies in product development, success or failure of our end-brand customers in marketing their brands and products, component and raw material supply costs, and general economic and industry conditions. We cannot provide assurance that we will be able to compete successfully with our competitors on these fronts and, as a result, we may be unable to sustain our current market position.

Our results of operations are subject to exchange rate fluctuations. To the extent that we incur costs in one currency and generate sales in a different currency, our profit margins may be affected by changes in the exchange rates between the two currencies. Our sales of display panels are denominated mainly in U.S. dollars, whereas our purchases of raw materials are denominated mainly in U.S. dollars and Japanese Yen. Our risk management policy regarding foreign currency risk is to minimize the impact of foreign currency fluctuations on our foreign currency denominated assets and liabilities.

B. Risk management

As the average selling prices of TFT-LCD and OLED panels can continue to decline over time irrespective of industry-wide cyclical fluctuations, we may find it hard to manage risks associated with certain factors that are outside our control. However, we counteract such declines in average selling prices by increasing the proportion of high value panels in our product mix while also implementing various cost reduction measures. In addition, in order to manage our risk against foreign currency fluctuations, we continually monitor our currency position and risk, and when needed, we may from time to time enter into cross-currency interest rate swap contracts and foreign currency forward contracts. As of December 31, 2013, we had not entered into any such contract for currency related derivative products.

7. Derivative Contracts

A. Currency risks

-	We are exposed to currency risks on sales, purchases and borrowings that are denominated in currencies other than in Won, our functional currency. These currencies are primarily the U.S. dollar, the Euro and the Japanese Yen.

-	Interest on borrowings is denominated in the currency of the borrowing. Generally, borrowings are denominated in currencies that match the cash flows generated by our underlying operations, primarily in Won and the U.S. dollar.

-	In respect of other monetary assets and liabilities denominated in foreign currencies, we ensure that our net exposure is kept to an acceptable level by buying or selling foreign currencies at spot rates, when necessary, to address short-term imbalances.

B. Interest rate risks

-	Our exposure to interest rate risks relates primarily to our floating rate long term debt obligations. We have established and are managing interest rate risk policies to minimize uncertainty and costs associated with interest rate fluctuations by monitoring cyclical interest rate fluctuations and enacting countermeasures.

8. Major contracts

Our material contracts, other than contracts entered into in the ordinary course of business, are set forth below:

Type of agreement	Name of party	Term	Content
Technology licensing agreement	Semiconductor Energy Laboratory	October 2005 ~	Patent licensing of LCD and OLED related technology
	Fergason Patent Properties	October 2007 ~	Patent licensing of LCD driving technology
	Hewlett-Packard	January 2011 ~	Patent licensing of semi-conductor device technology
Technology licensing/supply agreement	Chunghwa Picture Tubes	November 2007 ~	Patent cross-licensing of LCD technology
	HannStar Display Corporation	November 2009 ~	Patent cross-licensing of LCD technology
	AU Optronics Corporation	August 2011~	Patent cross-licensing of LCD technology
	Innolux Corporation	July 2012 ~	Patent cross-licensing of LCD technology, etc.

9. Research & Development

A. Summary of R&D-related expenditures

(Unit: In millions of Won, except percentages)

Items	2013	2012	2011
Material Cost	586,901	494,422	550,200
Labor Cost	500,705	412,805	365,375
Depreciation Expense	319,854	259,467	217,874
Others	267,320	206,093	180,582

Total R&D-Related Expenditures	1,674,780	1,372,787	1,314,031

	Selling & Administrative Expenses	345,387	301,239	248,328
Accounting Treatment (1)	Manufacturing Cost	1,207,158	873,323	942,015
	Development Cost (Intangible Assets)	122,235	198,225	123,688
R&D-Related Expenditures / Revenue Ratio (Total R&D-Related Expenditures ÷ Revenue for the period × 100)		6.2%	4.7%	5.4%

(1)	For accounting purposes, R&D-related expenditures are recognized in accordance with their respective sources of cost.

B. R&D achievements

Achievements in 2011

1)	Introduction of glass-free mobile 3D product (4.3-inch WVGA)

-	Development and preparation for mass production of our first glass-free 3D product (utilizing barrier cell)

2)	Introduction of the world’s first 12.5-inch AH-IPS notebook product

-	Development of the world’s first 12.5-inch notebook utilizing AH-IPS technology

-	Achievement of a maximum circuit logic power of 1.0W

-	Development of a slim and light AH-IPS model (development of a model that utilizes IPS and flat PCB)

3)	Introduction of an integrated 14.0-inch touch panel notebook product

-	Development of a 14.0-inch touch panel notebook product as part of our plan to develop and expand our integrated touch panel products portfolio

4)	Introduction of our 15.6-inch dream color IPS notebook product

-	Development of a notebook utilizing H-IPS technology

-	Realization of a 100% color reproduction rate by applying RGB LED technology

-	Realization of 1.073G color by applying 10-bit color depth technology

5)	Development and mass production of 9.7-inch LCD panels for tablets

-	Application of AH-IPS and slim LCD technology

-	Decreased thickness by 20% and weight by 7% compared to LCD panel for conventional tablets

6)	Development of the world’s first 3D FPR 23-inch full high-definition (“FHD”) TN monitor product

-	Minimization of flicker / crosstalk by applying FPR technology

-	Minimization of cost increase by applying one layer 3D film

-	Realization of high luminance 3D images (two times the luminance compared to images from monitors utilizing shutter glass technology)

7)	Introduction of our first 50-inch Cinema TV product

-	Application of 21:9 screen display ratio (2560 x 1080 resolution)

-	Application of 960ch + EPI source driver integrated circuits (“D-IC”) for optimal high-resolution

-	Application of scanning technology under the Horizontal 2Edge structure

8)	Development of the world’s first 3D FPR 23-inch IPS FHD monitor product

-	Minimization of flicker / crosstalk by applying FPR technology

-	Minimization of cost increase by applying one layer 3D film

-	Realization of high luminance 3D images (two times the luminance compared to images from monitors utilizing shutter glass technology)

9)	Development and introduction of the world’s first 15.6-inch HD FPR 3D notebook product

-	Realization of the world’s first 15.6-inch HD FPR 3D product

-	Realization of high luminance 3D images (two times the luminance compared to images from notebooks utilizing shutter glass technology)

-	Minimization of cost increase by applying one layer 3D film

10)	Development and introduction of the world’s first 17.3-inch Dream Color AH-IPS notebook product

-	Development of the world’s first 17.3-inch notebook computer applying AH-IPS

-	Realization of Dream Color (100% color reproduction rate) by applying RGB LED

-	Realization of 1.073G color by applying Color Depth 10-bit technology

-	Realization of 89 degrees viewing angle (up/down/left/right) by applying IPS technology

11)	Development and introduction of a 15.6-inch HD product with the world’s lowest (at the time) power consumption from logic circuit (0.5W).

-	Application of DRD Z-inversion, HVDD and low voltage process

-	Application of high intensity LED (2.3cd) and Vcut light guide plate

-	Increase in battery life due to logic circuit power consumption reduction

12)	Development of the world’s smallest (at the time) Narrow Bezel Notebook Model

-	The first in the world to apply 4.5 mm narrow bezel

-	Formation of camera hole by B/M mask patterning

13)	Development of a new 10.1-inch WX smartbook LCD

-	Development of the our first 10.1-inch WXGA LCD following in the footsteps of our 9.7-inch XGA model

-	Realization of reduced power consumption, high permeability and increased viewing angle by application of IPS technology.

14)	Development of a 42-inch FHD product applying COT technology

-	Simplifying panel production process by applying COT (Color Filter on TFT) technology

-	Luminance increased by 10%

15)	Development of 42-inch, 47-inch and 55-inch direct slim LCD TV

-	Development of the world’s first direct-mounted 11.0 mm depth ultra-slim liquid crystal display module (“LCM”) model

-	Application of 96 block local dimming and M240Hz technology

16)	Development of a 47-inch super narrow public display panel

-	Development of our first super narrow bezel (seam 6.9 mm) product for application in public display panels

17)	Introduction of the world’s first 15.6-inch FHD AH-IPS notebook product

-	Development of the world’s first 15.6-inch FHD model applying AH-IPS technology

-	Development of slim & light AH-IPS model (thickness: 3.4 mm; weight: 330g)

-	Achieving the following viewing angles by applying IPS technology; 178° from top to bottom; 178° from left to right

18)	Development of a 15.6-inch FHD notebook applying a new backlight arrangement

-	Optimization of light placement by application of New Concept LED Backlight

-	Reduction in the number of LED integrated circuits (78ea g 10ea) by application of mid-power LED

-	Reduced energy consumption pursuant to a reduction in the number of LED integrated circuits (7.4W g 5.9W)

19)	Development of the world’s first 215/25/27 FHD TN and 215 FHD IPS 3D monitor

-	Minimization of flicker/crosstalk by application of FPR technology

-	Minimization of cost increase by applying one-layered 3D film

-	Realization of high luminance 3D images (two times the luminance compared to images from monitors utilizing shutter glass technology)

20)	Development of a 4.5-inch true HD AH-IPS display smartphone product

-	For 4G LTE smartphones (introduced in September 2011)

-	Application of true HD720 resolution and AH-IPS technology

21)	Development of the world’s first 14.0-inch HD 3D FPR notebook product

-	Realization of the world’s first 14.0-inch 3D FPR display

-	Realization of high luminance 3D images (two times the luminance compared to images from notebook panels utilizing shutter glass technology)

22)	Development of the world’s first AH-IPS GIP / DRD column inversion technology

-	Development of AH-IPS GIP / DRD by application of shrink GIP technology

-	Realization of TN-equivalent panel size through reduced panel load

-	Achieved TN-equivalent logic energy consumption levels

Achievements	in 2012

1)	Introduction of the world’s first 13.3-inch high definition plus (“HD+”) AH-IPS notebook product

-	Development of the world’s first 13.3-inch HD+ model applying AH-IPS technology

2)	Development and introduction of a 14.0-inch HD product with the world’s lowest (at the time) rate of logic circuit energy consumption (0.4W)

-	Application of DRD Z-inversion, HVDD and low voltage process

-	Application of high intensity LED (2.3cd) and Vcut light guiding plate

-	Increase in battery life due to reduced logic circuit energy consumption

3)	Introduction of a 14.0-inch HD+ notebook product with a high color reproduction rate

-	Development of a 14.0-inch HD+ 72% color reproduction rate model

-	Development of a slim model applying 0.3 mm glass etching

4)	Introduction of a 15.6-inch FHD glasses-free 3D notebook product

-	Development of the first notebook product applying switchable barrier type 3D technology that does not require the use of glasses

5)	Development of the world’s first 23-inch FHD monitor product applying AH-IPS 4Mask technology

-	Increased display panel luminance by application of AH-IPS technology (20% more luminance compared to display panels applying conventional IPS technology)

-	Simplified panel production process by application of AH-IPS 4Mask technology

-	30% reduction in energy consumption resulting from increased efficiency of LED and circuit components

-	Increased productivity in the manufacture of circuit and mechanical components resulting from increased standardization

6)	Development of TN monitor products (20-inch HD+, 21.5-inch FHD and 23-inch FHD) applying new LED

-	20% reduction in energy consumption resulting from increased efficiency of LED and circuit components (based on 23W power consumption models)

-	Increased productivity in the manufacture of circuit and mechanical components resulting from increased standardization

7)	Development of products with new edge backlight unit (32-inch, 37-inch and 42-inch FHD)

-	Vertical 2Bar LED backlight unit g Vertical 1Bar LED backlight unit

-	Reduced energy consumption by 25% resulting from a reduction in the number of LED integrated (based on 32-inch display panel)

8)	Development of 42-inch FHD product with new direct backlight unit

-	Development of LED Lens through the improvement of LED Beam spread angle ( 72ea based on 42-inch display panel)

-	Same thickness as conventional edge LED lighting lamp (35.5 mm)

9)	Development of products with the world’s narrowest bezels of 3.5 mm (47-inch and 55-inch FHD)

-	Narrow set design possible using 3.5 mm bezel

10)	Development of the world’s first panel products without borders on three sides (32-inch, 42-inch, 47-inch and 55-inch FHD)

-	Made possible by removing the forward-facing case top, resulting in “zero” bezel on three sides

11)	Development of monitor products without borders on three sides (21.5-inch, 23-inch and 27-inch FHD)

-	Made possible by removing the forward-facing case top, resulting in “zero” bezel on three sides, and application of double-sided adhesive to secure the position of the panel and backlight

-	Used double guide panels to reduce light leakage issues in IPS panels

12)	Development of 12.5-inch HD AH-IPS slim and light notebook display panels

-	Achieved thickness of 2.85t

-	Reduced the number of LEDs required by using high intensity LEDs (2.5cd)

13)	The world’s first GF2 Touch Tablet Product Development (10.1WXGA LCM + Touch)

-	Touch Concept: GF2, Touch IC In-House

-	Reduced cost by applying TMIC

-	Reduced power consumption by applying 6 in 1 (Buck version) PMIC

-	Reduced cost and power consumption by applying AH-IPS + DRD-Z

-	Reduced cost by applying Taper LGP

14)	Development of Automotive 9.2WV product that applies wide temperature AH5-IPS technology

-	For use in Center Information Displays and Rear Seat Entertainment Displays mounted on a mass produced passenger car

-	Wide temperature materials/components used and AH5-IPS technology applied

15)	Application and introduction of the world’s first large multi-model on a glass (“MMG”) type product (60-inch FHD and 32-inch HD)

-	Increased glass efficiency by successfully applying large MMG technology for the first time in the industry

-	Developed three sided and six sided chamfers for eighth generation 60-inch FHD panels and 32-inch HD panels, respectively

16)	Development of the world’s first 84-inch Ultra HD display panel product

-	a-Si based 1G 1D Ultra HD panel with steady charging

-	Developed extra-large edge LED with rigid heat resistant structure

17)	Development of 2000 nit bright public display panel for outdoor use (47-inch FHD)

-	Use of optimal-temperature panel prevents any blackening effect when exposed to direct sunlight

-	Use of quarter-wave plate (applying FPR technology) allows viewers wearing polarized sunglasses to view the public display panel with ease

-	Applied heat resistant structure without heat sink

-	Improved bright room contrast ratio by applying Shine Out ARC POL technology

18)	Development of seam (AtA) 5.6 mm super-narrow bezel (“SNB”) public display panel (55-inch FHD)

-	Bezel thickness minimized (2.9 mm for pad, 1.6 mm for non-pad)

-	Developed SNB structure technology

19)	Development of 47-inch and 55-inch display panel products applying vertical 1Bar structure

-	Our first 47-inch and 55-inch display panel products applying vertical 1Bar LED backlight units

-	Reduced number of LEDs needed, resulting in reduced energy consumption (for example, energy consumption for the 47-inch display panel was reduced from 65.5W to 55.8W)

20)	Development of the world’s first 29-inch 21:9 ratio three-side borderless monitor product

-	Made possible by removing the forward-facing case top, resulting in “zero” bezel on three sides

-	Double-sided adhesive used to secure the position of the panel and backlight

-	Double guide panels used to resolve light leakage issues in IPS panels

21)	Development of the world’s first 12.9-inch high-resolution slim AH-IPS display panel

-	Ultra-high resolution WQSXGA+ (239 PPI)

-	Achieved 400 nit brightness by improving panel luminance and applying high intensity LED PKG and new 1Bar structure

-	Developed 2.95 mm slim model through glass etching and application of rigid PCB

22)	Development of the world’s first ultra-slim all-in-one product applying G2 Touch technology (4.67WXGA)

-	320 PPI high resolution AH-IPS display panel

-	Ultra-slim LCM by applying G2 Touch and OCR Direct Bonding technologies

23)	Development of the world’s first TV product applying DRD technology (32-inch, 37-inch HD)

-	Simplified circuit structure for HD TV by applying DRD technology (source D-IC reduced from 4ea g 2ea)

24)	Development of customer co-designed TV (32-inch to 55-inch FHD)

-	Co-designed TV model that integrates LCM and the front cover in a single body

-	Differentiated set bezel design

25)	Development of the world’s first borderless TV product with 7.8 mm bezel (47-inch FHD)

-	Borderless on the top and left/right sides with a borderless like bottom design

26)	Development of the world’s largest, at the time, 55-inch FHD OLED TV product

-	Utilizes WRGB OLED technology with a thickness of 4.45 mm

27)	Development of the first touch notebook product with direct bonding of touch screen module (“TSM”) (12.5-inch FHD)

-	Applied direct bonding between LCM and TSM to reduce thickness (4.8 mm)

-	Direct bonding multi-sourcing in response to customer demand

28)	Development of 23.8-inch desktop monitor product

-	Developed new display panel size for desktop monitor products

-	Narrower bezels (8 mm for the top and left/right sides) compared to conventional bezels

29)	Development of the world’s first clear borderless (borderless on all four sides) monitor product (27-inch FHD)

-	Applied Narrow Bezel Vertical LED Structure technology by changing the LED backlight structure

-	Developed even black matrix structure on all four sides

Achievements	in 2013

1)	Developed 19.5-inch desktop monitor product

-	Developed new display panel size for desktop monitor products

-	Increased yield of glass panel area per glass substrate by cutting glass substrates at 19.5 inches

2)	Developed 11.6-inch Tab Book product applying GF2 touch technology

-	Applied GF2 direct bonding process

3)	Developed 5.0-inch and 5.5-inch high resolution (over 400 PPI) smartphone products applying AH-IPS technology

-	Luminance increased by 10% compared to conventional panels (5.0-inch FHD panel has 403 PPI and 5.5-inch FHD panel has 440 PPI)

-	Developed new source D-IC to drive 4 lanes of MIPI with speeds of up to 1 Gbps per lane

4)	Developed the world’s first 60-inch three-side borderless product

-	Made possible by removing the forward-facing case top, resulting in “zero” bezel on three sides with a borderless like bottom design

5)	Developed the world’s first 47-inch and 55-inch FHD TV product with 2.3 mm narrow bezels

-	Achieved optimal slim design by minimizing bezel width to 2.3 mm

6)	Developed 55-inch and 65-inch Ultra HD products with narrow bezels

-	Ultra HD (55-inch model has 80 PPI and 65-inch model has 68 PPI)

-	Achieved high transmittance panel by applying 1 Gate 1 Data structure

-	Achieved narrow bezels (55-inch model has 6.9 mm and 65-inch has 7.5 mm) by optimizing panel and mechanical design

7)	Developed 42-inch, 47-inch and 55-inch FHD three-side borderless products with direct backlight units

-	Borderless design made possible by removing the forward-facing case top, resulting in “zero” bezel on three sides

8)	Developed 5-inch HD smartphone product utilizing oxide cell technology

-	Reduced energy consumption and achieved narrower bezels by using indium gallium zinc oxide (IGZO) cell technology (energy consumption reduced by 26.7% and bezel size reduced by 23.0% compared to products utilizing conventional silicon (a-Si) cell technology)

9)	Developed FHD a-Si AH-IPS technology for use in smartphone products (more than 400 PPI)

-	Improved structure and technology compared to conventional FHD panels (luminance increased by 30%, achieved 443 PPI in 5.0-inch FHD panel)

-	Developed new D-IC and IC bonding materials and processes

10)	Developed new line of 19.5-inch HD+ monitor products with IPS technology

-	Developed new line of display panels for desktop monitor products

-	Increased yield of glass panel area per glass substrate by cutting glass substrates at 19.5 inches

11)	Developed 19.5-inch HD+ ultra-light monitor product

-	The world’s lightest (at the time) 19.5-inch HD+ IPS monitor product with slim concept design

-	Reduced weight by 55% from 1520g to 830g and thickness from 7.6t to 5.4t compared to a conventional 19.5-inch HD+ IPS monitor product

12)	Developed the world’s first borderless monitor product with 3.5 mm narrow bezel (23.8-inch FHD)

-	Developed 23.8-inch FHD Neo Blade1 monitor product with the world’s narrowest (at the time) bezel (3.5 mm)

13)	Introduced 9.2-inch WXGA high resolution / high luminance automotive display product

-	The first automotive display product to apply EPI interface (800Mbps high speed transmission with Real 8it)

-	High luminance (800 nit) and high color gamut (70%)

-	Developed T-con with improved reliability and resolution

14)	Developed 49-inch FHD four sided borderless like product

-	Achieved narrow borders by applying 4.9 mm GIP technology and developed a new PSJ mechanical structure

-	Developed new resin technology to apply to the bottom base decoration

15)	Developed 55-inch FHD wide color gamut (“WCG”) LCM product

-	Achieved life like colors with WCG by combining panel and optical technologies

-	Developed differentiated case top set design

16)	Developed our first 60-inch FHD product

-	Achieved narrow panel bezel size (7.8 mm)

-	New size in our product lineup

17)	Developed the world’s first 23.8-inch Ultra HD monitor product

-	The world’s first Ultra HD AH-IPS monitor product (23.8-inch Ultra HD: 185 ppi)

-	Applied PAC panel technology and developed Ultra HD T-con/D-IC driver

-	Developed high luminance dual LED array structure

18)	Expanded product lineup of 21:9 screen aspect ratio monitors

-	Expanded product lineup of 21:9 screen aspect ratio monitors to include 25-inch, 29-inch and 34-inch monitors

-	Borderless on three sides by removing case top

19)	Developed the world’s first 13.3-inch FHD notebook model with 1.9 mm narrow bezel

-	Development slim notebook design by utilizing panel GLA structure and minimizing bezel size to 1.9 mm

-	Achieved slim (3.0 mm) and ultra-light (230 g) LCM by utilizing 0.25 mm glass PPP LGP technology

20)	Developed our first quad HD (“QHD”) notebook model (13.3-inch, 222 ppi / 14.0-inch / 210 ppi)

-	Increased transmittance rate by utilizing 3rd metal, coop CS, red eye 12 um technology and improving aperture ratio

-	Achieved slim (2.6 mm) and ultra-light (235 g) LCM by utilizing 0.3 mm glass PPP LGP technology

21)	Introduced product applying PPP LGP to maximize light collimation

-	Developed PPP technology for light collimation (improved luminance by 44% compared to conventional panels) for a more energy efficient panel model

-	Used 2 sheet structure to reduce thickness

22)	Developed 12.3-inch FHD full cluster automotive product

-	The world’s first full cluster product to apply IPS technology

-	Ultra-high luminance (800 nit) and high color gamut (85%). High color PR and developed RG LED for high light collimation

-	Applied the highest resolution (1920 x 720), at the time, for clusters

23)	Developed 5.5-inch QHD LTPS smartphone panel applying AH-IPS technology with the worlds’ highest resolution, at the time, for smartphone panels (more than 500 ppi)

-	Designed and developed QHD, the world’s highest resolution, at the time, for smartphone panels (538 ppi)

-	The world’s first QHD module applying 1 chip D-IC driver

10. Intellectual Property

As of December 31, 2013, our cumulative patent portfolio (including patents that have already expired) included a total of 23,819 patents, consisting of 11,779 in Korea and 12,040 in other countries.

11. Environmental Matters

We are subject to a variety of environmental laws and regulations, and we may be subject to fines or restrictions that could cause our operations to be interrupted. Our manufacturing processes generate worksite waste, including water and air pollutants, at various stages in the manufacturing process, and we are subject to relevant laws and regulations in each area of the environment, including with respect to the treatment of chemical by-products. We have installed various types of anti-pollution equipment, consistent with environmental standards, for the treatment of chemical waste and equipment for the recycling of treated waste water at our various facilities. However, we cannot provide assurance that environmental claims will not be brought against us or that the local or national governments will not take steps toward adopting more stringent environmental standards. Any failure on our part to comply with any present or future environmental regulations could result in the assessment of damages or imposition of fines against us, suspension of production or a cessation of operations. In addition, environmental regulations could require us to acquire costly equipment or to incur other significant compliance expenses that may materially and negatively affect our financial condition and results of operations.

We have also voluntarily agreed to reduce emission of greenhouse gases, such as triflouride oxide and perfluoro compounds, or PFCs, including sulfur hexafluoride, or SF6, gases, by installing abatement systems to meet voluntary emissions targets for the display panel industry for 2010. As part of our voluntary activities to reduce emission of greenhouse gases, we installed triflouride oxide abatement systems at all of our production lines.

We also installed an SF6 abatement system in P1 in April 2005, and have taken steps to install additional SF6 abatement systems through the use of Clean Development Mechanism, or CDM, projects. We manage our CDM projects jointly with LG International Corp. On July 10, 2010, after becoming the first TFT-LCD company to receive the UNFCCC CDM Executive Board’s approval of our CDM project, we installed an SF6 abatement system in P6. We received a total of 343,971 tonnes of CO2 equivalent of certified emission reduction credits, or CERs, from the UN for the reduction of greenhouse gas emissions in P6 during the period from August 1, 2010 to December 31, 2010, all of which was sold in December 2011. We also received a total of 579,583 tonnes of CO2 equivalent of CERs for the reduction of greenhouse gas emissions in P6 during the period from January 1, 2011 to January 31, 2012. In August 2011, we commenced the installation of an SF6 abatement system in P7 through the implementation of CDM projects which became operational in February 2012. We received a total of 222,270 tonnes of CO2 equivalent of CERs from the UN for the reduction of greenhouse gas emissions in P6 and P7 during the period from February 1, 2012 to March 31, 2012. We intend to ask a third party accreditation agency to examine the reduction of our greenhouse gas emissions since April 1, 2012 as part of our application for receiving CERs from the UN.

In 2010, we were designated by the Korean government as one of the companies subject to greenhouse gas emission and energy consumption targets under the Framework Act on Low Carbon, Green Growth. As a result, we may need to invest in additional equipment and there may be other costs associated with meeting reduction targets, which may have a negative effect on our profitability or production activities. In addition, if we fail to meet a reduction target and are unable to comply with the government’s subsequent enforcement notice relating to such failure, we may be subject to fines.

In connection with the greenhouse gas emission and energy reduction target system, we submitted a statement of our domestic emissions and energy usage for the year 2012 to the Korean government (i.e., the Ministry of Environment and the Ministry of Trade, Industry & Energy) in March 2013 after it was certified by the Korean Foundation for Quality, a government-designated certification agency. We plan on receiving third party certification on our domestic emissions and energy usage statement for the year 2013 and submitting the statement to the Korean government by March 2013.

The table below sets forth yearly levels of our greenhouse gases emissions and energy usage in the statement submitted to the Korean government:

(Unit: thousand tonnes of CO2 equivalent; Tetra Joules)

Category	2012	2011	2010
Greenhouse gases	6,161	5,928	5,576
Energy	61,169	53,223	45,841

In addition, in order to improve the efficiency and reliability of measuring our greenhouse gas emission reduction activities, we have implemented improvements to our Plant Energy & Environment System (our electronic greenhouse gas inventory system) in 2012.

Operations at our manufacturing plants are subject to regulation and periodic scheduled and unscheduled on-site inspections by the Korean Ministry of Environment and local environmental protection authorities. We believe that we have adopted adequate anti-pollution measures and have minimized our impact on the environment by improving existing and developing new technologies for the effective maintenance of environmental protection standards consistent with local industry practice. In addition, we have continually monitored, and we believe that we are in compliance in all material respects with, the applicable environmental laws and regulations in Korea. Expenditures related to such compliance may be substantial. Such expenditures are generally included in capital expenditures. As required by Korean law, we employ licensed environmental specialists to manage our air pollution, toxic materials and waste water. In February 2013, to reduce costs and ensure safe water quality, we entered into a contract with a specialist company to operate our waste water treatment facilities. We currently have ISO 14001 certifications with respect to the environmental record for P1 through P98, our OLED production facility in Gumi, Korea, our Gumi module production plant and our Paju module production plant, as well as our module production plants in Nanjing, Yantai and Guangzhou, China.

In addition, with respect to P1 through P98 and our module production plants in Gumi and Paju, we have established and are currently operating a new green management system, which was certified by BSI Group Korea in November 2011. Furthermore, we have been certified by the Korean Ministry of Environment as a “Green Company”, with respect to our environmental record for P1 and our module production plant in Gumi since 1997, with respect to our operations at P2 and P3 since 2006, and with respect to our operations at P4, P5 and P6 since 2008. Also, we received certification to self-inspect designated waste products with respect to our Paju plant by the Ministry of Environment in 2011, which was recertified in 2013. In addition, in recognition of our efforts to reduce greenhouse gas emissions, we were awarded a commendation from the Minster of Environment in the efforts against climate change category in the 2013 Green Management Awards, which was jointly hosted by the Ministry of Environment and the Ministry of Trade, Industry and Energy.

We also have an internal monitoring system to control the use of hazardous substances in the manufacture of our products as we are committed to compliance with all applicable environmental laws and regulations, including European Union Restriction of Hazardous Substances (RoHS) Directive 2011/65/EU, and restricts the use of certain hazardous substances in the manufacture of electrical and electronic equipment.

In addition, as part of our commitment to purchase environment-friendly raw materials, we have implemented a green purchasing system that prevents the introduction of hazardous materials at the purchasing stage. The green purchasing system has been a key component in our efforts to comply with RoHS and other applicable environmental laws and regulation.

In October 2005, we became the first display panel company to receive accreditation as an International Accredited Testing Laboratory by the Korea Laboratory Accreditation Scheme, which is operated by the Korean Ministry of Knowledge Economy. In September 2006, we received international accreditation from TUV SUD, EU’s German accreditation agency, as a RoHS testing laboratory. Our efforts to keep pace with the increasingly stringent accreditation standards and to receive and maintain such accreditations are part of our on-going efforts to systematically monitor environmentally controlled substances in our component parts inventory. Moreover, we participated in reforming IEC 62321, an international testing standard published by the International Electrotechnical Commission and used by RoHS, and the commission adopted our halogen-free combustion ion chromatography method in as IEC 62321-3-2, which was published in June 2013.

12. Financial Information

A. Financial highlights (Based on consolidated K-IFRS)

(Unit: In millions of Won)

Description	As of December 31, 2013	As of December 31, 2012	As of December 31, 2011	As of December 31, 2010	As of December 31, 2009
Current assets	7,731,788	8,914,685	7,858,065	8,840,433	8,226,142
Quick assets	5,798,547	6,524,678	5,540,695	6,625,216	6,558,362
Inventories	1,933,241	2,390,007	2,317,370	2,215,217	1,667,780
Non-current assets	13,983,496	15,540,826	17,304,866	15,017,225	11,477,335
Investments in equity accounted investees	406,536	402,158	385,145	325,532	282,450
Property, plant and equipment, net	11,808,334	13,107,511	14,696,849	12,815,401	9,596,497
Intangible assets	468,185	497,602	535,114	539,901	352,393
Other non-current assets	1,300,441	1,533,555	1,687,758	1,336,391	1,245,995
Total assets	21,715,284	24,455,511	25,162,931	23,857,658	19,703,477
Current liabilities	6,788,919	9,206,158	9,911,434	8,881,829	6,495,071
Non-current liabilities	4,128,945	5,009,173	5,120,469	3,914,862	3,168,657
Total liabilities	10,917,864	14,215,331	15,031,903	12,796,691	9,663,728
Share capital	1,789,079	1,789,079	1,789,079	1,789,079	1,789,079
Share premium	2,251,113	2,251,113	2,251,113	2,251,113	2,251,113
Reserves	(91,674)	(69,370)	12,181	(35,298)	(51,005)
Retained earnings	6,662,655	6,238,989	6,063,359	7,031,163	6,050,562
Non-controlling interest	186,247	30,369	15,296	24,910	0
Total equity	10,797,420	10,240,180	10,131,028	11,060,967	10,039,749

(Unit : In millions of Won, except for per share data and number of consolidated entities)

Description	For the year ended December 31, 2013		For the year ended December 31, 2012		For the year ended December 31, 2011		For the year ended December 31, 2010		For the year ended December 31, 2009
Revenue	27,033,035		29,429,668		24,291,289		25,511,535		20,037,701
Operating profit (loss)	1,163,314	(1)	912,368	(2)	(763,548	) (2)	1,688,560	(2)	1,114,846	(2)
Operating profit from continuing operations	418,973		236,345		(787,895)		1,159,234		1,117,778
Profit (loss) for the period	418,973		236,345		(787,895)		1,159,234		1,117,778
Profit (loss) attributable to:
Owners of the Company	426,118		233,204		(771,223)		1,156,343		1,117,778
Non-controlling interest	(7,145)		3,141		(16,672)		2,891		—
Basic earnings (loss) per share	1,191		652		(2,155)		3,232		3,124
Diluted earnings (loss) per share	1,191		652		(2,155)		3,152		3,124
Number of consolidated entities	18		20		18		16		11
(1)	Amendment to K-IFRS No. 1001 Presentation of Financial Statements adopted in the presentation of operating profit. After adoption of the amendment, operating profit or loss is presented as an amount of revenue less cost of sales, selling and administrative expenses and research and development expenses. Prior to the adoption of the amendment, other income and other expenses were included in the presentation of operating profit or loss.
(2)	Reclassified to conform to the presentation for the year ended December 31, 2013.

B. Financial highlights (Based on separate K-IFRS)

(Unit: In millions of Won)

Description	As of December 31, 2013	As of December 31, 2012	As of December 31, 2011	As of December 31, 2010	As of December 31, 2009
Current assets	6,877,367	8,432,253	7,326,764	8,499,873	7,973,355
Quick assets	5,290,725	6,484,308	5,414,054	6,739,908	6,687,050
Inventories	1,586,642	1,947,945	1,912,710	1,759,965	1,286,305
Non-current assets	13,767,226	15,369,335	16,947,200	14,658,125	11,283,512
Investments	1,820,806	1,468,778	1,386,313	1,279,831	1,075,229
Property, plant and equipment, net	10,294,740	12,004,435	13,522,553	11,688,061	8,730,263
Intangible assets	461,620	488,663	479,510	483,260	340,885
Other non-current assets	1,190,060	1,407,459	1,558,824	1,206,973	1,137,135
Total assets	20,644,593	23,801,588	24,273,964	23,157,998	19,256,867
Current liabilities	6,754,175	9,132,943	9,485,333	8,453,869	6,120,663
Non-current liabilities	4,127,993	5,007,525	5,101,714	3,833,454	3,102,006
Total liabilities	10,882,168	14,140,468	14,587,047	12,287,323	9,222,669
Share capital	1,789,079	1,789,079	1,789,079	1,789,079	1,789,079
Share premium	2,251,113	2,251,113	2,251,113	2,251,113	2,251,113
Reserves	(305)	(893)	(3,944)	(7,795)	(17,366)
Retained earnings	5,722,538	5,621,821	5,650,669	6,838,278	6,011,372
Total equity	9,762,425	9,661,120	9,686,917	10,870,675	10,034,198

(Unit: In millions of Won, except for per share data)

Description	For the year ended December 31, 2013		For the year ended December 31, 2012		For the year ended December 31, 2011		For the year ended December 31, 2010		For the year ended December 31, 2009
Revenue	25,854,183		28,672,355		23,471,309		25,004,257		20,119,342
Operating profit (loss)	753,550	(1)	626,478	(2)	(1,051,042	) (2)	1,402,453	(2)	1,084,575	(2)
Operating profit (loss) from continuing operations	99,672		28,549		(991,032)		1,002,648		1,088,814
Profit (loss) for the period	99,672		28,549		(991,032)		1,002,648		1,088,814
Basic earnings (loss) per share	279		80		(2,770)		2,802		3,043
Diluted earnings (loss) per share	279		80		(2,770)		2,726		3,043
(1)	Amendment to K-IFRS No. 1001 Presentation of Financial Statements adopted in the presentation of operating profit. After adoption of the amendment, operating profit or loss is presented as an amount of revenue less cost of sales, selling and administrative expenses and research and development expenses. Prior to the adoption of the amendment, other income and other expenses were included in the presentation of operating profit or loss.
(2)	Reclassified to conform to the presentation for the year ended December 31, 2013.

C. Consolidated subsidiaries (as of December 31, 2013)

Company	Primary Business	Location	Equity Interest
LG Display America, Inc.	Sales	U.S.A.	100%
LG Display Germany GmbH	Sales	Germany	100%
LG Display Japan Co., Ltd.	Sales	Japan	100%
LG Display Taiwan Co., Ltd.	Sales	Taiwan	100%
LG Display Nanjing Co., Ltd.	Manufacturing and sales	China	100%
LG Display Shanghai Co., Ltd.	Sales	China	100%
LG Display Poland Sp. zo.o.	Manufacturing and sales	Poland	80%
LG Display Guangzhou Co., Ltd.	Manufacturing and sales	China	100%
LG Display Shenzhen Co., Ltd.	Sales	China	100%
LG Display Singapore Pte. Ltd.	Sales	Singapore	100%
L&T Display Technology (Xiamen) Co., Ltd.	Manufacturing and sales	China	51%
L&T Display Technology (Fujian) Co., Ltd.	Manufacturing and sales	China	51%
LG Display Yantai Co., Ltd.	Manufacturing and sales	China	100%
LG Display (China) Co., Ltd.	Manufacturing and sales	China	70%
LUCOM Display Technology (Kunshan) Limited	Manufacturing and sales	China	51%
LG Display U.S.A. Inc.	Manufacturing and sales	U.S.A.	100%
LG Display Reynosa S.A. de C.V.	Manufacturing	Mexico	100%
Nanumnuri Co., Ltd.	Workplace services	Korea	100%

D. Status of equity investments (as of December 31, 2013)

Company	Investment Amount	Initial Equity Investment Date	Equity Interest
LG Display America, Inc. (1)	US$375,000,000	September 24, 1999	100%
LG Display Germany GmbH	EUR960,000	November 5, 1999	100%
LG Display Japan Co., Ltd.	¥95,000,000	October 12, 1999	100%
LG Display Taiwan Co., Ltd.	NT$115,500,000	May 19, 2000	100%
LG Display Nanjing Co., Ltd.	CNY2,834,206,315	July 15, 2002	100%
LG Display Shanghai Co., Ltd.	CNY4,138,650	January 16, 2003	100%
LG Display Poland Sp. zo.o.	PLN410,327,700	September 6, 2005	80%
LG Display Guangzhou Co., Ltd. (2)	CNY992,062,354	August 7, 2006	100%
LG Display Shenzhen Co., Ltd.	CNY3,775,250	August 28, 2007	100%
LG Display Singapore Pte. Ltd.	SGD1,400,000	January 12, 2009	100%
L&T Display Technology (Xiamen) Co., Ltd.	CNY41,785,824	January 5, 2010	51%
L&T Display Technology (Fujian) Co., Ltd.	CNY59,197,026	January 5, 2010	51%
LG Display Yantai Co., Ltd.	CNY525,016,000	April 19, 2010	100%
LUCOM Display Technology (Kunshan) Limited	CNY50,353,677	December 27, 2010	51%
LG Display U.S.A. Inc.	US$10,920,000	December 8, 2011	100%
LG Display Reynosa S.A. de C.V.	MXN111,998,058	December 30, 2011	100%
Nanumnuri Co., Ltd.	￦ 800,000,000	March 19, 2012	100%
LG Display (China) Co., Ltd. (3)	CNY2,313,523,882	December 27, 2012	70%
Suzhou Raken Technology Co., Ltd.	CNY636,973,639	October 7, 2008	51%
Paju Electric Glass Co., Ltd.	￦ 33,648,000,000	March 25, 2005	40%
TLI Co., Ltd.	￦ 14,073,806,250	May 16, 2008	10%
AVACO Co., Ltd.	￦ 6,172,728,120	June 9, 2008	16%
New Optics Ltd. (4)	￦ 12,199,600,000	July 30, 2008	46%
LIG ADP Co., Ltd.	￦ 6,330,000,000	February 24, 2009	13%
Wooree E&L Co., Ltd. (formerly Wooree LED Co., Ltd.)	￦ 11,900,000,000	May 22, 2009	21%
Global OLED Technology LLC	US$45,170,000	December 23, 2009	33%
LB Gemini New Growth Fund No. 16 (5)	￦ 20,939,282,659	December 7, 2009	31%
Can Yang Investment Ltd.	US$15,300,000	January 27, 2010	9%
YAS Co., Ltd.	￦ 10,000,000,000	September 16, 2010	19%
Eralite Optoelectronics (Jiangsu) Co., Ltd.	US$4,000,000	September 28, 2010	20%
Narae Nanotech Corporation	￦ 30,000,000,000	April 22, 2011	23%
Avatec Co., Ltd.	￦ 10,600,000,000	December 6, 2011	16%
Glonix Co., Ltd.	￦ 2,000,000,000	April 10, 2012	20%
(1)	In December 2013, we invested US$75 million in LG Display America, Inc. The investment did not affect our percentage interest.
(2)	In October 2013, we invested CNY96 million in LG Display Guangzhou Co., Ltd. The investment increased our percentage interest from 90% to 100%.
(3)	In October and November 2013, we invested CNY858 million and CNY204 million, respectively, in LG Display (China) Co., Ltd. The investment did not affect our percentage interest.
(4)	In October 2013, we did not participate in New Optics Ltd.’s reduction in capital stock, which led to an increase of our percentage interest from 42% to 46%.
(5)	In November 2013, we invested ￦3.8 billion in LB Gemini New Growth Fund No. 16. The investment did not affect our percentage interest.

-	In March 2014, we invested US$4 million and established United Innovative Technology, LLC, a wholly owned subsidiary.

13. Audit Information

A. Audit service

(Unit: In millions of Won, hours)

Description	2013	2012	2011
Auditor	KPMG Samjong	KPMG Samjong	KPMG Samjong
Activity	Audit by independent auditor	Audit by independent auditor	Audit by independent auditor
Compensation (1)	910 (325) (2)	850 (285) (2)	850 (285) (2)
Time required	16,202	16,792	16,154
(1)	Compensation amount is the contracted amount for the full fiscal year.
(2)	Compensation amount in ( ) is for Form 20-F filing and SOX 404 audit.

B. Non-audit service

(Unit: In millions of Won)

Fiscal year	Contract date	Service description	Service period	Compensation
2013	July 29, 2013	Advisory services in establishing a compliance system in connection with our disclosure obligations under the U.S. Securities and Exchange commission’s conflict mineral rule.	July 2013 to October 2013	126

14. Management’s Discussion and Analysis of Financial Condition and Results of Operations

A. Risk relating to forward-looking statements

The annual report contains forward-looking statements that are, by their nature, subject to significant risks and uncertainties. These forward-looking statements reflect our current views as of the date of this report with respect to future events and are not a guarantee of future performance or results. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors beyond our control. We have no obligation to update or correct the forward-looking statements contained in these materials subsequent to the date hereof. All forward-looking statements attributable to us in this report are expressly qualified in their entirety by the cautionary statements contained or referred to in this section.

B. Overview

In 2013, we faced many difficult challenges as the display panel industry faced a downturn amid lingering uncertainties in the global economic environment. However, in the midst of these difficult challenges, we were able to find new opportunities to prepare stepping stones for our future.

Our OLED television panels opened the way for us. In January 2013, at the Consumer Electronics Show held in the United States, we introduced our 55-inch flat and curved OLED television panels, and in September 2013, we unveiled our 77-inch Ultra HD OLED television panel, which was a trendsetter for large-sized high definition television panels. In addition, in October 2013, we commenced mass production of our flexible OLED panels for smartphones, which received favorable reviews compared to our competitors’ panels, and we were able to make strides in building a new market for our OLED panels.

With respect to the market for Ultra HD LCD panels, although we were relatively behind in entering this market, we have been able to respond quickly by introducing a broad product line-up from entry- to premium-level panels and securing new customers.

With respect to the market for IT and mobile panels, although we have faced difficulties due to decreases in demand from our major customers, we were able to increase the proportion of monitors and notebook computers with IPS technology in our product sales, and sales of our panels for tablet computers and smartphones have increased and the market is gradually stabilizing.

As for the market for panels for other applications, through our strategy of offering differentiated products and technologies, we have been able to diversify our customer base. In addition, by engaging in a joint promotion with one of our customers of our automotive displays, we have been able to build trust, and little-by-little we are able to see favorable results in the market for automotive displays.

As a result of these efforts, we were able to record an annual revenue of ￦27,033 billion and an operating profit of ￦1,163 billion.

C. Financial condition and results of operations

(1) Results of operations (Based on consolidated K-IFRS)

In 2013, like in the previous year, we maintained our market-leading position in the display panel industry through a continued shift in our product mix toward increasingly higher proportions of differentiated products, such as our television, IT and mobile display panels utilizing IPS, copper line, Touch Total Solution, FPR 3D and other differentiated technologies. In addition, with respect to OLED technology, which is the next generation in display panel technology, we were able to quickly commercialize this technology and supply the world’s first high-definition ultra-thin 55-inch OLED 3D television panel. Furthermore, in the second half of 2013, we successfully commenced mass production of flexible OLED panels for smartphones. We are quickly preparing ourselves in anticipation of growth in the market for OLED panels.

Our net display area shipped decreased by 1% in 2013 compared to 2012 and revenue decreased by 8% from ￦29,430 billion in 2012 to ￦27,033 billion in 2013 mainly due to decreases in demand for display panels and average selling price as a result of lingering uncertainties in the global economic environment. However, our operating profit increased by 28% from ￦912 billion in 2012 to ￦1,163 billion in 2013 and profit for the year increased by 77% from ￦236 billion in 2012 to ￦419 billion in 2013 mainly due to our efforts to increase the proportion of high value products in our product mix and decrease costs. In the large-sized panel market in 2013, we maintained our market position of holding the largest market share from the previous year.

(Unit: In millions of Won)

Description	2013	2012	Changes
Revenue	27,033,035	29,429,668	(2,396,633)
Cost of sales	(23,524,851)	(26,424,756)	2,899,905
Gross profit	3,508,184	3,004,912	503,272
Selling expenses	(731,521)	(813,742)	82,221
Administrative expenses	(517,622)	(493,691)	(23,931)
Research and development expenses	(1,095,727)	(785,111)	(310,616)
Operating profit (loss)	1,163,314	912,368	250,946
Finance income	185,011	293,172	(108,161)
Finance costs	(381,851)	(436,696)	54,845
Other non-operating income	1,108,754	1,260,942	(152,188)
Other non-operating expenses	(1,268,588)	(1,614,040)	345,452
Equity income on investment, net	23,665	42,779	(19,114)
Profit (loss) before income tax	830,305	458,525	371,780
Income tax expense (benefit)	411,332	222,180	189,152
Profit (loss) for the period	418,973	236,345	182,628

(a) Selected financial ratios

Ratios	Calculation	2013 Ratio	2012 Ratio	Percentage Point Change
Current ratio	(current assets ÷ current liabilities) x 100	113.9%	96.8%	17.1%
Debt to equity ratio	(total liabilities ÷ total equity) x 100	101.1%	138.8%	(37.7%)
Operating margin	(results from operating activities ÷ revenue) x 100	4.3%	3.1%	1.2%
Net margin	(profit for the period ÷ revenue) x 100	1.5%	0.8%	0.7%
Return on assets	(profit for the period ÷ total assets) x 100	1.9%	1.0%	0.9%
Return on equity	(profit for the period ÷ total equity) x 100	3.9%	2.3%	1.6%
Net cash from operating activities to assets ratio	(net cash from operating activities ÷ total assets) x 100	16.5%	18.7%	(2.2%)

Ratios	Calculation	2013 Ratio
Revenue growth	(current year revenue ÷ prior year revenue) x 100 -1	(8.1%)
Operating profit growth	(current year results from operating activities ÷ prior year results from operating activities) x 100 -1	27.5%
Net profit growth	(current year profit ÷ prior year profit) x 100 -1	77.3%
Total assets growth	(current year end total assets ÷ prior year end total assets) x 100 -1	(11.2%)
Asset turnover	Revenue ÷ ((total assets at beginning of year + total assets at end of year) ÷ 2)	1.2

(b) Revenue and cost of sales

Our cost of sales as a percentage of revenue decreased by 2.8 percentage points from 89.8% in 2012 to 87.0% in 2013 primarily due to our continued efforts to reduce costs coupled with increases in sales of our panels larger than 50 inches in size and panels utilizing IPS technology, which tend to command higher margins relative to other products in our product mix.

(Unit: In millions of Won, except percentages)

Description	2013	2012	Changes
			Amount	Percentage
Revenue	27,033,035	29,429,668	(2,396,633)	(8.1%)
Cost of sales	23,524,851	26,424,756	(2,899,905)	(11.0%)
Gross profit	3,508,184	3,004,912	503,272	16.8%
Cost of sales as a percentage of sales	87.0%	89.8%

(c) Sales by category

Revenue attributable to sales of panels for mobile applications and others as a percentage of total revenue increased by 1.4 percentage points in 2013 compared to 2012 due to an increase in demand for smartphones during the same period. Revenue from sales of panels for tablet computers as a percentage of total revenue increased by 0.6 percentage points in 2013 compared to 2012 due to an increase in demand for tablet computers during the same period. Revenue from sales of panels for televisions as a percentage of total revenue generally decreased in 2013 compared to 2012 due to a decrease in average selling price of television panels during the same period, which more than offset an increase in unit sales during the same period.

Categories	2013	2012	Difference
Panels for televisions	43.6%	45.9%	(2.3%)
Panels for desktop monitors	19.4%	17.1%	2.3%
Panels for notebook computers	10.4%	12.5%	(2.0%)
Panels for tablet computers	13.2%	12.6%	0.6%
Panels for mobile applications and others	13.4%	11.9%	1.4%

(d) Production capacity

Our annual production capacity decreased by 2% in 2013 compared to 2012, in large part due to the conversion of certain production lines to produce high value display panels in 2013, during which those lines were not available for production.

(2) Financial condition (based on consolidated K-IFRS)

Our current assets decreased by ￦1,183 billion from ￦8,915 billion as of December 31, 2012 to ￦7,732 billion as of December 31, 2013, and our non-current assets decreased by ￦1,557 billion from ￦15,541 billion as of December 31, 2012 to ￦13,983 billion as of December 31, 2013. Our current liabilities decreased by ￦2,417 billion from ￦9,206 billion as of December 31, 2012 to ￦6,789 billion as of December 31, 2013, and our non-current liabilities decreased by ￦880 billion from ￦5,009 billion as of December 31, 2012 to ￦4,129 billion as of December 31, 2013. Our total equity increased by ￦557 billion from ￦10,240 billion as of December 31, 2012 to ￦10,797 billion as of December 31, 2013.

(Unit: In millions of Won)

Description	2013	2012	Changes
Current assets	7,731,788	8,914,685	(1,182,897)
Non-current assets	13,983,496	15,540,826	(1,557,330)
Total assets	21,715,284	24,455,511	(2,740,227)
Current liabilities	6,788,919	9,206,158	(2,417,239)
Non-current liabilities	4,128,945	5,009,173	(880,228)
Total liabilities	10,917,864	14,215,331	(3,297,467)
Share capital	1,789,079	1,789,079	0
Share premium	2,251,113	2,251,113	0
Reserves	(91,674)	(69,370)	(22,304)
Retained earnings	6,662,655	6,238,989	423,666
Non-controlling interest	186,247	30,369	155,878
Total equity	10,797,420	10,240,180	557,240
Total liabilities and equity	21,715,284	24,455,511	(2,740,227)

Due in part to our inventory management activities and an increase in the sales of display panel cells for televisions in 2013 compared to 2012, our inventory decreased by ￦457 billion from December 31, 2012 to December 31, 2013.

Net trade accounts and notes receivable as of December 31, 2013 was ￦3,129 billion, a decrease of ￦206 billion from net trade accounts and notes receivable as of December 31, 2012. Trade accounts and notes receivable amounting to ￦1,105 billion (approximately US$1,048 million) and ￦1,851 billion (approximately US$1,728 million) were sold to financial institutions, but are current and outstanding, as of December 31, 2013 and 2012, respectively.

The book value of our total tangible assets as of December 31, 2013 was ￦11,808 billion, a decrease of ￦1,299 billion from the book value of our total tangible assets as of December 31, 2012. The decrease was primarily due to an increase in depreciation costs which outpaced increases resulting from investments in production facilities in Korea in the amount of ￦1,936 billion.

Trade accounts and notes payable as of December 31, 2013 was ￦3,000 billion, a decrease of ￦1,148 billion from trade accounts and notes payable as of December 31, 2012. The decrease was primarily due to a decrease in our purchase of components and raw materials corresponding to a decrease in our production levels in 2013.

Other accounts payable as of December 31, 2013 was ￦1,454 billion, a decrease of ￦1,357 billion from other accounts payable as of December 31, 2012. The decrease was primarily due to the payment of accounts payable relating to the completion of certain of our OLED, plastic OLED and LTPS production facilities and P98 in 2012.

(3) Liquidity and capital resources

In 2013, our net cash from operating activities amounted to ￦3,585 billion, our net cash used in financing activities, including the incurrence of short- and long-term borrowings as well as the issuance of corporate debentures, amounted to ￦391 billion, and our net cash used in investing activities, including the acquisition of tangible assets and our acquisition of investments in equity accounted investees, amounted to ￦4,504 billion.

In 2014, we expect that our capital expenditures on a cash out basis will be approximately in the mid-￦3 trillions, which is subject to our evaluation of market and industry conditions in light of our future plans and financial condition, primarily to fund the expansion of our OLED and LTPS-based panel production capacities, as well as to fund the construction of our fabrication facility in China in anticipation of increasing demand from China. Such amount is subject to change depending on business conditions and market environment.

(Unit: In millions of Won)

Description	2013	2012	Changes
Results (loss) from operating activities	1,163,314	912,368	250,946
Net cash provided by operating activities	3,584,773	4,569,695	(984,922)
Net cash provided by (used in) financing activities	(390,984)	(48,124)	(342,860)
Net cash used in investing activities	(4,504,321)	(3,688,185)	(816,136)
Cash and cash equivalents at December 31,	1,021,870	2,338,661	(1,316,791)

15. Board of Directors

A. Members of the board of directors

As of December 31, 2013, our board of directors consist of two non-outside directors, one non-standing director and four outside directors.

(As of December 31, 2013)

Name	Date of birth	Position	Experience (including current position)	First elected
Sang Beom Han	June 18, 1955	Representative Director (non-outside), Chief Executive Officer and President	Head of LG Display TV Business Division	March 9, 2012
James (Hoyoung) Jeong	November 2, 1961	Director (non-outside), Chief Financial Officer and Executive Vice President	Chief Financial Officer of LG Electronics	February 29, 2008
Yu Sig Kang	November 3, 1948	Director (non-standing)	Representative Director of LG Corp.	March 11, 2011
Tae Sik Ahn	March 21, 1956	Outside Director	Professor, School of Business Administration, Seoul National University	March 12, 2010
Jin Jang	November 28, 1954	Outside Director	Chair Professor, Department of Information Display, Kyung Hee University	March 11, 2011
Dong Il Kwon	February 5, 1957	Outside Director	Professor, Department of Materials Science and Engineering, Seoul National University	March 9, 2012
Joon Park	October 30, 1954	Outside Director	Professor, School of Law, Seoul National University	March 8, 2013

As of the date of this Korean business report (i.e., March 21, 2014), our board of directors consist of two non-outside directors, one non-standing director and four outside directors.

(As of March 21, 2014)

Name	Date of birth	Position	Experience (including current position)	First elected
Sang Beom Han	June 18, 1955	Representative Director (non-outside), Chief Executive Officer and President	Head of LG Display TV Business Division	March 9, 2012
Sangdon Kim (1)	October 20, 1962	Director (non-outside), Chief Financial Officer and Senior Vice President	Chief Financial Officer and Senior Vice President of Serveone; Head of Jeong-Do Management Department of LG Uplus	March 7, 2014
Yu Sig Kang (2)	November 3, 1948	Director (non-standing)	Representative Director of LG Corp.	March 11, 2011
Tae Sik Ahn	March 21, 1956	Outside Director	Professor, School of Business Administration, Seoul National University	March 12, 2010
Jin Jang (3)	November 28, 1954	Outside Director	Chair Professor, Department of Information Display, Kyung Hee University	March 11, 2011
Dong Il Kwon	February 5, 1957	Outside Director	Professor, Department of Materials Science and Engineering, Seoul National University	March 9, 2012
Joon Park	October 30, 1954	Outside Director	Professor, School of Law, Seoul National University	March 8, 2013

(1)	Sangdon Kim was elected as a non-outside director at our general meeting of shareholders held on March 7, 2014.
(2)	Yu Sig Kang was reelected as a non-standing director at our general meeting of shareholders held on March 7, 2014.
(3)	Jin Jang was reelected as a non-standing director at our general meeting of shareholders held on March 7, 2014.

B. Committees of the board of directors

As of December 31, 2013, we have the following committees that serve under our board of directors: Audit Committee, Outside Director Nomination Committee and Management Committee.

(as of December 31, 2013)

Committee	Composition	Member
Audit Committee	3 outside directors	Tae Sik Ahn, Joon Park, Jin Jang
Outside Director Nomination	1 non-outside director and 2 outside directors	James (Hoyoung) Jeong, Dong Il Kwon, Jin Jang
Management Committee	2 non-outside directors	Sang Beom Han, James (Hoyoung) Jeong

As of the date of this Korean business report (i.e., March 21, 2014), we have the following committees that serve under our board of directors: Audit Committee, Outside Director Nomination Committee and Management Committee.

(as of March 21, 2014)

Committee	Composition	Member
Audit Committee	3 outside directors	Tae Sik Ahn, Joon Park, Jin Jang
Outside Director Nomination	1 non-standing director and 2 outside directors	Yu Sig Kang, Tae Sik Ahn, Dong Il Kwon
Management Committee	2 non-outside directors	Sang Beom Han, Sangdon Kim

C. Independence of directors

–	Outside director: Independent

–	Non-outside director: Not independent

–	Each of our outside directors meets the applicable independence standards set forth under the applicable laws and regulations. Each of our outside directors was nominated by the Outside Director Nomination Committee, was approved by the board of directors and was appointed at the general meeting of shareholders. None of our outside directors has or had any business transaction or any related party transactions with us.

16. Information Regarding Shares

A. Total number of shares

(1) Total number of shares authorized to be issued (as of December 31, 2013): 500,000,000 shares.

(2) Total shares issued and outstanding (as of December 31, 2013): 357,815,700 shares.

B. Shareholder list

(1) Largest shareholder and related parties as of December 31, 2013:

Name	Relationship	Number of Shares of Common Stock	Equity Interest
LG Electronics	Largest Shareholder	135,625,000	37.9%
Sang Beom Han	Related Party	4,204	0.0%

(2) Shareholders who are known to us to own 5% or more of our shares as of December 31, 2013:

Beneficial Owner	Number of Shares of Common Stock	Equity Interest
LG Electronics	135,625,000	37.9%
National Pension Service	25,237,480	7.1%

17. Directors and Employees

A. Directors

(1) Remuneration for directors in 2013

(Unit: person, in millions of Won)

Classification	No. of directors (1)	Amount paid (2)		Per capita average remuneration paid (4)
Non-outside directors	3	1,694	(3)	565
Outside directors who are not audit committee members	1	66		66
Outside directors who are audit committee members	3	196		65
Total	7	1,956		—

(1)	Number of directors as at December 31, 2013.
(2)	Amount paid is calculated on the basis of amount of cash actually paid.
(3)	Among the non-outside directors, Yu Sig Kang does not receive any remuneration.
(4)	Per capita average remuneration paid is calculated by dividing total amount paid by the average number of directors for the year ended December 31, 2013.

(2) Remuneration for individual directors and audit committee members

–	Individual amount of remuneration paid

(Unit: in millions of Won)

Name	Position	Total remuneration	Payment not included in total remuneration
Sang Beom Han	President	1,152	—
James (Hoyoung) Jeong	Executive Vice President	542	—

–	Method of calculation

Name	Method of calculation
Sang Beom Han	• Total remuneration: ￦1,152 million (consisting of ￦945 million in salary and ￦207 million in bonus). • Salary and bonus amounts determined by the HR personnel policy for executive directors.

James (Hoyoung) Jeong	• Total remuneration: ￦542 million (consisting of ￦427 million in salary and ￦115 million in bonus). • Salary and bonus amounts determined by the HR personnel policy for executive directors.

(3)	Stock options

Not applicable.

B. Employees

As of December 31, 2013, we had 33,643 employees (excluding our executive officers). On average, our male employees have served 6.2 years and our female employees have served 4.3 years. The total amount of salary paid to our employees for the year ended December 31, 2013 based on income tax statements submitted to the Korean tax authority in accordance with Article 20 of the Income Tax Act was ￦1,357.718 million for our male employees and ￦410,204 million for our female employees. The following table provides details of our employees as of December 31, 2013:

(Unit: person, in millions of Won, year)

	Number of employees (1)	Total salary in 2013 (2) (3) (4)	Total salary per capita (5)	Average years of service
Male	23,760	1,357,718	56	6
Female	9,883	410,204	40	4
Total	33,643	1,767,922	51	6

(1)	Includes part-time employees.
(2)	Welfare benefits and retirement expenses have been excluded. Total welfare benefit provided to our employees for the year ended December 31, 2013 was ￦329,023 million and the per capita welfare benefit provided was ￦9.5 million.
(3)	Based on income tax statements, which are submitted to the Korean tax authority in accordance with Article 20 of the Income Tax Act.
(4)	Includes incentive payments to employees who have transferred from our affiliated companies.
(5)	Calculated using the average number of employees (male: 24,187, female: 10,222) for the year ended December 31, 2013.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Consolidated Financial Statements

For the Years Ended December 31, 2013 and 2012

(With Independent Auditors’ Report Thereon)

Independent Auditors’ Report

Based on a report originally issued in Korean

To the Board of Directors and Shareholders

LG Display Co., Ltd.:

We have audited the accompanying consolidated statements of financial position of LG Display Co., Ltd and subsidiaries (the “Group”) as of December 31, 2013 and 2012 and the related consolidated statements of comprehensive income, changes in equity and cash flows for the years then ended. Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with Korean International Financial Reporting Standards. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the Republic of Korea. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Group as of December 31, 2013 and 2012 and its financial performance and its consolidated cash flows for the years then ended, in accordance with Korean International Financial Reporting Standards (“K-IFRS”).

Without qualifying our opinion, we draw attention to the following:

The procedures and practices utilized in the Republic of Korea to audit such consolidated financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report is for use by those knowledgeable about Korean auditing standards and their application in practice.

As discussed in note 20 to the consolidated financial statements, the Group has been or is under investigations by antitrust authorities in several countries with respect to possible anti-competitive activities in the Liquid Crystal Display (“LCD”) industry and named as defendants in a number of individual lawsuits and class actions in the United States and Canada, respectively, in connection with alleged antitrust violations concerning the sale of LCD panels. The Group estimated and recognized losses related to these investigations and alleged violations. However, actual losses are subject to change in the future based on new developments in each matter, or changes in circumstances, which could be materially different from those estimated and recognized by the Group.

/s/ KPMG Samjong Accounting Corp.

Seoul, Korea

February 19, 2014

This report is effective as of February 19, 2014, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying consolidated financial statements and notes thereto. Accordingly, the readers of the audit report should understand that the above audit report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Financial Position

As of December 31, 2013 and 2012

(In millions of won)	Note		December 31, 2013	December 31, 2012
Assets
Cash and cash equivalents	6, 13	￦	1,021,870	2,338,661
Deposits in banks	6, 13		1,301,539	315,092
Trade accounts and notes receivable, net	7, 13, 19, 22		3,128,626	3,334,341
Other accounts receivable, net	7, 13		89,545	199,007
Other current financial assets	9, 13		919	3,828
Inventories	8		1,933,241	2,390,007
Prepaid income taxes			4,066	8,483
Other current assets	7		251,982	325,266

Total current assets			7,731,788	8,914,685

Investments in equity accounted investees	10		406,536	402,158
Other non-current financial assets	9, 13		46,259	86,432
Property, plant and equipment, net	11, 23		11,808,334	13,107,511
Intangible assets, net	12, 23		468,185	497,602
Deferred tax assets	29		1,037,000	1,294,813
Other non-current assets	7		217,182	152,310

Total non-current assets			13,983,496	15,540,826

Total assets		￦	21,715,284	24,455,511

Liabilities
Trade accounts and notes payable	13, 22	￦	2,999,522	4,147,036
Current financial liabilities	13, 14		907,942	1,015,272
Other accounts payable	13		1,454,339	2,811,161
Accrued expenses			491,236	412,055
Income tax payable			46,777	56,521
Provisions	18		200,731	250,984
Advances received	19		656,775	485,468
Other current liabilities	18		31,597	27,661

Total current liabilities			6,788,919	9,206,158

Non-current financial liabilities	13, 14		2,994,837	3,440,585
Non-current provisions	18		5,005	6,515
Employee benefits	17		319,087	180,640
Long-term advances received	19		427,397	1,049,678
Deferred tax liabilities	29		119	—
Other non-current liabilities	18		382,500	331,755

Total non-current liabilities			4,128,945	5,009,173

Total liabilities			10,917,864	14,215,331

Equity
Share capital	21		1,789,079	1,789,079
Share premium			2,251,113	2,251,113
Reserves	21		(91,674)	(69,370)
Retained earnings			6,662,655	6,238,989

Total equity attributable to owners of the Controlling Company			10,611,173	10,209,811

Non-controlling interests			186,247	30,369

Total equity			10,797,420	10,240,180

Total liabilities and equity		￦	21,715,284	24,455,511

See accompanying notes to the consolidated financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income

For the years ended December 31, 2013 and 2012

(In millions of won, except earnings per share)	Note		2013	2012
Revenue	22, 23, 24	￦	27,033,035	29,429,668
Cost of sales	8, 22		(23,524,851)	(26,424,756)

Gross profit			3,508,184	3,004,912

Selling expenses	16		(731,521)	(813,742)
Administrative expenses	16		(517,622)	(493,691)
Research and development expenses			(1,095,727)	(785,111)

Operating profit			1,163,314	912,368

Finance income	27		185,011	293,172
Finance costs	27		(381,851)	(436,696)
Other non-operating income	25		1,108,754	1,260,942
Other non-operating expenses	25		(1,268,588)	(1,614,040)
Equity in income of equity method accounted investees, net			23,665	42,779

Profit before income tax			830,305	458,525
Income tax expense	28		(411,332)	(222,180)

Profit for the year			418,973	236,345

Other comprehensive income (loss)
Items that will never be reclassified to profit or loss
Remeasurements of defined benefit liability	17,28		998	(75,899)
Related income tax	17,28		(334)	18,325

			664	(57,574)
Items that are or may be reclassified to profit or loss
Net change in fair value of available-for-sale financial assets	27,28		826	4,764
Foreign currency translation differences for foreign operations	27,28		(22,100)	(86,320)
Share of loss from sale of treasury stocks by associates	28		(802)	(48)
Related income tax	28		(225)	(1,043)

			(22,301)	(82,647)

Other comprehensive loss for the year, net of income tax			(21,637)	(140,221)

Total comprehensive income for the year		￦	397,336	96,124

Profit (loss) attributable to:
Owners of the Controlling Company		￦	426,118	233,204
Non-controlling interests			(7,145)	3,141

Profit for the year		￦	418,973	236,345

Total comprehensive income (loss) attributable to:
Owners of the Controlling Company		￦	404,478	94,079
Non-controlling interests			(7,142)	2,045

Total comprehensive income for the year		￦	397,336	96,124

Earnings per share
Basic earnings per share	30	￦	1,191	652

Diluted earnings per share	30	￦	1,191	652

See accompanying notes to the consolidated financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Changes in Equity

For the years ended December 31, 2013 and 2012

		Attributable to owners of the Controlling Company
(In millions of won)		Share capital	Share premium	Cumulative net gain on sale of own shares of associates	Fair value reserve	Translation reserve	Retained earnings	Non-controlling interests	Total equity
Balances at January 1, 2012	￦	1,789,079	2,251,113	596	(3,856)	15,441	6,063,359	15,296	10,131,028

Total comprehensive income for the year
Profit for the year		—	—	—	—	—	233,204	3,141	236,345

Other comprehensive income (loss)
Net change in fair value of available-for-sale financial assets, net of tax		—	—	—	3,790	—	—	—	3,790
Exchange differences on translating foreign operations, net of tax		—	—	—	—	(85,293)	—	(1,096)	(86,389)
Remeasurements of defined benefit liability, net of tax		—	—	—	—	—	(57,574)	—	(57,574)
Share of loss from sale of treasury stocks by associates, net of tax		—	—	(48)	—	—	—	—	(48)

Total other comprehensive income (loss)		—	—	(48)	3,790	(85,293)	(57,574)	(1,096)	(140,221)

Total comprehensive income (loss) for the year	￦	—	—	(48)	3,790	(85,293)	175,630	2,045	96,124

Transaction with owners, recognized directly in equity
Incorporation of subsidiaries		—	—	—	—	—	—	13,028	13,028

Balances at December 31, 2012	￦	1,789,079	2,251,113	548	(66)	(69,852)	6,238,989	30,369	10,240,180

Balances at January 1, 2013	￦	1,789,079	2,251,113	548	(66)	(69,852)	6,238,989	30,369	10,240,180

Total comprehensive income (loss) for the year
Profit (loss) for the year		—	—	—	—	—	426,118	(7,145)	418,973

Other comprehensive income (loss)
Net change in fair value of available-for-sale financial assets, net of tax		—	—	—	638	—	—	—	638
Exchange differences on translating foreign operations, net of tax		—	—	—	—	(22,140)	—	3	(22,137)
Remeasurements of defined benefit liability, net of tax		—	—	—	—	—	664	—	664
Share of loss from sale of treasury stocks by associates, net of tax		—	—	(802)	—	—	—	—	(802)

Total other comprehensive income (loss)		—	—	(802)	638	(22,140)	664	3	(21,637)

Total comprehensive income (loss) for the year	￦	—	—	(802)	638	(22,140)	426,782	(7,142)	397,336

Transaction with owners, recognized directly in equity
Capital contribution from non-controlling interests and others		—	—	—	—	—	(3,116)	163,020	159,904

Balances at December 31, 2013	￦	1,789,079	2,251,113	(254)	572	(91,992)	6,662,655	186,247	10,797,420

See accompanying notes to the consolidated financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

For the years ended December 31, 2013 and 2012

(In millions of won)	Note		2013	2012
Cash flows from operating activities:
Profit for the year		￦	418,973	236,345
Adjustments for:
Income tax expense	28		411,332	222,180
Depreciation	11, 15		3,598,472	4,196,487
Amortization of intangible assets	12, 15		236,046	272,925
Gain on foreign currency translation			(76,111)	(234,912)
Loss on foreign currency translation			55,870	73,391
Expenses related to defined benefit plans	17, 26		159,453	138,879
Reversal of stock compensation expense			—	(3)
Gain on disposal of property, plant and equipment			(9,620)	(5,925)
Loss on disposal of property, plant and equipment			1,639	3,728
Impairment loss on property, plant and equipment			853	—
Loss on disposal of intangible assets			452	704
Impairment loss on intangible assets			1,661	40,012
Reversal of impairment loss on intangible assets			(296)	—
Finance income			(52,862)	(133,711)
Finance costs			163,183	209,104
Equity in income of equity method accounted investees, net	10		(23,665)	(42,779)
Other income			(412)	(8,232)
Other expenses			351,953	560,458

			4,817,948	5,292,306
Change in trade accounts and notes receivable			(251,752)	(1,456,943)
Change in other accounts receivable			133,734	15,515
Change in other current assets			89,456	(46,216)
Change in inventories			456,766	(72,637)
Change in other non-current assets			(120,054)	(47,872)
Change in trade accounts and notes payable			(1,110,098)	440,883
Change in other accounts payable			(289,441)	(292,443)
Change in accrued expenses			68,162	158,698
Change in other current liabilities			(7,846)	359,132
Change in long-term advances received			—	789,670
Change in other non-current liabilities			9,808	2,453
Change in provisions			(315,266)	(390,974)
Change in defined benefit liabilities			(19,627)	(180,599)

			(1,356,158)	(721,333)

Cash generated from operating activities			3,880,763	4,807,318
Income taxes paid			(159,286)	(77,643)
Interests received			36,686	33,302
Interests paid			(173,390)	(193,282)

Net cash provided by operating activities		￦	3,584,773	4,569,695

See accompanying notes to the consolidated financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Cash Flows, Continued

For the years ended December 31, 2013 and 2012

(In millions of won)		2013	2012
Cash flows from investing activities:
Dividends received	￦	14,582	686
Proceeds from withdrawal of deposits in banks		1,657,082	913,500
Increase in deposits in banks		(2,644,204)	(413,512)
Acquisition of investments in equity accounted investees		(18,744)	(6,599)
Proceeds from disposal of investments in equity accounted investees		5,023	3,938
Acquisition of property, plant and equipment		(3,473,059)	(3,972,479)
Proceeds from disposal of property, plant and equipment		39,838	58,846
Acquisition of intangible assets		(184,754)	(285,888)
Proceeds from disposal of intangible assets		1,902	—
Government grants received		59,629	3,962
Proceeds from settlement of derivatives		—	742
Increase in short-term loans		—	(10)
Proceeds from collection of short-term loans		2	—
Acquisition of other non-current financial assets		(5,410)	(55,276)
Proceeds from disposal of other non-current financial assets		43,792	63,905

Net cash used in investing activities		(4,504,321)	(3,688,185)

Cash flows from financing activities:
Proceeds from short-term borrowings		1,430,041	3,455,548
Repayments of short-term borrowings		(1,444,717)	(3,441,632)
Proceeds from issuance of debentures		587,603	298,783
Proceeds from long-term debt		372,785	494,000
Repayments of long-term debt		(301,229)	—
Repayments of current portion of long-term debt and debentures		(1,195,340)	(867,851)
Capital contribution from non-controlling interest		159,873	13,028

Net cash used in financing activities		(390,984)	(48,124)

Net increase (decrease) in cash and cash equivalents		(1,310,532)	833,386
Cash and cash equivalents at January 1		2,338,661	1,517,977
Effect of exchange rate fluctuations on cash held		(6,259)	(12,702)

Cash and cash equivalents at December 31	￦	1,021,870	2,338,661

See accompanying notes to the consolidated financial statements.

1.	Reporting Entity

(a)	Description of the Controlling Company

LG Display Co., Ltd. (the “Controlling Company”) was incorporated in February 1985 under its original name of LG Soft, Ltd. as a wholly owned subsidiary of LG Electronics Inc. In 1998, LG Electronics Inc. and LG Semicon Co., Ltd. transferred their respective Thin Film Transistor Liquid Crystal Display (“TFT-LCD”) related business to the Controlling Company. The main business of the Controlling Company and its subsidiaries is to manufacture and sell TFT-LCD panels. The Controlling Company is a stock company (“Jusikhoesa”) domiciled in the Republic of Korea with its address at 128, Yeouidae-ro, Yeongdeungpo-gu, Seoul, the Republic of Korea. In July 1999, LG Electronics Inc. and Koninklijke Philips Electronics N.V. (“Philips”) entered into a joint venture agreement. Pursuant to the agreement, the Controlling Company changed its name to LG.Philips LCD Co., Ltd. However, in February 2008, the Controlling Company changed its name to LG Display Co., Ltd. considering the decrease of Philips’s share interest in the Controlling Company and the possibility of its business expansion to other display products including Organic Light Emitting Diode (“OLED”) and Flexible Display products. As of December 31, 2013, LG Electronics Inc. owns 37.9% (135,625,000 shares) of the Controlling Company’s common shares.

As of December 31, 2013, the Controlling Company has TFT-LCD manufacturing plants, an OLED manufacturing plant and an LCD Research & Development Center in Paju and TFT-LCD manufacturing plants in Gumi. The Controlling Company has overseas subsidiaries located in North America, Europe and Asia.

The Controlling Company’s common stock is listed on the Korea Exchange under the identifying code 034220. As of December 31, 2013, there are 357,815,700 shares of common stock outstanding. The Controlling Company’s common stock is also listed on the New York Stock Exchange in the form of American Depository Shares (“ADSs”) under the symbol “LPL.” One ADS represents one-half of one share of common stock. As of December 31, 2013, there are 19,789,200 ADSs outstanding.

1.	Reporting Entity, Continued

(b)	Consolidated Subsidiaries as of December 31, 2013

(In millions)

Subsidiaries	Location	Percentage of ownership	Fiscal year end	Date of incorporation	Business	Capital stocks
LG Display America, Inc. (*1)	San Jose, U.S.A.	100%	December 31	September 24, 1999	Sell TFT-LCD products	USD 375
LG Display Japan Co., Ltd.	Tokyo, Japan	100%	December 31	October 12, 1999	Sell TFT-LCD Products	JPY 95
LG Display Germany GmbH	Ratingen, Germany	100%	December 31	November 5, 1999	Sell TFT-LCD products	EUR 1
LG Display Taiwan Co., Ltd.	Taipei, Taiwan	100%	December 31	April 12, 1999	Sell TFT-LCD products	NTD 116
LG Display Nanjing Co., Ltd.	Nanjing, China	100%	December 31	July 15, 2002	Manufacture and sell TFT-LCD products	CNY 2,834
LG Display Shanghai Co., Ltd.	Shanghai, China	100%	December 31	January 16, 2003	Sell TFT-LCD products	CNY 4
LG Display Poland Sp. z o.o. (*2)	Wroclaw, Poland	80%	December 31	September 6, 2005	Manufacture and sell TFT-LCD products	PLN 511
LG Display Guangzhou Co., Ltd. (*3)	Guangzhou, China	100%	December 31	June 30, 2006	Manufacture and sell TFT-LCD products	CNY 992
LG Display Shenzhen Co., Ltd.	Shenzhen, China	100%	December 31	August 28, 2007	Sell TFT-LCD products	CNY 4
LG Display Singapore Pte. Ltd.	Singapore	100%	December 31	January 12, 2009	Sell TFT-LCD products	SGD 1.4
L&T Display Technology (Xiamen) Limited	Xiamen, China	51%	December 31	January 5, 2010	Manufacture LCD module and TV sets	CNY 82
L&T Display Technology (Fujian) Limited	Fujian, China	51%	December 31	January 5, 2010	Manufacture LCD module and monitor sets	CNY 116
LG Display Yantai Co., Ltd.	Yantai, China	100%	December 31	April 19, 2010	Manufacture and sell TFT-LCD products	CNY 525
LUCOM Display Technology (Kunshan) Limited	Kunshan, China	51%	December 31	December 15, 2010	Manufacture notebook borderless hinge-up	CNY 99

1.	Reporting Entity, Continued

(b)	Consolidated Subsidiaries as of December 31, 2013, Continued

(In millions)

Subsidiaries	Location	Percentage of ownership	Fiscal year end	Date of incorporation	Business	Capital stocks
LG Display U.S.A. Inc.	McAllen, U.S.A.	100%	December 31	October 26, 2011	Manufacture and sell TFT-LCD products	USD 11
LG Display Reynosa S.A. de C.V.	Reynosa, Mexico	100%	December 31	November 4, 2011	Manufacture TFT- LCD products	MXN 112
Nanumnuri Co., Ltd.	Gumi, South Korea	100%	December 31	March 21, 2012	Janitorial services	KRW 800
LG Display China Co., Ltd. (*4)	Guangzhou, China	70%	December 31	December 10, 2012	Manufacture and sell TFT-LCD products	CNY 3,305

(*1)	In June and December 2013, the Controlling Company invested ￦128,708 million in cash in aggregate for the capital increase of LG Display America, Inc. (“LGDUS”). There were no changes in the Controlling Company’s ownership percentage in LGDUS as a result of these additional investments.
(*2)	Toshiba Corporation (“Toshiba”) acquired 20% of LG Display Poland Sp. z o.o. (“LGDWR”) in December 2007 through a stock purchase agreement. With the acquisition of the 20% interest, Toshiba and the Controlling Company and LGDWR entered into a derivative contract with LGDWR’s equity shares as its underlying assets. According to the contract, the Controlling Company or LGDWR has a call option to buy Toshiba’s 20% interest in LGDWR and Toshiba has a put option to sell its 20% interest in LGDWR to the Controlling Company or LGDWR under the same terms: the exercise price of the call is equal to the price of the put option which is the total amount of Toshiba’s investment at cost. The call and put options are exercisable after five years from the date of acquisition and on each anniversary thereafter with no stated expiration date in whole or in part. Toshiba’s investment in LGDWR is regarded as financing due to the options and recorded as other accounts payable in the consolidated statement of financial position of LG Display Co., Ltd. and its subsidiaries (the “Group”). Accordingly, LGDWR is consolidated as a wholly owned subsidiary in the consolidated financial statements.
(*3)	Skyworth TV Holdings Limited (“Skyworth”) acquired a 16% equity interest in LG Display Guangzhou Co., Ltd. (“LGDGZ”) in June 2008. With the acquisition of the 16% interest in June 2008 (which was reduced to 10% at December 31, 2009 with the additional investment in LGDGZ by the Controlling Company), Skyworth and the Controlling Company entered into a derivative contract with LGDGZ’s equity interest as its underlying assets. According to the contract, the Controlling Company had a call option to buy Skyworth’s interest in LGDGZ and Skyworth had a put option to sell its interest in LGDGZ to the Controlling Company under the same terms: the exercise price of the call option was equal to the exercise price of the put option which was the total amount of Skyworth’s investment at cost. In October 2013, Skyworth exercised its put option in whole at ￦16,889 million and LGDGZ became a wholly owned subsidiary of the Controlling Company. Skyworth’s investment in LGDGZ had been regarded as financing due to the options and recorded as other accounts payable in the consolidated statement of financial position of the Group and, accordingly, LGDGZ had been consolidated as a wholly owned subsidiary in the consolidated financial statements prior to the exercise of the options.

1.	Reporting Entity, Continued

(b)	Consolidated Subsidiaries as of December 31, 2013, Continued

(*4)	In March, September and October 2013, the Controlling Company contributed ￦337,329 million in aggregate in cash for the capital increase of LG Display (China) Co., Ltd. (“LGDCA”) and as of December 31, 2013, the Controlling Company’s ownership percentage in LGDCA is 64%. Meanwhile, LGDGZ, a wholly owned subsidiary of the Controlling Company, owns 6% of LGDCA.

In April and June 2013, the Controlling Company invested an aggregate of ￦6,730 million in cash to participate in the disproportionate capital increase of L&I Electronic Technology (Dongguan) Limited and acquired the remaining interests from non-controlling shareholder. In November 2013, L&I Electronic Technology (Dongguan) Limited completed liquidation. In July 2013, I&M, which was a subsidiary of the Controlling Company, completed liquidation.

Dividends received from consolidated subsidiaries for the years ended December 31, 2013 and 2012 amounted to zero and ￦55,114 million, respectively.

(c)	Summary of financial information of subsidiaries at the reporting date is as follows:

(In millions of won)		December 31, 2013			2013
Subsidiaries		Total assets	Total liabilities	Total shareholders’ equity (deficit)	Sales	Net income (loss)
LG Display America, Inc.	￦	1,272,929	1,272,334	595	8,030,701	8,710
LG Display Japan Co., Ltd.		151,181	133,310	17,871	2,004,733	1,374
LG Display Germany GmbH		388,814	359,765	29,049	3,612,780	3,019
LG Display Taiwan Co., Ltd.		452,776	408,623	44,153	2,085,437	6,605
LG Display Nanjing Co., Ltd.		639,429	55,164	584,265	449,192	32,819
LG Display Shanghai Co., Ltd.		831,345	798,556	32,789	2,799,815	3,790
LG Display Poland Sp. z o.o.		246,709	63,895	182,814	85,602	2,855
LG Display Guangzhou Co., Ltd.		1,936,297	1,066,976	869,321	2,307,006	225,690
LG Display Shenzhen Co., Ltd.		359,703	346,335	13,368	2,262,882	1,593
LG Display Singapore Pte. Ltd.		276,481	264,601	11,880	1,412,794	5,269
L&T Display Technology (Xiamen) Limited		23,375	40,850	(17,475)	—	(12,163)
L&T Display Technology (Fujian) Limited		307,933	263,776	44,157	1,196,005	6,593
LG Display Yantai Co., Ltd.		555,966	398,520	157,446	550,482	29,762
LUCOM Display Technology (Kunshan) Limited		26,531	19,633	6,898	66,491	(3,134)
LG Display U.S.A., Inc.(*)		32,932	16,444	16,488	138,052	3,318
Nanumnuri Co., Ltd.		1,852	997	855	6,034	257
LG Display China Co., Ltd.		804,561	238,666	565,895	—	(9,441)

	￦	8,308,814	5,748,445	2,560,369	27,008,006	306,916

(*)	The financial information of LG Display U.S.A. Inc. includes the financial information of LG Display Reynosa S.A. de C.V..

1.	Reporting Entity, Continued

(In millions of won)		December 31, 2012			2012
Subsidiaries		Total assets	Total liabilities	Total shareholders’ equity (deficit)	Sales	Net income (loss)
LG Display America, Inc.	￦	1,818,414	1,949,396	(130,982)	9,236,622	(4,645)
LG Display Japan Co., Ltd.		207,085	186,744	20,341	1,401,933	2,247
LG Display Germany GmbH		615,325	590,165	25,160	4,387,621	5,154
LG Display Taiwan Co., Ltd.		319,808	280,343	39,465	2,687,636	3,113
LG Display Nanjing Co., Ltd.		621,923	76,907	545,016	559,706	43,962
LG Display Shanghai Co., Ltd.		990,912	962,109	28,803	3,694,307	7,739
LG Display Poland Sp. z o.o.		247,017	69,111	177,906	89,911	872
LG Display Guangzhou Co., Ltd.		2,193,321	1,567,033	626,288	2,751,526	159,042
LG Display Shenzhen Co., Ltd.		354,416	342,778	11,638	2,570,699	1,449
LG Display Singapore Pte. Ltd.		526,439	519,087	7,352	1,305,073	2,916
L&T Display Technology (Xiamen) Limited		37,423	42,888	(5,465)	9,211	5,198
L&T Display Technology (Fujian) Limited		255,465	218,245	37,220	1,001,003	10,033
LG Display Yantai Co., Ltd.		668,923	542,201	126,722	458,250	32,084
L&I Electronic Technology (Dongguan) Limited		342	6,318	(5,976)	2,810	(6,428)
Image&Materials, Inc.		3,765	9,092	(5,327)	66	(11,287)
LUCOM Display Technology (Kunshan) Limited		46,229	36,417	9,812	109,358	(2,268)
LG Display U.S.A., Inc. (*)		50,503	36,907	13,596	135,470	1,294
Nanumnuri Co., Ltd.		1,135	537	598	2,720	(202)
LG Display China Co., Ltd.		93,684	50,590	43,094	—	(204)

	￦	9,052,129	7,486,868	1,565,261	30,403,922	250,069

(*)	The financial information of LG Display U.S.A. Inc. includes the financial information of LG Display Reynosa S.A. de C.V..

1.	Reporting Entity, Continued

(d)	Associates and Jointly Controlled Entities (Equity Method Investees) as of December 31, 2013

(In millions of won)
Associates and jointly controlled entities	Location	Percentage of ownership		Fiscal year end	Date of incorporation	Business	Carrying amount
		2013	2012
Suzhou Raken Technology Co., Ltd. (*1)	Suzhou, China	51%	51%	December 31	October 2008	Manufacture and sell LCD modules and LCD TV sets	￦	134,508
Guangzhou New Vision Technology Research and Development Limited (*2)	Guangzhou, China	—	50%	December 31	July 2008	R&D on design of LCD modules and LCD TV sets		—
Global OLED Technology LLC	Herndon, U.S.A	33%	33%	December 31	December 2009	Managing and licensing OLED patents		31,162
Paju Electric Glass Co., Ltd.	Paju, South Korea	40%	40%	December 31	January 2005	Manufacture electric glass for FPDs		79,417
TLI Inc. (*3, 4)	Seongnam, South Korea	10%	12%	December 31	October 1998	Manufacture and sell semiconduct-or parts		5,596
AVACO Co., Ltd. (*3)	Daegu, South Korea	16%	16%	December 31	January 2001	Manufacture and sell equipment for FPDs		8,892
New Optics Ltd. (*5)	Yangju, South Korea	46%	42%	December 31	August 2005	Manufacture back light parts for TFT-LCDs		34,095
LIG ADP Co., Ltd. (*3)	Seongnam, South Korea	13%	13%	December 31	January 2001	Develop and manufacture equipment for FPDs		1,523
WooRee E&L Co., Ltd. (*6)	Ansan, South Korea	21%	30%	December 31	June 2008	Manufacture LED back light unit packages		27,273
LB Gemini New Growth Fund No. 16 (*7)	Seoul, South Korea	31%	31%	December 31	December 2009	Invest in small and middle sized companies and benefit from M&A opportunities		19,483
Can Yang Investments Limited (*3)	Hong Kong	9%	9%	December 31	January 2010	Develop, manufacture and sell LED parts		11,754

1.	Reporting Entity, Continued

(In millions of won)
Associates and jointly controlled entities	Location	Percentage of ownership		Fiscal year end	Date of incorporation	Business	Carrying amount
		2013	2012
YAS Co., Ltd. (*3)	Paju, South Korea	19%	19%	December 31	April 2002	Develop and manufacture deposition equipment for OLEDs	￦	9,826
Eralite Optoelectronics (Jiangsu) Co., Ltd.	Suzhou, China	20%	20%	December 31	August 2010	Manufacture LED Packages		1,830
Narenanotech Corporation	Yongin, South Korea	23%	23%	December 31	December 1995	Manufacture and sell FPD manufacturing equipment		25,497
AVATEC Co., Ltd. (*3, 8)	Daegu, South Korea	16%	17%	December 31	August 2000	Process and sell glass for FPDs		15,680
Glonix Co., Ltd. (*9)	Gimhae, South Korea	20%	20%	December 31	October 2006	Manufacture and sell LCD		—
Dynamic Solar Design Co., Ltd. (*10)	Suwon, South Korea	—	40%	December 31	April 2009	Develop, manufacture and sell equipment for manufacturing solar battery and FPDs		—

							￦	406,536

(*1)	In September 2013, the Controlling Company invested ￦11,918 million in cash for the capital increase of Suzhou Raken Technology Co., Ltd (“Raken”). There was no change in the Controlling Company’s ownership percentage in Raken as a result of this additional investment. Despite its 51% ownership, management concluded that the Controlling Company does not have control of Suzhou Raken Technology Co., Ltd. because the Controlling Company and AmTRAN Technology Co., Ltd., which has a 49% equity interest of the investee, jointly control the board of directors of the investee through equal voting powers. Accordingly, investment in Suzhou Raken Technology Co., Ltd. was accounted for as an equity method investment.
(*2)	In November 2013, the Controlling Company collected ￦3,540 million from the investment in Guangzhou New Vision Technology Research and Development Ltd. which was liquidated and recognized ￦671 million for the difference between the collected amount and the carrying amount as finance cost. As of December 31, 2013, Guangzhou New Vision Technology Research and Development Ltd. concluded the procedures of liquidation and on January 2, 2014, the registration of liquidation was completed.

1.	Reporting Entity, Continued

(*3)	Although the Controlling Company’s share interests in TLI Inc., AVACO Co., Ltd., LIG ADP Co., Ltd., Can Yang Investments Limited, YAS Co., Ltd., and AVATEC Co., Ltd. are below 20%, the Controlling Company is able to exercise significant influence through its right to appoint a director to the board of directors of each investee and the transaction between the Controlling Company and the investees is significant. Accordingly, the investments in these investees have been accounted for using the equity method.
(*4)	In 2013, the Controlling Company’s ownership in TLI Inc. was reduced from 12% to 10% due to the shares issued in relation to the exercise of warrants.
(*5)	In 2013, as the Controlling Company did not participate in New Optics Ltd.’s reduction in capital stock through a distribution of cash, the Controlling Company’s ownership in New Optics Ltd. increased from 42% to 46%.
(*6)	In 2013, as the Controlling Company did not participate in the capital increase of WooRee E&L Co., Ltd. when WooRee E&L Co., Ltd. initially lists its shares in the Korea Securities Dealers Automated Quotations (“KOSDAQ”), the Controlling Company’s ownership in WooRee E&L Co., Ltd. was reduced from 30% to 21%.
(*7)	The Controlling Company is a member of limited partnership in the LB Gemini New Growth Fund No.16 (“the Fund”). In March and May 2013, the Controlling Company received ￦1,116 million and ￦260 million, respectively, from the Fund as a capital distribution and made additional cash investment of ￦6,826 million in the Fund in June, September and December 2013 in aggregate. There were no changes in the Controlling Company’s ownership percentage in the Fund and the Controlling Company is committed to making future investments of up to an aggregate of ￦30,000 million.
(*8)	In 2013, the Controlling Company’s ownership in AVATEC Co., Ltd. was reduced from 17% to 16% due to the shares issued in relation to the exercise of stock options.
(*9)	The Controlling Company’s share of net assets of Glonix Co., Ltd. (“Glonix”) was reduced below zero and, accordingly, the Controlling Company discontinued the recognition of its share of losses of the Glonix. In 2013, the Controlling Company’s unrecognized share of losses of the Glonix amounts to ￦112 million. (An aggregate amount: ￦112 million)
(*10)	In 2013, the Controlling Company received ￦107 million in cash from the investment of Dynamic Solar Design Co., Ltd. and recognized ￦38 million for the difference between the amount received and the carrying amount as finance income.

2.	Basis of Presenting Financial Statements

(a)	Statement of Compliance

In accordance with the Act on External Audits of Stock Companies, these consolidated financial statements have been prepared in accordance with Korean International Financial Reporting Standards (“K-IFRS”).

The consolidated financial statements were authorized for issuance by the Board of Directors on January 23, 2014, which will be submitted for approval to the shareholders’ meeting to be held on March 7, 2014.

(b)	Basis of Measurement

The consolidated financial statements have been prepared on the historical cost basis except for the following material items in the consolidated statements of financial position:

•	available-for-sale financial assets are measured at fair value, and

•	liabilities for defined benefit plans are recognized as the present value of defined benefit obligations less the fair value of plan assets

(c)	Functional and Presentation Currency

The consolidated financial statements are presented in Korean won, which is the Controlling Company’s functional currency. All amounts in Korean won are in millions unless otherwise stated.

(d)	Use of Estimates and Judgments

The preparation of the consolidated financial statements in conformity with K-IFRSs requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Information about critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements is included in the following notes:

•	Classification of financial instruments (note 3.(d))

•	Estimated useful lives of property, plant and equipment (note 3.(e))

2.	Basis of Presenting Financial Statements, Continued

Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next 12 months is included in the following notes:

•	Recognition and measurement of provisions (note 3.(j), 18 and 20)

•	Net realizable value of inventories (note 8)

•	Measurement of defined benefit obligations (note 17)

•	Deferred tax assets and liabilities (note 29)

(e)	Changes in accounting policies

Except for the changes below, the Group has consistently applied the accounting policies set out in Note 3 to all periods presented in the consolidated financial statements of the Group.

New and amended accounting standards adopted for the year ended December 31, 2013 are as follows.

•	K-IFRS No. 1110, Consolidated Financial Statements

•	K-IFRS No. 1111, Joint Arrangements

•	K-IFRS No. 1112, Disclosure of Interests in Other Entities

•	K-IFRS No. 1113, Fair Value Measurement

•	K-IFRS No. 1019, Employee Benefits, and

•	Amendments to K-IFRS No. 1001, Presentation of Items of Other Comprehensive Income (“OCI”)

The nature and effects of the changes are explained below.

(i) Subsidiaries

In accordance with K-IFRS No. 1110, Consolidated Financial Statements, the Group has changed its accounting policy for determining whether it has control over investees. K-IFRS No. 1110 introduces a new control model that focuses on whether the Group has power over an investee, exposure or rights to variable returns from its involvement with the investee and ability to use its power to affect those returns. The Group retrospectively applied the standard to the comparative consolidated financial statements for the year ended December 31, 2012 and there is no significant impact of applying this standard on the consolidated financial statements.

(ii) Joint Arrangements

The standard classifies joint arrangements into two types: joint operations and joint ventures. A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement (i.e. joint operators) have rights to the assets and obligations for the liabilities relating to the arrangement. A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement (i.e. joint venturers) have rights to the net assets of the arrangement. The standard requires a joint operator to recognize and measure the assets and liabilities (and recognize the related revenues and expenses) in relation to its interest in the arrangement in accordance with relevant K-IFRSs applicable to the particular assets, liabilities, revenues and expenses. The standard requires a joint venturer to recognize an investment and to account for that investment using the equity method. The Group retrospectively applied the standard to the comparative consolidated financial statements for the year ended December 31, 2012 and there is no impact of applying this standard on the consolidated financial statements.

2.	Basis of Presenting Financial Statements, Continued

(e)	Changes in accounting policies, Continued

(iii) Disclosures of Interests in Other Entities

The standard brings together into a single standard all the disclosure requirements about an entity’s interests in subsidiaries, joint arrangements, associates and unconsolidated structured entities. The standard requires an entity to disclose information that enables users of financial statements to evaluate the nature of and risks associated with its interests in other entities and the effects of those interests on its financial position, financial performance and cash flows. The Group retrospectively applied the standard to the comparative consolidated financial statements for the year ended December 31, 2012 and the Group provides required disclosures in note 10. There is no significant impact of applying this standard on the consolidated financial statements.

(iv) Fair Value Measurement

K-IFRS No. 1113, Fair Value Measurement, establishes a single framework for measuring fair value and making relevant disclosures when such measurements are required or permitted by other K-IFRSs. It unifies the definition of fair value as the price that would be received or paid when market participants sell an asset or transfer a liability in an orderly transaction at the measurement date. As it replaces and expands the disclosure requirements about fair value measurements in other K-IFRSs, including K-IFRS No. 1107, the Group provides required disclosures in note 13.

(v) Post-employment defined benefit plans

As a result of the amendments to K-IFRS No. 1019, the Group has changed its accounting policy with respect to the basis for determining the income or expense related to its post-employment defined benefit plans. Under the amendment of K-IFRS No. 1019, the Group determines the net interest expense (income) on the net defined benefit liability (asset) for the period by applying the discount rate used to measure the defined benefit obligation at the beginning of the annual period to the then-net defined benefit liability (asset), taking into account any changes in the net defined benefit liability (asset) during the period as a result of contributions and benefit payments. Consequently, the net interest on the net defined benefit liability (asset) now comprises: interest cost on the defined benefit obligation, interest income on plan assets, and interest on the effect on the asset ceiling. Previously, the Group determined interest income on plan assets based on their long-term rate of expected return. There is no significant impact of applying this amendment on the consolidated financial statements.

(vi) Presentation of items of OCI

As a result of the amendments to K-IFRS No. 1001, the Group has modified the presentation of items of OCI in its statement of comprehensive income into “items that will never be reclassified to profit or loss” and “items that are or may be reclassified to profit or loss.” Accordingly, the comparative consolidated statement of comprehensive income for the year ended December 31, 2012 is restated.

3.	Summary of Significant Accounting Policies

The significant accounting policies followed by the Group in preparation of its consolidated financial statements are as follows:

(a)	Consolidation

(i) Subsidiaries

Subsidiaries are entities controlled by the Group. The Group controls an entity when it is exposed, or has right to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The financial statements of subsidiaries are included in the consolidated financial statements from the date on which control commences until the date on which control ceases.

(ii) Non-controlling interests

Non-controlling interests (“NCI”) are measured at their proportionate share of the acquiree’s identifiable net assets at the acquisition date.

Changes in the Group’s interest in subsidiaries that do not result in a loss of control are accounted for as equity transactions.

(iii) Loss of Control

If the Controlling Company loses control of subsidiaries, the Controlling Company derecognizes the assets and liabilities of the former subsidiaries from the consolidated statement of financial position and recognizes the gain or loss associated with the loss of control attributable to the former controlling interest. Meanwhile, the Controlling Company recognizes any investment retained in the former subsidiaries at its fair value when control is lost.

(iv) Associates and jointly controlled entities (equity method investees)

Associates are those entities in which the Group has significant influence, but not control or joint control, over the financial and operating policies. A joint venture is an arrangement in which the Group has joint control, whereby the Group has rights to the net assets of the arrangement, rather than rights to its assets and obligations for its liabilities.

Investments in associates and jointly controlled entities are initially recognized at cost and subsequently accounted for using the equity method of accounting. The carrying amount of investments in associates and jointly controlled entities is increased or decreased to recognize the Group’s share of the profits or losses and changes in the Group’s proportionate interest of the investee after the date of acquisition. Distributions received from an investee reduce the carrying amount of the investment.

If an associate or jointly controlled entity uses accounting policies different from those of the Controlling Company for like transactions and events in similar circumstances, appropriate adjustments are made to the consolidated financial statements. As of and during the periods presented in the consolidated financial statements, no adjustments were made in applying the equity method.

When the Group’s share of losses exceeds its interest in an equity accounted investee, the carrying amount of that interest, including any long-term investments, is reduced to nil, and the recognition of further losses is discontinued except to the extent that the Group has an obligation or has made payments on behalf of the investee.

3.	Summary of Significant Accounting Policies, Continued

(v) Transactions eliminated on consolidation

Intra-group balances and transactions, including income and expenses and any unrealized income and expenses and balance of trade accounts and notes receivable and payable arising from intra-group transactions, are eliminated. Unrealized gains arising from transactions with equity-accounted investees are eliminated against the investment to the extent of the Group’s interest in the investee. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.

(b)	Foreign Currency Transactions and Translation

Transactions in foreign currencies are translated to the respective functional currencies of the Group at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are retranslated to the functional currency at the exchange rate on the reporting date. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date that the fair value was originally determined. Foreign currency differences arising on retranslation are recognized in profit or loss, except for differences arising on available-for-sale equity instruments and a financial asset and liability designated as a cash flow hedge, which are recognized in other comprehensive income. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the original transaction. Exchange differences arising on the settlement of monetary items or on translating monetary items at rates different from those at which they were translated on initial recognition are recognized in profit or loss in the period in which they arise. Foreign currency differences arising from assets and liabilities in relation to the investing and financing activities including loans, bonds and cash and cash equivalents are recognized in finance income (expense) in the consolidated statement of comprehensive income and foreign currency differences arising from assets and liabilities in relation to activities other than investing and financing activities are recognized in other non-operating income (expense) in the consolidated statement of comprehensive income. Relevant foreign currency differences are presented in gross amounts in the consolidated statement of comprehensive income.

If the presentation currency of the Group is different from a foreign operation’s functional currency, the financial position and financial performance of the foreign operation are translated into the presentation currency using the following methods. The assets and liabilities of foreign operations, whose functional currency is not the currency of a hyperinflationary economy, including goodwill and fair value adjustments arising on acquisition, are translated to the Group’s functional currency at exchange rates at the reporting date. The income and expenses of foreign operations are translated to the Group’s functional currency at exchange rates at the dates of the transactions. Foreign currency differences are recognized in other comprehensive income. However, if the operation is a non-wholly-owned subsidiary, then the relevant proportionate share of the translation difference is allocated to the non-controlling interests. When a foreign operation is disposed of in its entirety or partially such that control, significant influence or joint control is lost, the cumulative amount in the translation reserve related to that foreign operation is reclassified to profit or loss as part of the gain or loss on disposal. If the Group disposes part of its interest in a subsidiary but retains control, then the relevant proportion of the cumulative amount is reattributed to NCI. When the Group disposes of only part of an associate or joint venture while retaining significant influence or joint control, the relevant proportion of the cumulative amount is reclassified to profit or loss.

Any goodwill arising on the acquisition of a foreign operation and any fair value adjustments to the carrying amounts of assets and liabilities arising on the acquisition of that foreign operation is treated as assets and liabilities of the foreign operation. Thus, they are expressed in the functional currency of the foreign operation and translated at the at each reporting date’s exchange rate.

3.	Summary of Significant Accounting Policies, Continued

(c)	Inventories

Inventories are measured at the lower of cost and net realizable value. The cost of inventories is based on the weighted-average method, and includes expenditures incurred in acquiring the inventories, production or conversion costs and other costs incurred in bringing them to their existing location and condition. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated selling expenses. In the case of manufactured inventories and work-in-process, cost includes an appropriate share of production overheads based on the actual capacity of production facilities. However, the normal capacity is used for the allocation of fixed production overheads if the actual level of production is lower than the normal capacity.

(d)	Financial Instruments

(i) Non-derivative financial assets

The Group initially recognizes loans and receivables and deposits on the date they are originated. All other non-derivative financial assets, including financial assets at fair value through profit or loss, are recognized in the consolidated statement of financial position when the Group becomes a party to the contractual provisions of the instrument.

The Group derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows of the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred. Any interest in transferred financial assets that is created or retained by the Group is recognized as a separate asset or liability. If a transfer does not result in derecognition because the Group has retained substantially all the risks and rewards of ownership of the transferred asset, the Group continues to recognize the transferred asset and recognizes a financial liability for the consideration received. In subsequent periods, the Group recognizes any income on the transferred assets and any expense incurred on the financial liability.

Financial assets and liabilities are offset and the net amount presented in the consolidated statement of financial position when, and only when, the Group has a legal right to offset the amounts and intends either to settle them on a net basis or to realize the asset and settle the liability simultaneously.

The Group has the following non-derivative financial assets: financial assets at fair value through profit or loss, loans and receivables and available-for-sale financial assets.

Financial assets at fair value through profit or loss

A financial asset is classified at fair value through profit or loss if it is classified as held for trading or is designated as such upon initial recognition. If a contract contains one or more embedded derivatives, the Group designates the entire hybrid (combined) contract as a financial asset at fair value through profit or loss unless: the embedded derivative(s) does not significantly modify the cash flows that otherwise would be required by the contract; or it is clear with little or no analysis when a similar hybrid (combined) instrument is first considered that separation of the embedded derivative(s) is prohibited. Upon initial recognition, attributable transaction costs are recognized in profit or loss as incurred. Financial assets at fair value through profit or loss are measured at fair value, and changes therein are recognized in profit or loss.

3.	Summary of Significant Accounting Policies, Continued

(d)	Financial Instruments, Continued

(i) Non-derivative financial assets, Continued

Cash and cash equivalents

Cash and cash equivalents include all cash balances and short-term highly liquid investments with an original maturity of three months or less that are readily convertible into known amounts of cash.

Deposits in banks

Deposits in banks are those with maturity of more than three months and less than one year and are held for cash management purposes.

Loans and receivables

Loans and receivables are financial assets with fixed or determinable payments that are not quoted in an active market. When loans and receivables are recognized initially, the Group measures them at their fair value plus transaction costs that are directly attributable to the acquisition or issue of the financial asset. Subsequent to initial recognition, loans and receivables are measured at amortized cost using the effective interest method, less any impairment losses. Loans and receivables comprise trade accounts and notes receivable and other accounts receivable.

Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial assets that are designated as available-for-sale or that are not classified as financial assets at fair value through profit or loss, held-to-maturity financial assets or loans and receivables. The Group’s investments in equity securities and certain debt securities are classified as available-for-sale financial assets. Subsequent to initial recognition, they are measured at fair value and changes therein, other than impairment losses and foreign currency differences on available-for-sale equity instruments, are recognized in other comprehensive income and presented within equity in the fair value reserve. When an investment in available-for-sale financial assets is derecognized, the cumulative gain or loss in other comprehensive income is transferred to profit or loss.

Investments in equity instruments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured and whose derivatives are linked to and must be settled by delivery of such unquoted equity instruments are measured at cost.

3.	Summary of Significant Accounting Policies, Continued

(d)	Financial Instruments, Continued

(ii) Non-derivative financial liabilities

The Group classifies financial liabilities into two categories, financial liabilities at fair value through profit or loss and other financial liabilities, in accordance with the substance of the contractual arrangement and the definitions of financial liabilities, and recognizes them in the consolidated statement of financial position when the Group becomes a party to the contractual provisions of the instrument.

Financial liabilities at fair value through profit or loss include financial liabilities held for trading or designated as such upon initial recognition at fair value through profit or loss. After initial recognition, financial liabilities at fair value through profit or loss are measured at fair value, and changes therein are recognized in profit or loss. Upon initial recognition, transaction costs that are directly attributable to the issuance of financial liabilities are recognized in profit or loss as incurred.

Non-derivative financial liabilities other than financial liabilities classified as fair value through profit or loss are classified as other financial liabilities and measured initially at fair value minus transaction costs that are directly attributable to the issuance of financial liabilities. Subsequent to initial recognition, these financial liabilities are measured at amortized cost using the effective interest method. As of December 31, 2012, non-derivative financial liabilities comprise borrowings, bonds and others.

The Group derecognizes a financial liability when its contractual obligations are discharged, cancelled or expired.

(iii) Share Capital

The Group only owns common stocks and they are classified as equity. Incremental costs directly attributable to the issuance of common stocks are recognized as a deduction from equity, net of tax effects. Capital contributed in excess of par value upon issuance of common stocks is classified as share premium within equity.

3.	Summary of Significant Accounting Policies, Continued

(d)	Financial Instruments, Continued

(iv) Derivative financial instruments, including hedge accounting

Derivatives are initially recognized at fair value. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are recognized in profit or loss except in the case where the derivatives are designated as cash flow hedges and the hedge is determined to be an effective hedge.

If necessary, the Group designates derivatives as hedging items to hedge the risk of changes in the fair value of assets, liabilities or firm commitments (a fair value hedge) and foreign currency risk of highly probable forecasted transactions or firm commitments (a cash flow hedge).

On initial designation of the hedge, management formally documents the relationship between the hedging instrument(s) and hedged item(s), including the risk management objectives and strategy in undertaking the hedge transaction, together with the methods that will be used to assess the effectiveness of the hedging relationship. Management makes an assessment, both at the inception of the hedge relationship as well as on an ongoing basis, whether the hedging instruments are expected to be “highly effective” in offsetting the changes in the fair value or cash flows of the respective hedged items during the period for which the hedge is designated, and whether the actual results of each hedge are within a range of 80-125 percent. For a cash flow hedge of a forecasted transaction, the transaction should be highly probable to occur and should present an exposure to variations in cash flows that could ultimately affect reported net income.

Cash flow hedges

When a derivative is designated as a hedge of the variability in cash flows attributable to a particular risk associated with a recognized asset or liability or a highly probable forecasted transaction that could affect profit or loss, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income and presented in the hedging reserve in equity. The amount recognized in other comprehensive income is removed and included in profit or loss in the same period the hedged cash flows affect profit or loss under the same line item in the consolidated statement of comprehensive income. Any ineffective portion of changes in the fair value of the derivative is recognized immediately in profit or loss.

If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated, exercised, or the designation is revoked, then hedge accounting is discontinued prospectively. The cumulative gain or loss previously recognized in other comprehensive income and presented in the hedging reserve in equity remains there until the forecasted transaction affects profit or loss. When the hedged item is a non-financial asset, the amount recognized in other comprehensive income is transferred to the carrying amount of the asset when the asset is recognized. If the forecasted transaction is no longer expected to occur, then the balance in other comprehensive income is recognized immediately in profit or loss. In other cases the amount recognized in other comprehensive income is transferred to profit or loss in the same period that the hedged item affects profit or loss.

3.	Summary of Significant Accounting Policies, Continued

(d)	Financial Instruments, Continued

(iv) Derivative financial instruments, including hedge accounting, Continued

Embedded derivative

Embedded derivatives are separated from the host contract and accounted for separately if the economic characteristics and risks of the host contract and the embedded derivative are not closely related, a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative, and the combined instrument is not measured at fair value through profit or loss. Changes in the fair value of separable embedded derivatives are recognized immediately in profit or loss.

(e)	Property, Plant and Equipment

(i) Recognition and measurement

Items of property, plant and equipment are measured at cost less accumulated depreciation and accumulated impairment losses. Cost includes an expenditure that is directly attributable to the acquisition of the asset. The cost of self-constructed assets includes the cost of materials and direct labor, any costs directly attributable to bringing the assets to a working condition for their intended use, the costs of dismantling and removing the items and restoring the site on which they are located and borrowing costs on qualifying assets.

The gain or loss arising from the derecognition of an item of property, plant and equipment is determined as the difference between the net disposal proceeds, if any, and the carrying amount of the item and recognized in other non-operating income or other non-operating expenses.

(ii) Subsequent costs

Subsequent expenditure on an item of property, plant and equipment is recognized as part of its cost only if it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. The costs of the day-to-day servicing of property, plant and equipment are recognized in profit or loss as incurred.

(iii) Depreciation

Depreciation is recognized in profit or loss on a straight-line basis method, reflecting the pattern in which the asset’s future economic benefits are expected to be consumed by the Group. The residual value of property, plant and equipment is zero. Land is not depreciated.

Estimated useful lives of the assets are as follows:

Useful lives (years)
Buildings and structures	20, 40
Machinery	4, 5
Furniture and fixtures	3~5
Equipment, tools and vehicles	3~5, 12

Depreciation methods, useful lives and residual values are reviewed at each financial year-end and adjusted if appropriate and any changes are accounted for as changes in accounting estimates. There were no such changes for all periods presented.

3.	Summary of Significant Accounting Policies, Continued

(f)	Borrowing Costs

The Group capitalizes borrowing costs, which includes interests and exchange differences arising from foreign currency borrowings to the extent that they are regarded as an adjustment to interest costs, directly attributable to the acquisition, construction or production of a qualifying asset as part of the cost of that asset. A qualifying asset is an asset that necessarily takes a substantial period of time to get ready for its intended use or sale. To the extent that the Group borrows funds specifically for the purpose of obtaining a qualifying asset, the Group determines the amount of borrowing costs eligible for capitalization as the actual borrowing costs incurred on that borrowing during the period less any investment income on the temporary investment of those borrowings. The Group immediately recognizes other borrowing costs as an expense.

(g)	Government Grants

In case there is reasonable assurance that the Group will comply with the conditions attached to a government grant, the government grant is recognized as follows:

(i) Grants related to the purchase or construction of assets

A government grant related to the purchase or construction of assets is deducted in calculating the carrying amount of the asset. The grant is recognized in profit or loss over the life of a depreciable asset as a reduced depreciation expense and cash related to grant received is presented in investing activities in the statement of cash flows.

(ii) Grants for compensating the Group’s expenses incurred

A government grant that compensates the Group for expenses incurred is recognized in profit or loss as a deduction from relevant expenses on a systematic basis in the periods in which the expenses are recognized.

(iii) Other government grants

A government grant that becomes receivable for the purpose of giving immediate financial support to the Group with no compensation for expenses or losses already incurred or no future related costs is recognized as income of the period in which it becomes receivable.

(h)	Intangible Assets

Intangible assets are initially measured at cost. Subsequently, intangible assets are measured at cost less accumulated amortization and accumulated impairment losses.

(i) Goodwill

Goodwill arising from business combinations is recognized as the excess of the acquisition cost of investments in subsidiaries, associates and joint ventures over the Group’s share of the net fair value of the identifiable assets acquired and liabilities assumed. Any deficit is a bargain purchase that is recognized in profit or loss. Goodwill is measured at cost less accumulated impairment losses.

3.	Summary of Significant Accounting Policies, Continued

(h)	Intangible Assets, Continued

(ii) Research and development

Expenditure on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, is recognized in profit or loss as incurred.

Development activities involve a plan or design of the production of new or substantially improved products and processes. Development expenditure is capitalized only if the Group can demonstrate all of the following:

•	the technical feasibility of completing the intangible asset so that it will be available for use or sale,

•	its intention to complete the intangible asset and use or sell it,

•	its ability to use or sell the intangible asset,

•	how the intangible asset will generate probable future economic benefits. Among other things, the Group can demonstrate the existence of a market for the output of the intangible asset or the intangible asset itself or, if it is to be used internally, the usefulness of the intangible asset,

•	the availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset, and

•	its ability to measure reliably the expenditure attributable to the intangible asset during its development.

The expenditure capitalized includes the cost of materials, direct labor, overhead costs that are directly attributable to preparing the asset for its intended use, and borrowing costs on qualifying assets.

(iii) Other intangible assets

Other intangible assets include intellectual property rights, software, customer relationships, technology, memberships and others.

(iv) Subsequent costs

Subsequent expenditure is capitalized only when it increases the future economic benefits embodied in the specific intangible asset to which it relates. All other expenditure, including expenditure on internally generated goodwill and brands, is recognized in profit or loss as incurred.

3.	Summary of Significant Accounting Policies, Continued

(h)	Intangible Assets, Continued

(v) Amortization

Amortization is calculated on a straight-line basis over the estimated useful lives of intangible assets, other than goodwill, from the date that they are available for use. The residual value of intangible assets is zero. However, as there are no foreseeable limits to the periods over which condominium and golf club memberships are expected to be available for use, these intangible assets are regarded as having indefinite useful lives and not amortized.

Estimated useful lives (years)
Intellectual property rights	5, 10
Rights to use electricity, water and gas supply facilities	10
Software	4
Customer relationships	7
Technology	10
Development costs	(*)
Condominium and golf club memberships	Not amortized

(*)	Capitalized development costs are amortized over the useful life considering the life cycle of the developed products. Amortization of capitalized development costs is recognized in research and development expenses in the consolidated statement of comprehensive income.

Amortization periods and the amortization methods for intangible assets with finite useful lives are reviewed at each financial year-end. The useful lives of intangible assets that are not being amortized are reviewed each period to determine whether events and circumstances continue to support indefinite useful life assessments for those assets. If appropriate, the changes are accounted for as changes in accounting estimates.

(i)	Impairment

(i) Financial assets

A financial asset not carried at fair value through profit or loss is assessed at each reporting date to determine whether there is objective evidence that it is impaired. A financial asset is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and that the loss event had a negative effect on the estimated future cash flows of that asset that can be estimated reliably.

Objective evidence that financial assets are impaired can include default or delinquency in interest or principal payments by an issuer or a debtor, for economic reasons relating to the borrower’s financial difficulty, granting to the borrower a concession that the Group would not otherwise consider, or the disappearance of an active market for that financial asset. In addition, for an investment in an equity security, objective evidence of impairment includes significant financial difficulty of the issuer and a significant or prolonged decline in its fair value below its cost.

3.	Summary of Significant Accounting Policies, Continued

(i)	Impairment, Continued

(i) Financial assets, Continued

Management considers evidence of impairment for loans and receivables at both a specific asset and collective level. All individually significant loans and receivables are assessed for specific impairment. All individually significant receivables found not to be specifically impaired are then collectively assessed for any impairment that has been incurred but not yet identified. Loans and receivables that are not individually significant are collectively assessed for impairment by grouping together receivables with similar risk characteristics.

In assessing collective impairment the Group uses historical trends of the probability of default, timing of recoveries and the amount of loss incurred, adjusted for management’s judgment as to whether current economic and credit conditions are such that the actual losses are likely to be greater or less than suggested by historical trends.

If there is objective evidence that an impairment loss has been incurred on financial assets carried at amortized cost, the amount of the impairment loss is measured as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the asset’s original effective interest rate. Impairment losses are recognized in profit or loss and reflected in an allowance account against loans and receivables.

The amount of the impairment loss on financial assets including equity securities carried at cost is measured as the difference between the carrying amount and the present value of estimated future cash flows discounted at the current market rate of return for a similar financial asset. Such impairment losses are not reversed.

When a decline in the fair value of an available-for-sale financial asset has been recognized in other comprehensive income the amount of the cumulative loss that is reclassified from equity to profit or loss is the difference between the acquisition cost and current fair value, less any impairment loss on that financial asset previously recognized in profit or loss.

In a subsequent period, for the financial assets recorded at fair value, if the fair value increases and the increase can be objectively related to an event occurring after the impairment loss was recognized, the previously recognized impairment loss is reversed. The amount of the reversal in financial assets carried at amortized cost and a debt instrument classified as available for sale is recognized in profit or loss. However, impairment loss recognized for an investment in an equity instrument classified as available-for-sale is reversed through other comprehensive income.

3.	Summary of Significant Accounting Policies, Continued

(i)	Impairment, Continued

(ii) Non-financial assets

The carrying amounts of the Group’s non-financial assets, other than assets arising from employee benefits, inventories and deferred tax assets, are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. For goodwill, and intangible assets that have indefinite useful lives or that are not yet available for use, irrespective of whether there is any indication of impairment, the recoverable amount is estimated each year at the same time.

For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the “cash-generating unit”, or “CGU”). The recoverable amount of an asset or cash-generating unit is determined as the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Fair value less costs to sell is based on the best information available to reflect the amount that the Group could obtain from the disposal of the asset in an arm’s length transaction between knowledgeable, willing parties, after deducting the costs of disposal.

An impairment loss is recognized if the carrying amount of an asset or its CGU exceeds its estimated recoverable amount. Impairment losses are recognized in profit or loss. Goodwill acquired in a business combination is allocated to CGUs that are expected to benefit from the synergies of the combination. Impairment losses recognized in respect of a CGU are allocated first to reduce the carrying amount of any goodwill allocated to the unit, and then to reduce the carrying amounts of the other assets in the unit on a pro rata basis.

In respect of other assets, impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of accumulated depreciation or amortization, if no impairment loss had been recognized. An impairment loss in respect of goodwill is not reversed.

3.	Summary of Significant Accounting Policies, Continued

(j)	Provisions

A provision is recognized if, as a result of a past event, the Group has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation.

The risks and uncertainties that inevitably surround events and circumstances are taken into account in reaching the best estimate of a provision. Where the effect of the time value of money is material, provisions are determined at the present value of the expected future cash flows. The unwinding of the discount is recognized as finance cost.

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimate. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed.

The Group recognizes a liability for warranty obligations based on the estimated costs expected to be incurred under its basic limited warranty. This warranty covers defective products and is normally applicable for eighteen months from the date of purchase. These liabilities are accrued when product revenues are recognized. Factors that affect the Group’s warranty liability include historical and anticipated rates of warranty claims on those repairs and cost per claim to satisfy the Group’s warranty obligation. Warranty costs primarily include raw materials and labor costs. As these factors are impacted by actual experience and future expectations, management periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary. Accrued warranty obligations are included in the current and non-current provisions.

Liabilities for loss contingencies arising from claims, assessments, litigation, fines, and penalties and other sources, are recorded when it is probable that a liability has been incurred and the amount of the assessment and/or remediation can be reasonably estimated.

(k)	Employee Benefits

(i) Short-term employee benefits

Short-term employee benefits that are due to be settled within twelve months after the end of the period in which the employees render the related service are recognized in profit or loss on an undiscounted basis. The expected cost of profit-sharing and bonus plans and others are recognized when the Group has a present legal or constructive obligation to make payments as a result of past events and a reliable estimate of the obligation can be made.

(ii) Other long-term employee benefits

The Group’s net obligation in respect of long-term employee benefits other than pension plans is the amount of future benefit that employees have earned in return for their service in the current and prior periods.

3.	Summary of Significant Accounting Policies, Continued

(k)	Employee Benefits, Continued

(iii) Defined contribution plan

A defined contribution plan is a post-employment benefit plan under which an entity pays fixed contributions into a separate entity and will have no legal or constructive obligation to pay further amounts. Obligations for contributions to defined contribution pension plans are recognized as an employee benefit expense in profit or loss in the periods during which services are rendered by employees.

(iv) Defined benefit plan

A defined benefit plan is a post-employment benefit plan other than defined contribution plans. The Group’s net obligation in respect of its defined benefit plan is calculated by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value. The fair value of any plan assets is deducted.

The calculation is performed annually by an independent actuary using the projected unit credit method. The discount rate is the yield at the reporting date on high quality corporate bonds that have maturity dates approximating the terms of the Group’s obligations and that are denominated in the same currency in which the benefits are expected to be paid. The Group recognizes all actuarial gains and losses arising from defined benefit plans in retained earnings immediately.

The Group determines the net interest expense (income) on the net defined benefit liability (asset) for the period by applying the discount rate used to measure the defined benefit obligation at the beginning of the annual period to the then-net defined benefit liability (asset), taking into account any changes in the net defined benefit liability (asset) during the period as a result of contributions and benefit payments. Consequently, the net interest on the net defined benefit liability (asset) now comprises: interest cost on the defined benefit obligation, interest income on plan assets, and interest on the effect on the asset ceiling.

When the benefits of a plan are changed or when a plan is curtailed, the resulting change in benefit that relates to past service or the gain or loss on curtailment is recognized immediately in profit or loss. The Group recognizes gains and losses on the settlement of a defined benefit plan when the settlement occurs.

(l)	Revenue

Revenue from the sale of goods in the course of ordinary activities is measured at the fair value of the consideration received or receivable, net of estimated returns, earned trade discounts, volume rebates and other cash incentives paid to customers. Revenue is recognized when persuasive evidence exists that the significant risks and rewards of ownership have been transferred to the buyer, generally on delivery and acceptance at the customers’ premises, recovery of the consideration is probable, the associated costs and possible return of goods can be estimated reliably, there is no continuing management involvement with the goods, and the amount of revenue can be measured reliably. If it is probable that discounts will be granted and the amount can be measured reliably, then the discount is recognized as a reduction of revenue when the sales are recognized. Sales taxes collected from customers and remitted to governmental authorities are accounted for on a net basis and therefore are excluded from revenues in the consolidated statements of comprehensive income.

3.	Summary of Significant Accounting Policies, Continued

(m)	Operating Segments

An operating segment is a component of the Group that: 1) engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions with other components of the group, 2) whose operating results are reviewed regularly by the Group’s chief operating decision maker (“CODM”) in order to allocate resources and assess its performance, and 3) for which discrete financial information is available. Management has determined that the CODM of the Group is the Board of Directors. The CODM does not receive and therefore does not review discrete financial information for any component of the Group. Consequently, no operating segment information is included in these consolidated financial statements. Entity wide disclosures of geographic and product revenue information are provided in note 23 to these consolidated financial statements.

(n)	Finance Income and Finance Costs

Finance income comprises interest income on funds invested (including available-for-sale financial assets), dividend income, gains on the disposal of available-for-sale financial assets, changes in the fair value of financial assets at fair value through profit or loss, and gains on hedging instruments that are recognized in profit or loss. Interest income is recognized as it accrues in profit or loss, using the effective interest method. Dividend income is recognized in profit or loss on the date that the Group’s right to receive payment is established.

Finance costs comprise interest expense on borrowings, unwinding of the discount on provisions, changes in the fair value of financial assets at fair value through profit or loss, impairment losses recognized on financial assets, and losses on hedging instruments that are recognized in profit or loss. Borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset are capitalized as part of the cost of that asset.

(o)	Income Tax

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive income.

(i) Current tax

Current tax is the expected tax payable or receivable on the taxable profit or loss for the year, using tax rates enacted or substantively enacted at the reporting date and any adjustment to tax payable in respect of previous years. The taxable profit is different from the accounting profit for the period since the taxable profit is calculated excluding the temporary differences, which will be taxable or deductible in determining taxable profit (tax loss) of future periods, and non-taxable or non-deductible items from the accounting profit.

3.	Summary of Significant Accounting Policies, Continued

(o)	Income Tax, Continued

(ii) Deferred tax

Deferred tax is recognized, using the liability method, in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates and tax laws that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and deferred tax assets reflects the tax consequences that would follow from the manner in which the Group expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities. However, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill.

The Group recognizes a deferred tax liability for all taxable temporary differences associated with investments in subsidiaries, associates, and interests in joint ventures, except to the extent that the Group is able to control the timing of the reversal of the temporary differences and it is probable that the temporary differences will not reverse in the foreseeable future. A deferred tax asset is recognized for all deductible temporary differences to the extent that it is probable that the differences relating to investments in subsidiaries, associates and jointly controlled entities will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilized.

Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

The Group offsets deferred tax assets and deferred tax liabilities if, and only if the Group has a legally enforceable right to set off current tax assets against current tax liabilities and the deferred tax assets and the deferred tax liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities which intend either to settle current tax liabilities and assets on a net basis, or to realize the assets and settle the liabilities simultaneously.

(p)	Earnings Per Share

The Group presents basic and diluted earnings per share (“EPS”) data for its common stock. Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders of the Controlling Company by the weighted average number of common stock outstanding during the period. Diluted EPS is determined by adjusting the profit or loss attributable to ordinary shareholders and the weighted average number of common stock outstanding, adjusted for the effects of all dilutive potential common stock, which comprise convertible bonds.

(q)	New Standards and Amendments Not Yet Adopted

Amendment to K-IFRS No. 1032, Financial Instruments: Presentation

The amendment improves application guidance of K-IFRS No. 1032, Financial Instruments: Presentation, to clarify criterion of offsetting financial assets and financial liabilities. The amendment will be effective for annual periods beginning on or after January 1, 2014, and has not been adopted early in preparing the consolidated financial statements.

Management believes that the adoption of the amendment is expected to have no significant impact on the consolidated statement of financial position of the Group.

4.	Determination of Fair Value

A number of the Group’s accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and/or disclosure purposes based on the following methods. When applicable, further information about the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.

(a)	Current Assets and Liabilities

The carrying amounts approximate fair value because of the short maturity of these instruments.

(b)	Trade Receivables and Other Receivables

The fair value of trade and other receivables is estimated as the present value of future cash flows, discounted at the market rate of interest at the reporting date. This fair value is determined for disclosure purposes. The carrying amounts of short-term receivables approximate fair value.

(c)	Investments in Equity and Debt Securities

The fair value of marketable available-for-sale financial assets is determined by reference to their quoted closing bid price at the reporting date. The fair value of non-marketable securities is determined using valuation methods.

(d)	Non-derivative Financial Liabilities

The fair value of financial liabilities at FVTPL is determined by reference to their quoted closing price at the reporting date. Fair value, which is determined for disclosure purposes, except for the liabilities at FVTPL, is calculated based on the present value of future principal and interest cash flows, discounted at the market rate of interest at the reporting date.

5.	Risk Management

(a)	Financial Risk Management

The Group is exposed to credit risk, liquidity risk and market risks. The Group identifies and analyzes such risks, and controls are implemented under a risk management system to monitor and manage these risks at below a threshold level.

(i) Credit risk

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Group’s receivables from customers.

The Group’s exposure to credit risk of trade and other receivables is influenced mainly by the individual characteristics of each customer. However, management considers the demographics of the Group’s customer base, including the default risk of the country in which customers operate, do not have a significant influence on credit risk since the majority of the customers are global electronic appliance manufacturers operating in global markets.

5.	Risk Management, Continued

The Group establishes credit limits for each customer and each new customer is analyzed quantitatively and qualitatively before determining whether to utilize third party guarantees, insurance or factoring as appropriate.

The Group does not establish allowances for receivables under insurance and receivables from customers with a high credit rating. For the rest of the receivables, the Group establishes an allowance for impairment of trade and other receivables that have been individually or collectively evaluated for impairment and estimated on the basis of historical loss experience for assets.

(ii) Liquidity risk

Liquidity risk is the risk that the Group will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Group’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Group’s reputation.

The Group has historically been able to satisfy its cash requirements from cash flows from operations and debt and equity financing. To the extent that the Group does not generate sufficient cash flows from operations to meet its capital requirements, the Group may rely on other financing activities, such as external long-term borrowings and offerings of debt securities, equity-linked and other debt securities. In addition, the Group maintains a line of credit with various banks.

(iii) Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates and equity prices, will affect the Group’s income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return.

5.	Risk Management, Continued

(a)	Financial Risk Management, Continued

(iv) Currency risk

The Group is exposed to currency risk on sales, purchases and borrowings that are denominated in a currency other than the functional currency of the Group, Korean won (KRW). The currencies in which these transactions primarily are denominated are USD, EUR and JPY.

Interest on borrowings is denominated in the currency of the borrowing. Generally, borrowings are denominated in currencies that match the cash flows generated by the underlying operations of the Group, primarily KRW, USD and JPY.

In respect of other monetary assets and liabilities denominated in foreign currencies, the Group ensures that its net exposure is kept to an acceptable level by buying or selling foreign currencies at spot rates when necessary to address short-term imbalances. In consideration of the currency fluctuation, the Group adopts policies to adjust factoring volumes of foreign currency denominated receivables or utilizing usance as a means to settle payables for the purchase of manufacturing facilities.

(v) Interest rate risk

Interest rate risk arises principally from the Group’s debentures and borrowings. The Group establishes and applies its policy to reduce uncertainty arising from fluctuations in the interest rate and to minimize finance cost and manages interest rate risk by monitoring of trends of fluctuations in interest rate and establishing plan for countermeasures.

(b)	Capital Management

Management’s policy is to maintain a capital base so as to maintain investor, creditor and market confidence and to sustain future development of the business. Liabilities to equity ratio, net borrowings to equity ratio and other financial ratios are used by management to achieve an optimal capital structure. Management also monitors the return on capital as well as the level of dividends to ordinary shareholders. Equity, defined by K-IFRS, is identical to the definition of capital, managed by management.

(In millions of won)
		December 31, 2013	December 31, 2012
Total liabilities	￦	10,917,864	14,215,331
Total equity		10,797,420	10,240,180
Cash and deposits in banks (*1)		2,323,409	2,653,753
Borrowings (including bonds)		3,902,779	4,455,857
Total liabilities to equity ratio		101%	139%
Net borrowings to equity ratio (*2)		15%	18%

(*1)	Cash and deposits in banks consists of cash and cash equivalents and deposit in banks.
(*2)	Net borrowings to equity ratio is calculated by dividing total equity with borrowings (including bonds) less cash and deposits in banks.

6.	Cash and Cash Equivalents and Deposits in Banks

Cash and cash equivalents and deposits in banks at the reporting date are as follows:

(In millions of won)
		December 31, 2013	December 31, 2012
Current assets
Cash and cash equivalents
Demand deposits	￦	1,021,870	2,338,661

Deposits in banks
Time deposits	￦	1,231,539	300,092
Restricted cash (*)		70,000	15,000

	￦	1,301,539	315,092

(*)	Restricted cash relates to mutual growth fund to aid LG Group’s second and third-tier suppliers.

7.	Receivables and Other Current Assets

(a)	Trade accounts and notes receivable at the reporting date are as follows:

(In millions of won)
		December 31, 2013	December 31, 2012
Trade, net	￦	2,441,087	2,586,228
Due from related parties		687,539	748,113

	￦	3,128,626	3,334,341

(b)	Other accounts receivable at the reporting date are as follows:

(In millions of won)		December 31, 2013	December 31, 2012
Current assets
Non-trade accounts receivable, net	￦	79,055	189,924
Accrued income		10,482	9,073
Short-term loans		8	10

	￦	89,545	199,007

Due from related parties included in other accounts receivable, as of December 31, 2013 and 2012 are ￦5,005 million and ￦2,536 million, respectively.

(c)	Other assets at the reporting date are as follows:

(In millions of won)		December 31, 2013	December 31, 2012
Current assets
Advance payments	￦	10,854	10,514
Prepaid expenses		50,234	45,058
Value added tax refundable		187,337	260,353
Others		3,557	9,341

	￦	251,982	325,266

Non-current assets
Long-term prepaid expenses	￦	213,682	144,023
Others		3,500	8,287

	￦	217,182	152,310

8.	Inventories

Inventories at the reporting date are as follows:

(In millions of won)		December 31, 2013	December 31, 2012
Finished goods	￦	733,987	1,044,125
Work-in-process		605,718	653,260
Raw materials		261,947	370,653
Supplies		331,589	321,969

	￦	1,933,241	2,390,007

For the years ended December 31, 2013 and 2012, the amount of the inventories recognized as cost of sales and inventory write-downs included in cost of sales is as follows:

(In millions of won)		2013	2012
Inventories recognized as cost of sales	￦	23,524,851	26,424,756
Including: inventory write-downs		211,363	135,720

There were no significant reversals of inventory write-downs recognized during 2013 and 2012.

9.	Other Financial Assets

(a)	Other financial assets at the reporting date are as follows:

(In millions of won)		December 31, 2013	December 31, 2012
Current assets
Deposits	￦	919	3,828

Non-current assets
Guarantee deposits with banks	￦	13	16
Available-for-sale financial assets		16,908	16,136
Deposits		20,520	59,034
Long-term other accounts receivable		8,818	11,246

	￦	46,259	86,432

(b)	Available-for-sale financial assets at the reporting date are as follows:

(In millions of won)		December 31, 2013	December 31, 2012
Non-current assets
Debt securities
Government bonds	￦	2,838	2,838
Equity securities
Intellectual Discovery, Ltd.	￦	2,673	2,673
Siliconworks Co., Ltd.		11,281	10,505
Other		116	120

		14,070	13,298

	￦	16,908	16,136

10.	Investments in Equity Accounted Investees

(a)	Investments in equity accounted investees accounted for under the equity method consist of the following:

(in millions of won)
		Carrying value
Company		December 31, 2013	December 31, 2012
Suzhou Raken Technology Co., Ltd.	￦	134,508	128,751
Guangzhou New Vision Technology Research and Development Limited		—	3,596
Global OLED Technology LLC		31,162	36,164
Paju Electric Glass Co., Ltd.		79,417	82,855
TLI Inc. (*)		5,596	6,961
AVACO Co., Ltd. (*)		8,892	10,964
New Optics Ltd.		34,095	25,064
LIG ADP Co., Ltd.(*)		1,523	1,730
WooRee E&L Co. Ltd (*)		27,273	23,549
Dynamic Solar Design Co., Ltd.		—	69
LB Gemini New Growth Fund No.16		19,483	13,680
Can Yang Investments Limited		11,754	13,856
YAS Co., Ltd.		9,826	9,409
Eralite Optoelectronics (Jiangsu) Co., Ltd.		1,830	3,449
Narenanotech Corporation		25,497	26,448
AVATEC Co., Ltd.(*)		15,680	14,685
Glonix Co., Ltd.		—	928

	￦	406,536	402,158

(*)	Based on quoted market prices at December 31, 2013, the fair values of the investments in TLI Inc., AVACO Co., Ltd., LIG ADP Co., Ltd., WooRee E&L Co.Ltd., and AVATEC Co., Ltd., which are listed companies on the Korea Exchange, are ￦8,051 million, ￦9,644 million, ￦13,875 million, ￦25,840 million, and ￦23,797 million, respectively.

Dividends received from equity accounted investees for the years ended December 31, 2013 and 2012 amounted to ￦14,276 million and ￦204 million, respectively.

10.	Investments in Equity Accounted Investees, Continued

(b)	Summary of financial information as of and for the years ended December 31, 2012 and 2013 of significant joint venture are as follows.

(i) Summary of financial information

•	Suzhou Raken Technology Co., Ltd.

(In millions of won)		December 31, 2013	December 31, 2012
Total assets	￦	624,546	712,451
Current assets		513,044	586,067
Non-current assets		111,502	126,384
Total liabilities		360,146	457,414
Current liabilities		360,146	457,414

(In millions of won)		2013	2012
Revenue	￦	1,789,364	1,967,587
Profit for the year		8,077	11,503
Other comprehensive income (loss)		3,024	(15,508)
Total comprehensive income (loss)		11,101	(4,005)

(ii) Additional financial information

•	Suzhou Raken Technology Co., Ltd.

(In millions of won)		December 31, 2013	December 31, 2012
Cash and cash equivalents	￦	28,165	73,510
Current financial liabilities		—	64,821

(In millions of won)		2013	2012
Depreciation	￦	11,607	15,997
Amortization		619	1,305
Interest income		2,323	3,473
Interest expense		307	812
Income tax expense		2,070	3,785

10.	Investments in Equity Accounted Investees, Continued

(c)	Adjustments from financial information of significant joint ventures to book value of ownership interest as of December 31, 2013 and 2012 are as follows:

(i) As of December 31, 2013

(In millions of won)
Company		Net asset	Ownership interest	Net asset (applying ownership interest)	Intra-group transaction	Book value
Suzhou Raken Technology Co., Ltd.	￦	264,400	51%	134,844	(336)	134,508

(ii) As of December 31, 2012

(In millions of won)
Company		Net asset	Ownership interest	Net asset (applying ownership interest)	Intra-group transaction	Book value
Suzhou Raken Technology Co., Ltd.	￦	255,037	51%	130,069	(1,318)	128,751

(d)	Book value of individually non-significant joint ventures and associates in aggregate is as follows:

(i) As of December 31, 2013

(In millions of won)
		Book value	Net profit (loss) of joint ventures and associates (applying ownership interest)
			Profit (loss) for the year	Other comprehensive loss	Total comprehensive income (loss)
Individually non-significant joint venture	￦	31,162	(4,388)	(554)	(4,942)
Individually non-significant associates		240,866	22,952	(20,773)	2,179

(ii) As of December 31, 2012

(In millions of won)
		Book value	Net profit (loss) of joint ventures and associates (applying ownership interest)
			Profit (loss) for the year	Other comprehensive loss	Total comprehensive income (loss)
Individually non-significant joint venture	￦	39,760	(5,092)	(3,109)	(8,201)
Individually non-significant associates		233,647	44,211	(10,766)	33,445

10.	Investments in Equity Accounted Investees, Continued

(e)	Changes in investments in equity accounted investees for the years ended December 31, 2013 and 2012 are as follows:

(In millions of won)
			2013
Company			January 1	Acquisition/ Disposal	Dividends received	Equity income (loss) on investments	Other comprehensive income (loss)	Other gain (loss)	December 31
Joint venture	Suzhou Raken Technology Co., Ltd.	￦	128,751	11,918	(12,804)	5,101	1,542	—	134,508
	Individually non significant joint venture		39,760	(3,656)	—	(4,388)	(554)	—	31,162
Associates	Individually non significant associates		233,647	5,381	(1,472)	22,952	(20,773)	1,131	240,866

		￦	402,158	13,643	(14,276)	23,665	(19,785)	1,131	406,536

(In millions of won)
			2012
Company			January 1	Acquisition/ Disposal	Dividends received	Equity income (loss) on investments	Other comprehensive income (loss)	Other gain (loss)	December 31
Joint venture	Suzhou Raken Technology Co., Ltd.	￦	133,000	—	—	3,660	(7,909)	—	128,751
Associates	Individually non significant joint venture		47,961	—	—	(5,092)	(3,109)	—	39,760
	Individually non significant associates		204,184	2,661	(204)	44,211	(10,766)	(6,439)	233,647

		￦	385,145	2,661	(204)	42,779	(21,784)	(6,439)	402,158

11.	Property, Plant and Equipment

Changes in property, plant and equipment for the year ended December 31, 2013 are as follows:

(In millions of won)

		Land	Buildings and structures	Machinery and equipment	Furniture and fixtures	Construction -in-progress (*1)	Others	Total
Acquisition cost as of January 1, 2013	￦	440,992	5,546,497	31,490,302	755,948	966,902	256,806	39,457,447
Accumulated depreciation as of January 1, 2013		—	(1,299,436)	(24,228,377)	(624,950)	—	(197,173)	(26,349,936)
Accumulated impairment loss as of January 1, 2013	￦	—	—	—	—	—	—	—

Book value as of January 1, 2013		440,992	4,247,061	7,261,925	130,998	966,902	59,633	13,107,511
Additions		—	—	—	—	2,390,259	—	2,390,259
Depreciation		—	(268,494)	(3,244,953)	(65,210)	—	(19,815)	(3,598,472)
Impairment loss		—	—	(839)	(1)	—	(13)	(853)
Disposals		(3,579)	(8,521)	(18,873)	(478)	—	(406)	(31,857)
Others (*2)		962	82,952	434,039	34,434	(563,453)	11,066	—
Effect of movements in exchange rates		—	(535)	(7,744)	(85)	9,764	(25)	1,375
Subsidy received		—	(1,744)	—	—	(57,885)	—	(59,629)

Book value as of December 31, 2013	￦	438,375	4,050,719	4,423,555	99,658	2,745,587	50,440	11,808,334

Acquisition cost as of December 31, 2013	￦	438,375	5,620,915	31,533,365	785,971	2,745,587	269,320	41,393,533

Accumulated depreciation as of December 31, 2013	￦	—	(1,570,196)	(27,108,971)	(686,312)	—	(218,867)	(29,584,346)

Accumulated impairment loss as of December 31, 2013	￦	—	—	(839)	(1)	—	(13)	(853)

(*1)	As of December 31, 2013, construction-in-progress relates to construction of manufacturing facilities.
(*2)	Others are mainly amounts transferred from construction-in-progress.

11.	Property, Plant and Equipment, Continued

Changes in property, plant and equipment for the year ended December 31, 2012 are as follows:

(In millions of won)
		Land	Buildings and structures	Machinery and equipment	Furniture and fixtures	Construction- in-progress (*1)	Others	Total
Acquisition cost as of January 1, 2012	￦	444,252	4,170,768	28,028,986	720,716	3,494,777	261,526	37,121,025
Accumulated depreciation as of January 1, 2012		—	(1,072,446)	(20,589,295)	(562,715)	—	(196,131)	(22,420,587)

Accumulated impairment loss as of January 1, 2012	￦	—	—	(138)	(3,222)	—	(229)	(3,589)
Book value as of January 1, 2012		444,252	3,098,322	7,439,553	154,779	3,494,777	65,166	14,696,849
Additions		—	—	—	—	2,726,336	—	2,726,336
Depreciation		—	(235,016)	(3,873,305)	(68,643)	—	(19,523)	(4,196,487)
Disposals		(2,787)	(7,010)	(42,127)	(1,085)	—	(3,641)	(56,650)
Others (*2)		(473)	1,420,649	3,762,658	47,981	(5,251,832)	18,615	(2,402)
Effect of movements in exchange rates		—	(28,092)	(22,684)	(2,034)	(2,379)	(984)	(56,173)
Subsidy received		—	(1,792)	(2,170)	—	—	—	(3,962)

Book value as of December 31, 2012	￦	440,992	4,247,061	7,261,925	130,998	966,902	59,633	13,107,511

Acquisition cost as of December 31, 2012	￦	440,992	5,546,497	31,490,302	755,948	966,902	256,806	39,457,447

Accumulated depreciation as of December 31, 2012	￦	—	(1,299,436)	(24,228,377)	(624,950)	—	(197,173)	(26,349,936)

Accumulated impairment loss as of December 31, 2012	￦	—	—	—	—	—	—	—

(*1)	As of December 31, 2012, construction-in-progress relates to construction of plants including their machinery.

(*2)	Others are mainly amounts transferred from construction-in-progress.

The capitalized borrowing costs and capitalization rate for the years ended December 31, 2013 and 2012 are as follows:

(In millions of won)
		2013	2012
Capitalized borrowing costs	￦	26,144	24,612
Capitalization rate		4.56%	3.29%

12.	Intangible Assets

Changes in intangible assets for the year ended December 31, 2013 are as follows:

(In millions of won)
		Intellectual property rights	Software	Member- ships	Develop- ment costs	Construction- in-progress (software)	Customer relation- ships	Tech- nology	Good- will	Others (*2)	Total
Acquisition cost as of January 1, 2013	￦	542,952	470,074	50,233	529,349	2,222	24,011	11,074	23,912	13,077	1,666,904
Accumulated amortization as of January 1, 2013		(456,756)	(311,216)	—	(332,873)	—	(9,164)	(2,958)	—	(11,788)	(1,124,755)
Accumulated impairment loss as of January 1, 2013	￦	—	—	(7,928)	(27,300)	—	—	—	(9,319)	—	(44,547)

Book value as of January 1, 2013		86,196	158,858	42,305	169,176	2,222	14,847	8,116	14,593	1,289	497,602
Additions-internally developed		—	—	—	123,271	—	—	—	—	—	123,271
Other additions		22,996	—	1,248	—	62,709	—	—	—	3	86,956
Amortization (*1)		(15,214)	(87,164)	—	(128,350)	—	(3,427)	(1,107)	—	(784)	(236,046)
Disposals		(285)	—	(1,215)	(854)	—	—	—	—	—	(2,354)
Impairment loss		—	(35)	(1,330)	—	—	—	—	—	—	(1,365)
Transfer from construction-in-progress		—	54,227	—	—	(54,227)	—	—	—	—	—
Effect of movements in exchange rates		—	121	—	—	—	—	—	—	—	121

Book value as of December 31, 2013	￦	93,693	126,007	41,008	163,243	10,704	11,420	7,009	14,593	508	468,185

Acquisition cost as of December 31, 2013	￦	561,400	524,759	50,258	617,355	10,704	24,011	11,074	14,593	13,089	1,827,243

Accumulated amortization as of December 31, 2013	￦	(467,707)	(398,752)	—	(454,112)	—	(12,591)	(4,065)	—	(12,581)	(1,349,808)

Accumulated impairment loss as of December 31, 2013	￦	—	—	(9,250)	—	—	—	—	—	—	(9,250)

(*1)	The Group has classified the amortization as manufacturing overhead costs, selling expenses, administrative expenses and research and development expenses.

(*2)	Others mainly consist of rights to use of electricity and gas supply facilities.

12.	Intangible Assets, Continued

Changes in intangible assets for the year ended December 31, 2012 are as follows:

(In millions of won)
		Intellectual property rights	Software	Member- ships	Develop- ment costs (*3)	Construction- in-progress (software)	Customer relation- ships	Tech- nology	Good- will (*3)	Others (*2)	Total
Acquisition cost as of January 1, 2012	￦	523,873	407,832	50,078	392,473	10,819	24,011	11,074	23,912	13,090	1,457,162
Accumulated amortization as of January 1, 2012		(443,343)	(206,434)	—	(248,262)	—	(5,724)	(1,852)	—	(10,859)	(916,474)
Accumulated impairment loss as of January 1, 2012	￦	—	(1,039)	(4,535)	—	—	—	—	—	—	(5,574)

Book value as of January 1, 2012		80,530	200,359	45,543	144,211	10,819	18,287	9,222	23,912	2,231	535,114
Additions-internally developed		—	—	—	198,225	—	—	—	—	—	198,225
Other additions		19,079	—	155	—	63,219	—	—	—	—	82,453
Amortization (*1)		(13,413)	(110,958)	—	(143,079)	—	(3,440)	(1,106)	—	(929)	(272,925)
Disposals		—	(610)	—	—	—	—	—	—	(94)	(704)
Impairment loss		—	—	(3,393)	(27,300)	—	—	—	(9,319)	—	(40,012)
Transfer from construction-in-progress		—	70,777	—	—	(71,816)	—	—	—	—	(1,039)
Effect of movements in exchange rates		—	(710)	—	(2,881)	—	—	—	—	81	(3,510)

Book value as of December 31, 2012	￦	86,196	158,858	42,305	169,176	2,222	14,847	8,116	14,593	1,289	497,602

Acquisition cost as of December 31, 2012	￦	542,952	470,074	50,233	529,349	2,222	24,011	11,074	23,912	13,077	1,666,904

Accumulated amortization as of December 31, 2012	￦	(456,756)	(311,216)	—	(332,873)	—	(9,164)	(2,958)	—	(11,788)	(1,124,755)

Accumulated impairment loss as of December 31, 2012	￦	—	—	(7,928)	(27,300)	—	—	—	(9,319)	—	(44,547)

(*1)	The Group has classified the amortization as manufacturing overhead costs, selling expenses, administrative expenses and research and development expenses.

(*2)	Others mainly consist of rights to use of electricity and gas supply facilities.

(*3)	During 2012, the Group recognized full impairment loss for the difference between the carrying amount and the recoverable amount (determined based on value in use) of goodwill and in-process research and development because the economic benefit from these assets are estimated to be less than previously expected.

13.	Financial Instruments

(a)	Credit Risk

(i) Exposure to credit risk

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk at the reporting date is as follows:

(In millions of won)
		December 31, 2013	December 31, 2012
Cash and cash equivalents	￦	1,021,870	2,338,661
Deposits in banks		1,301,539	315,092
Trade accounts and notes receivable, net		3,128,626	3,334,341
Other accounts receivable, net		89,545	199,007
Available-for-sale financial assets		2,838	2,838
Other non-current financial assets		8,831	11,262
Deposits		21,439	62,862

	￦	5,574,688	6,264,063

The maximum exposure to credit risk for trade accounts and notes receivable at the reporting date by geographic region was as follows:

(In millions of won)
		December 31, 2013	December 31, 2012
Domestic	￦	264,703	205,454
Euro-zone countries		302,920	415,664
Japan		111,397	79,564
United States		1,048,005	1,392,303
China		784,597	881,018
Taiwan		438,929	166,839
Others		178,075	193,499

	￦	3,128,626	3,334,341

13.	Financial Instruments, Continued

(ii) Impairment loss

The aging of trade accounts and notes receivable at the reporting date was as follows:

(In millions of won)
		December 31, 2013		December 31, 2012
		Book value	Impairment loss	Book value	Impairment loss
Not past due	￦	3,091,184	(317)	3,298,888	(1,007)
Past due 1-15 days		30,005	(8)	18,307	(5)
Past due 16-30 days		7,504	(1)	12,152	(2)
Past due 31-60 days		82	(1)	2,829	(3)
Past due more than 60 days		181	(3)	3,184	(2)

	￦	3,128,956	(330)	3,335,360	(1,019)

The movement in the allowance for impairment in respect of receivables for the years ended December 31, 2013 and 2012 is as follows:

(In millions of won)
		2013	2012
Balance at the beginning of the year	￦	1,019	663
(Reversal of) Bad debt expense		(689)	356

Balance at the end of the year	￦	330	1,019

13.	Financial Instruments, Continued

(b)	Liquidity Risk

(i)	The following are the contractual maturities of financial liabilities, including estimated interest payments, as of December 31, 2013.

(In millions of won)

			Contractual cash flows
		Carrying amount	Total	6 months or less	6-12 months	1-2 years	2-5 years	More than 5 years
Non-derivative financial liabilities
Secured bank loan	￦	26,383	26,666	26,666	—	—	—	—
Unsecured bank loans		1,241,981	1,328,471	62,990	215,284	307,146	741,754	1,297
Unsecured bond issues		2,634,415	2,879,462	356,430	389,800	686,574	1,446,658	—
Trade accounts and notes payables		2,999,522	2,999,522	2,999,522	—	—	—	—
Other accounts payable		1,374,664	1,374,664	1,372,004	2,660	—	—	—
Other non-current liabilities		9,879	10,585	—	—	5,323	5,262	—

	￦	8,286,844	8,619,370	4,817,612	607,744	999,043	2,193,674	1,297

It is not expected that the cash flows included in the maturity analysis could occur significantly earlier, or at significantly different amounts.

13.	Financial Instruments, Continued

(c)	Currency Risk

(i) Exposure to currency risk

The Group’s exposure to foreign currency risk based on notional amounts at the reporting date is as follows:

(In millions)	December 31, 2013
	USD	JPY	CNY	TWD	EUR	PLN	SGD
Cash and cash equivalents	710	1,961	1,108	20	20	38	—
Deposits in banks	—	—	—	—	20	—	—
Trade accounts and notes receivable	2,463	6,410	1,391	6	19	17	—
Other accounts receivable	5	—	160	—	2	—	—
Long-term other accounts receivable	8	—	—	—	—	—	—
Available-for-sale financial assets	—	—	—	3	—	—	—
Other assets denominated in foreign currencies	1	170	20	8	—	—	1
Trade accounts payable	(1,858)	(30,834)	(1,858)	(11)	(15)	—	—
Other accounts payable	(191)	(4,404)	(1,528)	(12)	(34)	(8)	—
Debt	(715)	—	(31)	—	—	—	—

Net exposure	423	(26,697)	(738)	14	12	47	1

13.	Financial Instruments, Continued

(In millions)	December 31, 2012
	USD	JPY	CNY	TWD	EUR	PLN	SGD
Cash and cash equivalents	1,466	7,540	536	2	61	2	—
Trade accounts and notes receivable	2,656	433	1,223	—	95	37	—
Other accounts receivable	66	95	340	—	1	—	—
Available-for-sale financial assets	—	—	—	3	—	—	—
Other assets denominated in foreign currencies	1	178	20	11	—	—	1
Trade accounts payable	(2,234)	(31,162)	(1,847)	(463)	(67)	—	—
Other accounts payable	(109)	(12,948)	(725)	(8)	(38)	(8)	—
Debt	(898)	—	(33)	—	(5)	—	—
Bonds	(349)	—	—	—	—	—	—

Net exposure	599	(35,864)	(486)	(455)	47	31	1

13.	Financial Instruments, Continued

Significant exchange rates applied during the reporting periods are as follows:

(In won)	Average rate		Reporting date spot rate
	2013	2012	December 31, 2013	December 31, 2012
USD	1,094.79	1,126.88	1,055.30	1,071.10
JPY	11.23	14.13	10.05	12.48
CNY	178.06	178.59	174.09	171.88
TWD	36.89	38.11	35.32	36.90
EUR	1,453.39	1,448.63	1,456.26	1,416.26
PLN	346.39	346.41	351.11	348.21
SGD	875.08	901.71	832.75	875.48

(ii) Sensitivity analysis

A weaker won, as indicated below, against the following currencies which comprise the Group’s assets or liabilities denominated in a foreign currency as of December 31, 2013 and 2012, would have increased (decreased) equity and profit or loss by the amounts shown below. This analysis is based on foreign currency exchange rate variances that the Group considers to be reasonably possible as of the end of the reporting period. The analysis assumes that all other variables, in particular interest rates, would remain constant. The changes in equity and profit or loss before tax would have been as follows:

(In millions of won)		December 31, 2013		December 31, 2012
		Equity	Profit or loss	Equity	Profit or loss
USD (5 percent weakening)	￦	15,198	22,224	21,637	32,664
JPY (5 percent weakening)		(11,007)	(7,526)	(17,921)	(13,935)
CNY (5 percent weakening)		(6,267)	(515)	(4,176)	—
TWD (5 percent weakening)		28	(4)	(838)	(5)
EUR (5 percent weakening)		250	1,877	2,491	2,629
PLN (5 percent weakening)		669	494	537	8
SGD (5 percent weakening)		31	—	16	—

A stronger won against the above currencies as of December 31, 2013 and 2012 would have had the equal but opposite effect on the above currencies to the amounts shown above, on the basis that all other variables remain constant.

13.	Financial Instruments, Continued

(d)	Interest Rate Risk

(i) Profile

The interest rate profile of the Group’s interest-bearing financial instruments at the reporting date is as follows:

(In millions of won)
		December 31, 2013	December 31, 2012
Fixed rate instruments
Financial assets	￦	2,326,247	2,656,591
Financial liabilities		(3,156,590)	(3,077,467)

	￦	(830,343)	(420,876)

Variable rate instruments
Financial liabilities	￦	(746,189)	(1,378,390)

(ii) Equity and profit or loss sensitivity analysis for variable rate instruments

For the years ended December 31, 2013 and 2012 a change of 100 basis points in interest rates at the reporting date would have increased (decreased) equity and profit or loss before tax by the amounts shown below for the respective following years. This analysis assumes that all other variables, in particular foreign currency rates, remain constant.

(In millions of won)		Equity		Profit or loss
		1% increase	1% decrease	1% increase	1% decrease
December 31, 2013
Variable rate instruments	￦	(5,656)	5,656	(5,656)	5,656

December 31, 2012
Variable rate instruments	￦	(10,448)	10,448	(10,448)	10,448

13.	Financial Instruments, Continued

(e)	Fair Values

(i) Fair values versus carrying amounts

The fair values of financial assets and liabilities, together with the carrying amounts shown in the consolidated statement of financial position, are as follows:

(In millions of won)		December 31, 2013		December 31, 2012
		Carrying amounts	Fair values	Carrying amounts	Fair values
Assets carried at fair value
Available-for-sale financial assets	￦	14,235	14,235	13,463	13,463
Assets carried at amortized cost
Cash and cash equivalents		1,021,870	1,021,870	2,338,661	2,338,661
Deposits in banks		1,301,539	1,301,539	315,092	315,092
Trade accounts and notes receivable		3,128,626	3,128,626	3,334,341	3,334,341
Other accounts receivable		89,545	89,545	199,007	199,007
Other non-current financial assets		8,831	8,831	11,262	11,262
Deposits		21,439	21,439	62,862	62,862

	￦	5,571,850	5,571,850	6,261,225	6,261,225

Liabilities carried at amortized cost
Secured bank loans	￦	26,383	26,383	53,555	53,555
Unsecured bank loans		1,241,981	1,266,521	1,783,698	1,823,514
Unsecured bond issues		2,634,415	2,689,697	2,618,604	2,677,038
Trade accounts and notes payable		2,999,522	2,999,522	4,147,036	4,147,036
Other accounts payable		1,374,664	1,374,719	2,641,958	2,641,901
Other non-current liabilities		9,879	9,959	30	30

	￦	8,286,844	8,366,801	11,244,881	11,343,074

The basis for determining fair values is disclosed in note 4.

13.	Financial Instruments, Continued

(e)	Fair Values, Continued

(ii) Interest rates used for determining fair value

The significant interest rates applied for determination of the above fair value at the reporting date are as follows:

	December 31, 2013	December 31, 2012
Debentures, loans and borrowings	2.99%	3.69%

(iii) Fair value hierarchy

The table below analyzes financial instruments carried at fair value based on the input variables used in the valuation method to measure fair value of assets and liabilities. The different levels have been defined as follows:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities

•	Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly

•	Level 3: inputs for the asset or liability that are not based on observable market data

Financial instruments carried at fair value as of December 31, 2013 and 2012 are as follows:

(In millions of won)
		Level 1	Level 2	Level 3	Total
December 31, 2013
Assets:
Available-for-sale financial assets	￦	14,235	—	—	14,235

(In millions of won)
		Level 1	Level 2	Level 3	Total
December 31, 2012
Assets:
Available-for-sale financial assets	￦	13,463	—	—	13,463

14.	Financial Liabilities

(a)	Financial liabilities at the reporting date are as follows:

(In millions of won)
		December 31, 2013	December 31, 2012
Current
Short-term borrowings	￦	21,090	35,739
Current portion of long-term debt		886,852	979,533

	￦	907,942	1,015,272

Non-current
Won denominated borrowings	￦	503,968	807,005
Foreign currency denominated borrowings		495,991	589,105
Bonds		1,994,878	2,044,475

	￦	2,994,837	3,440,585

(b)	Short-term borrowings at the reporting date are as follows:

(In millions of won, USD and CNY)
Lender	Annual interest rate as of December 31, 2013 (%)		December 31, 2013	December 31, 2012
Bank of China and others	1.24~6.56	￦	21,000	35,739
Woori Bank	3.00		90	—

Foreign currency equivalent			USD 15	USD 28
			CNY 31	CNY 31

		￦	21,090	35,739

14.	Financial Liabilities, Continued

(c)	Local currency long-term debt at the reporting date is as follows:

(In millions of won)
Lender	Annual interest rate as of December 31, 2013 (%)		December 31, 2013	December 31, 2012
Shinhan Bank and others	3-year Korean Treasury Bond rate less 1.25, 2.75	￦	11,932	16,629
Korea Development Bank and others	4.51~4.96		496,632	845,072
Less current portion of long-term debt			(4,596)	(54,696)

		￦	503,968	807,005

(d)	Foreign currency long-term debt at the reporting date is as follows:

(In millions of won, USD, CNY and EUR)
Lender	Annual interest rate as of December 31, 2013 (%)(*)		December 31, 2013	December 31, 2012
The Export-Import Bank of Korea	—	￦	—	26,777
Kookmin Bank and others	3ML+0.90~2.25, 6ML+1.78		738,710	905,080
China Communication Bank and others	—		—	7,956

Foreign currency equivalent			USD 700	USD 870
			—	CNY 2
			—	EUR 5

Less current portion of long-term debt			(242,719)	(350,708)

		￦	495,991	589,105

(*)	ML represents Month LIBOR (London Inter-Bank Offered Rates).

14.	Financial Liabilities, Continued

(e)	Details of debentures issued and outstanding at the reporting date are as follows:

(In millions of won and USD)
	Maturity	Annual interest rate as of December 31, 2013 (%)		December 31, 2013	December 31, 2012
Won denominated bonds(*)
Publicly issued bonds	April 2014~ November 2018	2.90~5.89	￦	2,640,000	2,250,000
Less discount on bonds				(5,585)	(5,579)
Less current portion				(639,537)	(199,946)

			￦	1,994,878	2,044,475

Bonds denominated in currencies other than won
Floating-rate bonds	—	—		—	374,885

Foreign currency equivalent				—	USD 350

Less discount on bonds				—	(702)
Less current portion				—	(374,183)

			￦	—	—

			￦	1,994,878	2,044,475

(*)	Principal of the local currency debentures is to be repaid at maturity and interests are paid quarterly in arrears.

15.	The Nature of Expenses and Others

The classification of expenses by nature for the years ended December 31, 2013 and 2012 are as follows:

(In millions of won)
		2013	2012
Changes in inventories	￦	456,766	(72,637)
Purchases of raw materials, merchandise and others		14,293,048	17,845,211
Depreciation and amortization		3,834,518	4,469,412
Outsourcing fees		736,744	345,362
Labor cost		2,618,910	2,500,320
Supplies and others		1,025,938	883,155
Utility		730,174	675,851
Fees and commissions		465,902	443,998
Shipping costs		271,570	428,762
Advertising		144,847	104,114
After-sale service expenses		116,766	106,391
Taxes and dues		75,983	65,068
Travel		59,946	52,686
Others		1,319,329	1,188,367

(*)	￦	26,150,441	29,036,060

(*)	Total expenses consist of cost of sales, selling, administrative, research and development expenses and other non-operating expenses, excluding foreign exchange differences.

For the year ended December 31, 2013, other non-operating income and other non-operating expenses contained exchange differences amounting to ￦1,068,646 million and ￦987,868 million, respectively (for the year ended December 31, 2012: ￦1,228,847 million and ￦1,095,280 million, respectively) (note 25).

The expenses for the year ended December 31, 2012 were reclassified to conform to the classification for the year ended December 31, 2013.

16.	Selling and Administrative Expenses

Details of selling and administrative expenses for the years ended December 31, 2013 and 2012 are as follows:

(In millions of won)
		2013	2012
Salaries	￦	232,362	224,019
Expenses related to defined benefit plan		22,037	20,282
Other employee benefits		70,254	56,967
Shipping costs		215,017	349,691
Fees and commissions		197,237	190,207
Depreciation		96,115	112,890
Taxes and dues		33,998	28,444
Advertising		144,847	104,114
After-sale service		116,766	106,391
Rent		23,299	25,829
Insurance		11,887	11,197
Travel		22,564	20,518
Training		12,080	12,856
Others		50,680	44,028

	￦	1,249,143	1,307,433

17.	Employee Benefits

The Controlling Company and certain subsidiaries’ defined benefit plans provide a lump-sum payment to an employee based on final salary rates and length of service at the time the employee leaves the Controlling Company.

The defined benefit plans expose the Group actuarial risks, such as the risk associated with expected periods of service, interest rate risk, market (investment) risk, and others with the defined benefit plan.

(a)	Recognized liabilities for defined benefit obligations at the reporting date are as follows:

(In millions of won)
		December 31, 2013	December 31, 2012
Present value of partially funded defined benefit obligations	￦	807,738	672,370
Fair value of plan assets		(488,651)	(491,730)

	￦	319,087	180,640

(b)	Changes in the present value of the defined benefit obligations for the years ended December 31, 2013 and 2012 are as follows:

(In millions of won)
		2013	2012
Opening defined benefit obligations	￦	672,370	486,891
Current service cost		149,979	130,160
Interest cost		26,019	22,909
Remeasurements (before tax)		(1,373)	75,921
Benefit payments		(41,264)	(40,913)
Transfers from related parties		2,007	(2,598)

Closing defined benefit obligations	￦	807,738	672,370

Weighted average remaining maturity of defined benefit obligations as of December 31, 2013, and 2012 are 13.4 years and 13.8 years, respectively.

(c)	Changes in fair value of plan assets for the years ended December 31, 2013 and 2012 are as follows:

(In millions of won)
		2013	2012
Opening fair value of plan assets	￦	491,730	340,253
Interest income		16,545	14,190
Remeasurements (before tax)		6	199
Contributions by employer directly to plan assets		15,000	160,000
Benefit payments		(34,630)	(22,912)

Closing fair value of plan assets	￦	488,651	491,730

17.	Employee Benefits, Continued

(d)	Plan assets at the reporting date are as follows:

(In millions of won)
		December 31, 2013	December 31, 2012
Guaranteed deposits in banks	￦	488,651	491,730

As of December 31, 2013, the Controlling Company maintains the plan assets with Mirae Asset Securities Co., Ltd., Shinhan Bank, etc.

The Controlling Company’s estimated contribution to the plan assets for the year ending December 31, 2014 is ￦111,829 under the assumption that the Controlling Company continues to maintain the plan assets at 70% of the amount payable if all the employees of the Controlling Company would leave the Controlling Company on December 31, 2014.

(e)	Expenses recognized in profit or loss for the years ended December 31, 2013 and 2012 are as follows:

(In millions of won)		2013	2012
Current service cost	￦	149,979	130,160
Net interest cost		9,474	8,719

	￦	159,453	138,879

Expenses are recognized in the following line items in the consolidated statements of comprehensive income:

(In millions of won)		2013	2012
Cost of sales	￦	126,716	108,801
Selling expenses		10,478	10,087
Administrative expenses		11,559	10,195
Research and development expenses		10,700	9,796

	￦	159,453	138,879

(f)	Remeasurements of defined benefit liability (asset) included in other comprehensive income for the years ended December 31, 2013 and 2012 are as follows:

(In millions of won)		2013	2012
Balance at January 1	￦	(86,524)	(28,950)
Remeasurements
Actuarial profit or loss arising from:
Experience adjustment		(33,447)	(34,372)
Demographic assumptions		(3,791)	(19,939)
Financial assumptions		38,611	(21,610)
Return on plan assets		6	199
Share of associates regarding remeasurements		(381)	(177)

		998	(75,899)

Income tax		(334)	18,325

Balance at December 31	￦	(85,860)	(86,524)

17.	Employee Benefits, Continued

(g)	Principal actuarial assumptions at the reporting date (expressed as weighted averages) are as follows:

	December 31, 2013	December 31, 2012
Expected rate of salary increase	5.1%	5.1%
Discount rate for defined benefit obligations	4.4%	4.0%

Assumptions regarding future mortality are based on published statistics and mortality tables. The current mortality underlying the values of the liabilities in the defined benefit plans are as follows:

		December 31, 2013	December 31, 2012
Twenties	Males	0.01%	0.01%
	Females	0.00%	0.00%
Thirties	Males	0.01%	0.02%
	Females	0.01%	0.01%
Forties	Males	0.03%	0.04%
	Females	0.01%	0.02%
Fifties	Males	0.06%	0.08%
	Females	0.03%	0.04%

(h)	Reasonably possible changes to respective relevant actuarial assumptions would have affected the defined benefit obligations by the amounts as of December 31, 2013 are as follows:

		Defined benefit obligation
		1% increase	1% decrease
Discount rate for defined benefit obligations	￦	(93,695)	113,664
Expected rate of salary increase		111,877	(94,103)

18.	Provisions and Other Liabilities

Changes in provisions for the year ended December 31, 2013 are as follows:

(In millions of won)
		Litigations and claims (*1)	Warranties (*2)	Others	Total
Balance of January 1, 2013		200,589	55,384	1,526	257,499
Additions		234,944	98,981	317	334,242
Usage and reclassification	￦	(278,976)	(107,029)	—	(386,005)

Balance at December 31, 2013		156,557	47,336	1,843	205,736

There of current		156,557	42,331	1,843	200,731
There of non-current		—	5,005	—	5,005

(*1)	The Group expects that the provision for litigation and claims will be utilized in the next year.
(*2)	The provision for warranties covers defective products and is normally applicable for eighteen months from the date of purchase. The warranty liability is calculated by using historical and anticipated rates of warranty claims, and costs per claim to satisfy the Group’s warranty obligation.

Other liabilities at the reporting date are as follows:

(In millions of won)
		December 31, 2013	December 31, 2012
Current liabilities
Withholdings	￦	26,865	22,929
Unearned revenues		4,732	4,732

	￦	31,597	27,661

Non-current liabilities
Long-term accrued expenses	￦	335,447	319,499
Long-term other accounts payable		39,559	30
Long-term unearned revenues		7,494	12,226

	￦	382,500	331,755

19.	Commitments

Factoring and securitization of accounts receivable

The Controlling Company has agreements with Korea Development Bank and several other banks for accounts receivable sales negotiating facilities of up to an aggregate of USD 1,713 million (￦1,808,235 million) and JPY 5,000 million (￦50,233 million) in connection with the Controlling Company’s export sales transactions with its subsidiaries. As of December 31, 2013, no short-term borrowings were outstanding in connection with these agreements. In connection with all of the contracts in this paragraph, the Controlling Company has sold its accounts receivable with recourse.

The Controlling Company and oversea subsidiaries entered into agreements with financial institutions for accounts receivables sales negotiating facilities. Respective maximum amount of accounts receivables sales and the amount of sold accounts receivables before maturity by contract are as follows:

(In millions of USD and KRW)	Financial institutions	Maximum		Not yet due
		Contractual amount	KRW equivalent	Amount	KRW equivalent
Controlling Company	Shinhan Bank	KRW 100,000	100,000	—	—
	Standard Chartered Bank	USD 73	77,037	—	—
Subsidiaries
LG Display Singapore Pte. Ltd.	Standard Chartered Bank	USD 250	263,825	USD 184	193,895
	Citibank	USD 100	105,530	—	—
LG Display Taiwan Co., Ltd.	Taishin International Bank	USD 1,006	1,061,632	USD 65	68,588
	BNP Paribas	USD 65	68,595	—	—
	Chinatrust Commercial Bank	USD 160	168,848	USD 77	81,216
	Citibank	USD 222	234,277	USD 30	31,901
	Standard Chartered Bank	USD 280	295,484	USD 69	73,071
	Sumitomo Mitsui Banking Corporation	USD 100	105,530	USD 20	20,808
LG Display Shanghai Co., Ltd.	BNP Paribas	USD 130	137,189	USD 76	79,820
	Hongkong & Shanghai Banking Corp.	USD 200	211,060	USD 55	58,335
	Standard Chartered Bank	USD 50	52,765	—	—
	Bank of China Ltd.	Not applicable		USD 27	28,565
LG Display Shenzhen Co., Ltd.	Bank of China Ltd.	Not applicable		—	—
	Bank of Communications Co. Ltd.	Not applicable		—	—
	Standard Chartered Bank	Not applicable		USD 23	24,461

19.	Commitments, Continued

Factoring and securitization of accounts receivable, Continued

(In millions of USD and KRW)	Financial institutions	Maximum		Not yet due
		Contractual amount	KRW equivalent	Amount	KRW equivalent
LG Display Germany GmbH	Citibank	USD 307	323,977	USD 130	137,256
	Commerzbank AG, etc.	Not applicable		USD 24	24,968
LG Display America, Inc.	Australia and New Zealand Banking Group Limited	USD 80	84,424	—	—
	Standard Chartered Bank	USD 50	52,765	—	—
	Citibank	USD 200	211,060	USD 200	210,836
	Sumitomo Mitsui Banking Corporation	USD 180	189,954	USD 64	67,190
LG Display Japan Co., Ltd.	Sumitomo Mitsui Banking Corporation	USD 90	94,977	USD 4	4,255

		USD 3,470	3,661,892	USD 1,048	1,105,165

		USD 3,543	3,838,929	USD 1,048	1,105,165

		KRW 100,000		—

In connection with all of the contracts in the above table, the Controlling Company has sold its accounts receivable without recourse.

Letters of credit

As of December 31, 2013, the Controlling Company has agreements in relation to the opening of letters of credit up to USD 15 million (￦15,830 million) with Korea Exchange Bank, USD 15 million (￦15,830 million) with China Construction Bank, JPY 1,000 million (￦10,047 million) with Woori Bank, USD 100 million (￦105,330 million) with Bank of China, USD 60 million (￦63,318 million) with Sumitomo Mitsui Banking Corporation, USD 30 million (￦31,659 million) with Hana Bank and USD 30 million (￦31,659 million) with Shinhan Bank.

Payment guarantees

The Controlling Company obtained payment guarantees amounting to USD 8.5 million (￦8,970 million) and EUR 215 million (￦313,096 million) from Royal Bank of Scotland and other various banks for a number of occasions including value added tax payments in Poland.

LG Display Japan Co., Ltd. and other subsidiaries are provided with payment guarantees from the Bank of Tokyo-Mitsubishi UFJ and other various banks amounting to USD 7 million (￦7,387 million), JPY 700 million (￦7,033 million), CNY 880 million (￦153,199 million), TWD 10 million (￦353 million) and PLN 0.2 million (￦70 million), respectively, for their local tax payments.

19.	Commitments, Continued

Credit facility agreements

LG Display Japan Co., Ltd. and other subsidiaries have entered into short-term credit facility agreements of up to USD 60 million (￦63,318 million) and JPY 8,000 million (￦80,373 million) in total, with Mizuho Corporate Bank and other various banks.

License agreements

As of December 31, 2013, in relation to its TFT-LCD business, the Group has technical license agreements with Hitachi Display, Ltd. and others and has a trademark license agreement with LG Corp.

Long-term supply agreement

In connection with long-term supply agreements, as of December 31, 2013, the Controlling Company’s balance of advances received from a customer amount to USD 980 million (￦1,034, 194 million) in aggregate. The advances received will be offset against outstanding accounts receivable balances after a given period of time, as well as those arising from the supply of products thereafter. The Controlling Company received a payment guarantee amounting to USD 200 million (￦211,060 million) from the Industrial Bank of Korea relating to advances received.

Pledged Assets

Regarding the secured bank loan amounting to USD 25 million (￦26,383 million) from the Export-Import Bank of Korea, the Controlling Company provided part of its OLED machinery as pledged assets.

20.	Contingencies

Anvik Corporation’s lawsuit for infringement of patent

In 2007, Anvik Corporation filed a patent infringement case against the Controlling Company, along with other LCD manufacturing companies in the United States District Court for the Southern District of New York (“SDNY district court”), in connection with the usage of photo-masking equipment manufactured by Nikon Corporation. The court granted Nikon Corporation’s motion for summary judgment of invalidity of the patents-in-suit and entered a judgment in favor of Nikon Corporation, the Controlling Company and LG Display America, Inc. and other TFT-LCD manufacturing companies, dismissing the case in April 2012. In April 2012, Anvik Corporation appealed the court’s decision to the United States Court of Appeals for the Federal Circuit (“CAFC”). In March 2013, the CAFC has reversed the SDNY district court’s summary judgment ruling and remanded the case back to the district court for further proceedings. However, the Controlling Company and Anvik Corporation amicably settled with no payment and the charge was dropped in January 2014.

Industrial Technology Research Institute of Taiwan’s action for patent infringement

In 2012, the United States International Trade Commission (“USITC”) granted a motion by Industrial Technology Research Institute of Taiwan (“ITRI”) to add the Controlling Company and LG Display America, Inc. as additional respondents in an investigation under Section 337 of the United States Tariff Act (In the Matter of Certain Devices for Improving Uniformity Used in a Backlight Module and Components Thereof and Products Containing the Same, Investigation No. 337-TA-805). ITRI is seeking an exclusion order which prohibits the importation of televisions and monitors incorporating the Controlling Company’s products into the United States for alleged patent infringement. On October 22, 2012, USITC issued a Notice of Initial Determination finding that the Controlling Company and LG Display America, Inc. did not infringe the asserted patent of ITRI. On May 17, 2013, USITC issued a final determination finding that the patent was invalid and the Controlling Company and LG Display America, Inc. had not infringed ITRI’s patents. Meanwhile, ITRI appealed to the CFAC.

20.	Contingencies, Continued

Patent Infringement Litigations and Invalidity Proceedings Between the Controlling Company and Samsung Display Co., Ltd. and Samsung Electronics Co., Ltd.

In September 2012, the Controlling Company filed a complaint in the Seoul Central District Court against Samsung Display Co., Ltd. (“SSD”) and Samsung Electronics Co., Ltd. (“SSE”) claiming infringement of seven patents related to OLED display technology and relevant manufacturing methods and seeking monetary compensation. In December 2012, SSD filed a complaint in the Seoul Central District Court against the Controlling Company and LG Electronics Co., Ltd. (“LGE”) claiming infringement of seven patents related to LCD technology and seeking monetary compensation. Each party respectively responded by requesting for an invalidity proceeding over such LCD patents in the Korean Intellectual Property Tribunal. For the amicable settlement, the settlement proceeded under the arbitration of the Korean government and, on September 23, 2013, the Controlling Company and Samsung Display withdrew the entire patent infringement litigations and invalidity proceedings and agreed to seek patent cooperation measures through conversation.

Patent Infringement Litigations Between the Group and Delaware Display Group LLC and Innovative Display Technologies LLC

In December 2013, Delaware Display Group LLC and Innovative Display Technologies LLC filed a patent infringement case against the Controlling Company in the United States District Court for the District of Delaware. As of December 31, 2013, the Controlling Company could not reasonably estimate the outcome of the case.

Request for arbitration of Arkema France and its subsidiary regarding termination of a contract with the Controlling Company

In October 2012, Arkema France (“Arkema”) and its subsidiary filed a request for arbitration in the International Court of Arbitration of the International Chamber of Commerce regarding termination of a contract with the Controlling Company. The Controlling Company is currently defending against Arkema’s claims.

Anti-trust investigations and litigations

In December 2006, the Controlling Company received notices of investigation by the Korea Fair Trade Commission, the Japan Fair Trade Commission, the U.S. Department of Justice, and the European Commission with respect to possible anti-competitive activities in the TFT-LCD industry. The Controlling Company subsequently received similar notices from the Canadian Bureau of Competition Policy, the Federal Competition Commission of Mexico, the Secretariat of Economic Law of Brazil and the Taiwan Fair Trade Commission.

20.	Contingencies, Continued

In November 2008, the Controlling Company executed an agreement with the U.S. Department of Justice (“DOJ”) whereby the Controlling Company and its U.S. subsidiary, LG Display America, Inc. (“LGDUS”), pleaded guilty to a Sherman Antitrust Act violation and agreed to pay a single total fine of USD 400 million.

In December 2008, the U.S. District Court for the Northern District of California accepted the terms of the plea agreement and entered a judgment against the Controlling Company and LGDUS and ordered the payment of USD 400 million. The agreement resolved all federal criminal charges against the Controlling Company and LGDUS in the United States in connection with this matter. In December 2010, the European Commission (“the EC”) issued a decision finding that the Controlling Company engaged in anti-competitive activities in the LCD industry in violation of European competition laws and imposed a fine of EUR 215 million. In February 2011, the Controlling Company filed with the European Union General Court an application for partial annulment and reduction of the fine imposed by the EC. To date the European Union General Court has not ruled on the Controlling Company’s application. In November 2011, the Controlling Company received an additional Request for Information from the EC relating to the alleged anti-competitive activities in the LCD industry and is responding to the request. In November 2009, the Taiwan Fair Trade Commission terminated its investigation without any finding of violations or levying of fines. Also, in February 2012, the Competition Bureau of Canada terminated its investigation against the Controlling Company without any finding of violations or levying of fines. To date no decision has been issued by the Japan Fair Trade Commission, and we believe the statutory time period by which the Commission was required to have issued a decision has already lapsed. To date investigations by the Federal Competition Commission of Mexico and the Secretariat of Economic Law of Brazil are ongoing.

In August 2011, the Korea Fair Trade Commission issued an Examination Report finding that the Controlling Company engaged in anti-competitive activities in violation of Korean fair trade laws and a hearing was held in October 2011. In December 2011, the Korea Fair Trade Commission imposed a fine on the Controlling Company and certain of its subsidiaries of approximately ￦31,378 million, and the Controlling Company filed an appeal of the decision with the Seoul High Court in December 2011. In February 2014, the Seoul High Court annulled the fining decision of the Korea Fair Trade Commission.

Subsequent to the commencement of the DOJ investigation, a number of class action complaints were filed against the Controlling Company and other TFT-LCD panel manufacturers in the U.S. and Canada alleging violation of respective antitrust laws and related laws. The class action lawsuits in the U.S. were transferred to the Northern District of California for pretrial proceedings (“MDL Proceedings”). In March 2010, the court certified the class action complaints filed by direct purchasers and indirect purchasers. Seventy-eight entities (including groups of affiliated entities) submitted requests for exclusion from the direct purchaser class. The time period for submitting requests for exclusion from the indirect purchaser class expired on April 13, 2012 and ten entities (including groups and affiliated entities) submitted requests for exclusion from the indirect purchaser class. In addition, since 2010, the attorneys general of Arkansas, California, Florida, Illinois, Michigan, Mississippi, Missouri, New York, Oklahoma, Oregon, South Carolina, Washington, West Virginia and Wisconsin filed complaints against the Controlling Company, alleging similar antitrust violations as alleged in the MDL Proceedings. In June 2011, the Controlling Company reached a settlement with the direct purchaser class, which the federal district court approved in December 2011. In July 2012, the Controlling Company reached a settlement with the indirect purchaser class and with the state attorneys general of Arkansas, California, Florida, Michigan, Missouri, New York, West Virginia, and Wisconsin, which was approved by the federal district court in April 2013. In March 2013, the Oklahoma attorney general dismissed its action as to the Controlling Company pursuant to a settlement agreement.

20.	Contingencies, Continued

Apart from the direct and indirect purchaser class actions, individual plaintiffs filed complaints in various state or federal courts in the United States alleging violation of the respective antitrust laws and related laws by various LCD panel manufacturers. To date the Controlling Company is defending against twenty one Direct Action Plaintiffs including Motorola Mobility, Inc., Electrograph Technologies Corp. and its affiliates, TracFone Wireless Inc., Costco Wholesale Corp., Office Depot, Inc., Interbond Corp. of America (BrandsMart), P.C. Richard & Son Long Island Corp., MARTA Cooperative of America, Inc., ABC Appliance (ABC Warehouse), Schultze Agency Services, LLC (Tweeter), AASI Creditor Liquidating Trust for All American Semiconductor Inc., Tech Data Corp. and its affiliate, CompuCom Systems, Inc., NECO Alliance LLC, Proview Technology, Inc. and its affiliates, Acer America Corp. and its affiliates, and the attorneys general of Illinois, Washington, Oregon, South Carolina, and Mississippi.

In Canada, the Ontario Superior Court of Justice certified the class action complaints filed by the direct and indirect purchasers in May 2011. The Controlling Company is pursuing an appeal of the decision as well as defending the on-going class actions in Quebec and British Columbia.

In Israel, the class action complaints were filed in the Central District Court in December 2013. The Controlling Company is in the preparation of the response.

While the Group continues its vigorous defense of the various pending proceedings described above, there is a possibility that one or more proceedings may result in an unfavorable outcome to the Group. For certain cases described above, management is not able to estimate the potential loss if the final outcome of the cases is unfavorable to the Group as the cases are in early stage and management does not have sufficient information to estimate the amount of possible loss. Otherwise the Group has established provisions with respect to certain of the contingencies, considering factors such as the nature of the litigation, claim, or assessment, the progress of the case and the opinions or views of legal counsel and other advisers. These estimates have been based on our assessment of the facts and circumstances and are subject to change materially based upon new information, intervening events and the final outcome of the cases.

The Decision of the Supreme Court of Korea in Ordinary Wages

In December 2013, the Supreme Court of Korea ruled that all fixed payments such as bonuses and allowances that have been uniformly provided to employees on a regular basis must now be included when calculating the employee’s ordinary wage. Accordingly, if regular bonuses are included in ordinary wages, it may impact the amount of overtime payment, allowance for night work and others. Even though the employees could retrospectively claim for the payments for the past based on ordinary wages including regular bonuses in accordance with the Supreme Court’s decision, employees’ claim for underpayment could not be accepted if the principles of good faith are applied. The Supreme Court expressly noted that if an employer is able to prove that there is an agreement of the wage system between the employer and the labor union stipulating that the regular bonuses are excluded from ordinary wage, and that paying employees for the past due to employees’ claim for the invalidity of the agreement will cause a substantial detriment to the management or major threat to the existence of the Controlling Company due to unexpected financial burden as a result of having to pay employees, employees’ retrospective claim for underpayment could not be accepted. For the Controlling Company, prior to the ruling, there was an agreement of the wage system between the employer and the labor union stipulating that the regular bonuses are excluded from ordinary wage and the management believes that paying employees for the past based on ordinary wages including regular bonuses will cause a substantial detriment to the Controlling Company due to unexpected financial burden to the Controlling Company. Accordingly, as of December 31, 2013, as a result of the decision of the Supreme Court of Korea, the Controlling Company believes that the possibility of an outflow of economic benefit is remote.

21.	Capital and Reserves

(a)	Share capital

The Controlling Company is authorized to issue 500,000,000 shares of capital stock (par value ￦5,000), and as of December 30, 2013 and December 31, 2012, the number of issued common shares is 357,815,700. There have been no changes in the capital stock from January 1, 2012 to December 31, 2013.

(b)	Reserves

Reserves consist mainly of the following:

Translation reserve

The translation reserve comprises all foreign currency differences arising from the translation of the financial statements of foreign operations.

Fair value reserve

The fair value reserve comprises the cumulative net change in the fair value of available-for-sale financial assets until the investments are derecognized or impaired.

22.	Related Parties

(a)	Related parties

Related parties for the year ended December 31, 2013 are as follows:

Description
Associates and joint ventures(*)	Suzhou Raken Technology Co., Ltd. and others
Subsidiaries of Associates	ADP System Co., Ltd. and others
Entity that has significant influence over the Controlling Company	LG Electronics Inc.
Subsidiaries of the entity that has significant influence over the Controlling Company	Subsidiaries of LG Electronics Inc.

(*)	Details of associates and joint ventures are described in note 1 and 10.

Related parties other than associates and joint ventures that have transactions such as sales or balance of trade accounts and notes receivable and payable with the Controlling Company for the years ended December 31, 2013 and 2012 are as follows:

	December 31, 2013	December 31, 2012
	ADP System Co., Ltd.	ADP System Co., Ltd.

Subsidiaries of associates	Shinbo Electric Co., Ltd.	Shinbo Electric Co., Ltd.

	AVATEC Electronics Yantai Co., Ltd.	AVATEC Electronics Yantai Co., Ltd.

Entity that has significant influence over the Controlling Company	LG Electronics Inc.	LG Electronics Inc.

Subsidiaries of the entity that has significant influence over the Controlling Company	Hi Business Logistics Co., Ltd.	Hi Business Logistics Co., Ltd.
	Hiplaza Co., Ltd.	Hi Entech Co., Ltd.
	Hi Entech Co., Ltd.	LG Hitachi Water Solutions Co., Ltd.
	LG Hitachi Water Solutions Co., Ltd.	LG Innotek Co., Ltd.
	LG Innotek Co., Ltd.	Hanuri Co., Ltd.
	Hanuri Co., Ltd.	Qingdao LG Inspur Digital Communication Co., Ltd.
	Qingdao LG Inspur Digital Communication Co., Ltd.	LG Innotek Poland Sp. z o.o.
	LG Innotek Poland Sp. z o.o.	LG Innotek (Guangzhou) Co., Ltd.
	LG Innotek (Guangzhou) Co., Ltd.	LG Electronics Wroclaw Sp. z o.o.
	LG Electronics Wroclaw Sp. z o.o.	LG Electronics Vietnam Co., Ltd.
	LG Electronics Vietnam Co., Ltd.	LG Electronics Reynosa, S.A. DE C.V.
	LG Electronics Reynosa, S.A. DE C.V.	LG Electronics Thailand Co., Ltd.
	LG Electronics Thailand Co., Ltd.	LG Electronics Taiwan Taipei Co., Ltd.
	LG Electronics Taiwan Taipei Co., Ltd.	LG Electronics Shenyang Inc.

22.	Related Parties, Continued

December 31, 2013	December 31, 2012
LG Electronics Shenyang Inc.	LG Electronics RUS, LLC
LG Electronics RUS, LLC	LG Electronics Nanjing Display Co., Ltd.
LG Electronics Nanjing Display Co., Ltd.	LG Electronics Mlawa Sp. z o.o.
LG Electronics Mlawa Sp. z o.o.	LG Electronics Mexicali, S.A. DE C.V.
LG Electronics Mexicali, S.A. DE C.V.	LG Electronics India Pvt. Ltd.
LG Electronics India Pvt. Ltd.	LG Electronics do Brasil Ltda.
LG Electronics do Brasil Ltda.	LG Electronics (Hangzhou) Co., Ltd.
LG Electronics Air-Conditioning (Shandong) Co.,Ltd.	Inspur LG Digital Mobile Communications Co., Ltd.
LG Electronics (Kunshan) Computer Co., Ltd.	Hi Logistics Europe B.V.
LG Electronics (Hangzhou) Co., Ltd.	Hi Logistics (China) Co., Ltd.
Inspur LG Digital Mobile Communications Co., Ltd.
Hi Logistics Europe B.V.
Hi Logistics (China) Co., Ltd.

22.	Related Parties, Continued

(b)	Key management personnel compensation

Compensation costs of key management for the years ended December 31, 2013 and 2012 are as follows:

(In millions of won)
		2013	2012
Short-term benefits	￦	2,591	1,567
Expenses related to the defined benefit plan		1,139	173

	￦	3,730	1,740

Key management refers to the registered directors who have significant control and responsibilities over the Controlling Company’s operations and business.

(c)	Significant transactions such as sales of goods and purchases of raw material and outsourcing service and others, which occurred in the normal course of business with related parties for the years ended December 31, 2013 and 2012 are as follows:

(In millions of won)		2013
		Sales and others	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Others
Joint Venture
Suzhou Raken Technology Co., Ltd.	￦	493,701	—	—	166,571	2

Associates and their subsidiaries
New Optics LTD.	￦	—	76,929	—	2,470	6,315
LIG ADP Co., Ltd.		—	666	8,743	—	3,102
TLI Inc.		—	58,881	—	—	1,473
AVACO Co., Ltd.		—	665	45,067	—	4,762
AVATEC Co., Ltd.		292	23	—	61,738	3,897
AVATEC Electronics Yantai Co., Ltd.		—	—	—	—	265

Paju Electric Glass Co., Ltd.		—	734,714	—	—	4,713
LB Gemini New Growth Fund No. 16		880	—	—	—	—
Shinbo Electric Co., Ltd.		11,931	730,010	—	—	64,081
Narenanotech Corporation		300	328	2,061	—	412
Glonix Co., Ltd		—	5,209	—	—	115
ADP System Co., Ltd.		—	924	1,524	—	692
YAS Co., Ltd.		—	1,941	82,483	—	855

	￦	13,403	1,610,290	139,878	64,208	90,682

22.	Related Parties, Continued

(In millions of won)		2013
		Sales and others	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Others
Entity that has significant influence over the Controlling Company
LG Electronics Inc.	￦	1,971,781	39,237	208,531	—	38,450

Subsidiaries of the entity that has significant influence over the Controlling Company
LG Electronics India Pvt. Ltd.	￦	108,084	—	—	—	77
LG Electronics Vietnam Co., Ltd.		42,366	—	—	—	—
LG Electronics Thailand Co., Ltd.		69,674	—	—	—	—
LG Electronics Nanjing Display Co., Ltd.		437,771	—	—	—	—
LG Electronics RUS, LLC		632,009	—	—	—	—
LG Electronics do Brasil Ltda.		308,432	—	—	—	—
Hi Business Logistics Co., Ltd.		41	—	—	—	30,611
Hi Logistics Europe B.V.		—	—	—	—	5,488
LG Innotek Co., Ltd.		6,139	448,794	—	—	5,109
LG Innotek Poland Sp. z o.o.		—	6,442	—	—	161
LG Innotek (Guangzhou) Co., Ltd.		—	5,937	—	—	151

LG Hitachi Water Solutions Co., Ltd.		—	—	29,344	—	406
Qingdao LG Inspur Digital Communication Co., Ltd.		32,585	—	—	—	—
Inspur LG Digital Mobile Communications Co., Ltd.		59,715	—	—	—	—
LG Electronics Mexicali, S.A. DE C.V.		289,670	—	—	—	—
LG Electronics Mlawa Sp. z o.o.		365,054	—	—	—	—
LG Electronics Shenyang Inc.		156,577	—	—	—	—
LG Electronics Taiwan Taipei Co., Ltd.		34,139	—	—	—	—
LG Electronics Reynosa, S.A. DE C.V.		795,326	—	—	—	300
LG Electronics Wroclaw Sp. z o.o.		872,763	—	—	—	104
Others		132	2,229	—	—	3,703
	￦	4,210,477	463,402	29,344	—	46,110

	￦	6,689,362	2,112,929	377,753	230,779	175,244

22.	Related Parties, Continued

(In millions of won)		2012
		Sales and others	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Others
Joint Venture
Suzhou Raken Technology Co., Ltd.	￦	663,297	—	—	147,880	24

Associates and its subsidiaries
New Optics LTD.	￦	8	164,152	—	—	6,426
LIG ADP Co., Ltd.		—	2,165	25,607	—	2,691
TLI Inc.		—	54,829	—	—	843
AVACO Co., Ltd.		204	719	88,510	—	4,993
AVATEC Co., Ltd.		—	—	—	7,580	2,529
AVATEC Electronics Yantai Co., Ltd.		—	—	—	—	4,704
Paju Electric Glass Co., Ltd.		—	1,052,850	—	—	6,667
Shinbo Electric Co., Ltd.		7,184	1,039,740	—	—	3
Narenanotech Corporation		—	358	39,027	—	12,624
Glonix Co., Ltd.		—	525	—	—	3,149
ADP System Co., Ltd.		—	454	9	—	179
YAS Co., Ltd.		—	—	28	—	102

	￦	7,396	2,315,792	153,181	7,580	44,910

Entity that has significant influence over the Controlling Company
LG Electronics Inc.	￦	1,622,289	61,233	148,665	-	22,045

22.	Related Parties, Continued

(In millions of won)		2012
		Sales and others	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Others

Subsidiaries of the entity that has significant influence over the Controlling Company
LG Electronics India Pvt. Ltd.	￦	116,974	—	—	—	—
LG Electronics Vietnam Co., Ltd.		36,738	—	—	—	—
LG Electronics Thailand Co., Ltd.		86,944	—	—	—	—
LG Electronics Nanjing Display Co., Ltd.		250,656	—	—	—	—

LG Electronics RUS, LLC		467,962	—	—	—	—
LG Electronics do Brasil Ltda.		371,006	—	—	—	340
Hi Business Logistics Co., Ltd.		41	—	—	—	24,356
Hi Logistics Europe B.V.		—	—	—	—	11,941
LG Innotek Co., Ltd.		10,205	408,657	—	—	4,462
LG Innotek Poland Sp. z o.o.		—	23,024	—	—	—
LG Innotek (Guangzhou) Co., Ltd.		44,043	3,952	—	—	—
Qingdao LG Inspur Digital Communication Co., Ltd.		4,536	—	—	—	—
Inspur LG Digital Mobile Communications Co., Ltd.		14,036	—	—	—	—
LG Electronics Mexicali, S.A. DE C.V.		264,672	—	—	—	—
LG Electronics Mlawa Sp. z o.o.		476,056	—	—	—	—
LG Electronics Shenyang Inc.		177,477	—	—	—	—
LG Electronics Taiwan Taipei Co., Ltd.		45,899	—	—	—	—
LG Electronics Reynosa, S.A. DE C.V.		1,345,205	—	—	—	—
LG Electronics Wroclaw Sp. z o.o.		889,672	—	—	—	13
Others		—	3,041	—	—	2,711

	￦	4,602,122	438,674	—	—	43,823

	￦	6,895,104	2,815,699	301,846	155,460	110,802

As a result of the amendment of K-IFRS No. 1110, related parties’ consolidated financial statements for the year ended December 31, 2012 are restated. Accordingly, relevant related parties’ transaction amounts and accounts balances for the year ended December 31, 2012 are revised.

22.	Related Parties, Continued

(d)	Trade accounts and notes receivable and payable as of December 31, 2013 and 2012 are as follows:

(In millions of won)
		Trade accounts and notes receivable and others		Trade accounts and notes payable and others
		December 31, 2013	December 31, 2012	December 31, 2013	December 31, 2012
Joint Venture
Suzhou Raken Technology Co., Ltd.		66,855	92,870	104,119	168,620

Associates
New Optics LTD.	￦	—	—	8,998	26,807
LIG ADP Co., Ltd.		—	—	1,649	29,714
TLI Inc.		—	—	10,418	4,036
AVACO Co., Ltd.		—	—	15,390	83,756
AVATEC Co., Ltd.		—	—	10,041	5,523
AVATEC Electronics Yantai Co., Ltd.		—	—	1,122	484
Paju Electric Glass Co., Ltd.		—	—	108,379	168,845
Shinbo Electric Co., Ltd.		4,562	521	165,823	246,289
Narenanotech Corporation		—	—	1,766	43,022
Glonix Co., Ltd.		—	—	1,987	503
ADP System Co., Ltd.		—	—	1,410	585
YAS Co., Ltd.		—	—	17,156	863

	￦	4,562	521	344,139	610,427

Entity that has significant influence over the Controlling Company
LG Electronics Inc.	￦	278,165	190,663	74,085	63,645

22.	Related Parties, Continued

(In millions of won)
		Trade accounts and notes receivable and others		Trade accounts and notes payable and others
		December 31, 2013	December 31, 2012	December 31, 2013	December 31, 2012

Subsidiaries of the entity that has significant influence over the Controlling Company
LG Electronics India Pvt. Ltd.	￦	7,414	4,181	—	—
LG Electronics Vietnam Co., Ltd.		8,827	9,413	—	—
LG Electronics Thailand Co., Ltd.		10,141	13,342	—	—
LG Electronics RUS, LLC		91,018	77,503	—	—
LG Innotek Co., Ltd.		3	563	84,727	111,851
Qingdao LG Inspur Digital Communication Co., Ltd.		24,671	530	—	—
Inspur LG Digital Mobile Communications Co., Ltd.		15,824	2,156	—	—
LG Electronics Mexicali, S.A. DE C.V.		1,649	38,434	—	—
LG Electronics Mlawa Sp. z o.o.		55,908	98,452	—	—
LG Electronics Nanjing Display Co., Ltd.		79,978	71,679	216	—
LG Electronics Shenyang Inc.		25,578	53,653	—	—
LG Electronics Taiwan Taipei Co., Ltd		3,334	7,287	—	—
LG Electronics Reynosa, S.A. DE C.V.		5,027	56,493	—	25
LG Electronics Wroclaw Sp. z o.o.		11,736	29,695	—	—
Others		1,854	3,214	7,584	12,463

	￦	342,962	466,595	92,527	124,339

	￦	692,544	750,649	614,870	967,031

As a result of the amendment of K-IFRS No. 1110, related parties’ consolidated financial statements for the year ended December 31, 2012 are restated. Accordingly, relevant related parties’ transaction amounts and accounts balances for the year ended December 31, 2012 are revised.

23.	Geographic and Other Information

The Group manufactures and sells TFT-LCD and Active Matrix (“AM”)-OLED products. Sales of AM-OLED products are insignificant to total sales. International sales represent approximately 90% of total sales for the year ended December 31, 2013 (2012: 93%).

The following is a summary of sales by region based on the location of the customers for the years ended December 31, 2013 and 2012.

(a)	Revenue by geography

(In millions of won)
Region		2013	2012
Domestic	￦	2,691,826	2,149,646
Foreign
China		15,229,822	16,766,696
Asia (excluding China)		3,039,652	2,900,738
United States		2,446,128	3,209,225
Europe		3,625,607	4,403,363

	￦	24,341,209	27,280,022

	￦	27,033,035	29,429,668

Sales to Company A and Company B constituted 26% and 23% of total revenue, respectively, for the year ended December 31, 2013 (2012: 23% and 22%). The Group’s top ten end-brand customers together accounted for 76% of sales for the year ended December 31, 2013 (2012: 71%).

(b)	Non-current assets by geography

(In millions of won)
Region		December 31, 2013
		Property, plant and equipment	Intangible assets
Domestic	￦	10,293,502	461,635
Foreign
China		1,367,276	5,440
Others		147,556	1,110

Sub total	￦	1,514,832	6,550

Total	￦	11,808,334	468,185

(In millions of won)

Region		December 31, 2012
		Property, plant and equipment	Intangible assets
Domestic	￦	12,002,578	488,678
Foreign
China		939,929	7,499
Others		165,004	1,425

Sub total	￦	1,104,933	8,924

Total	￦	13,107,511	497,602

23.	Geographic and Other Information, Continued

(c)	Revenue by product and services

(In millions of won)
Product		2013	2012
Panels for:
TFT-LCD televisions		11,779,116	13,511,535
Desktop monitors		5,255,564	5,039,066
Tablet products		3,574,812	3,713,950
Notebook computers	￦	2,818,572	3,667,192
Mobile and others		3,604,971	3,497,925

	￦	27,033,035	29,429,668

24.	Revenue

Details of revenue for the years ended December 31, 2013 and 2012 are as follows:

(In millions of won)
		2013	2012
Sales of goods	￦	26,982,085	29,302,389
Royalties		19,405	37,783
Others		31,545	89,496

	￦	27,033,035	29,429,668

25.	Other Non-operating Income and Other Non-operating Expenses

(a)	Details of other non-operating income for the years ended December 31, 2013 and 2012 are as follows:

(In millions of won)
		2013	2012
Rental income	￦	10,373	7,253
Foreign currency gain		1,068,646	1,228,847
Gain on disposal of property, plant and equipment		9,620	5,925
Reversal of impairment loss on intangible assets		296	—
Reversal of allowance for doubtful accounts for other receivables		412	521
Commission earned		3,589	3,867
Others		15,818	14,529

	￦	1,108,754	1,260,942

(b)	Details of other non-operating expenses for the years ended December 31, 2013 and 2012 are as follows:

(In millions of won)
		2013	2012
Other bad debt expense	￦	—	9
Foreign currency loss		987,868	1,095,280
Loss on disposal of property, plant and equipment		1,639	3,728
Impairment loss on property, plant, and equipment		853	—
Loss on disposal of intangible assets		452	704
Impairment loss on intangible assets		1,661	40,012
Donations		16,514	15,350
Expenses related to legal proceedings or claims and others		259,601	458,957

	￦	1,268,588	1,614,040

26.	Personnel Expenses

Details of personnel expenses for the years ended December 31, 2013 and 2012 are as follows:

(In millions of won)
		2013	2012
Salaries and wages	￦	2,084,579	2,006,603
Other employee benefits		410,253	397,122
Contributions to National Pension plan		61,788	59,332
Expenses related to defined benefit plan		159,453	138,879
Reversal of stock compensation cost		—	(3)

	￦	2,716,073	2,601,933

27.	Finance Income and Finance Costs

(a)	Finance income and costs recognized in profit or loss for the years ended December 31, 2013 and 2012 are as follows:

(In millions of won)
		2013	2012
Finance income
Interest income	￦	39,441	28,859
Dividend income		306	482
Foreign currency gain		141,975	260,265
Gain on disposal of investments in equity accounted investees		3,289	3,566

	￦	185,011	293,172

Finance costs
Interest expense	￦	158,818	187,589
Foreign currency loss		198,980	193,483
Loss on redemption of debentures		—	1,524
Loss on impairment of available-for-sale securities		—	6,392
Loss on disposal of available-for-sale securities		—	5,272
Loss on disposal of investments in equity accounted investees		2,411	—
Loss on impairment of investments in equity accounted investees		—	10,005
Loss on early redemption of debt		2,179	—
Loss on sale of trade accounts and notes receivable		19,463	32,431

	￦	381,851	436,696

(b)	Finance income and costs recognized in other comprehensive income or loss for the years ended December 31, 2013 and 2012 are as follows:

(In millions of won)
		2013	2012
Foreign currency translation differences for foreign operations	￦	(22,100)	(86,320)
Net change in unrealized fair value of available-for-sale financial assets		826	4,764
Tax effect		(225)	(1,043)

Finance costs recognized in other comprehensive income after tax	￦	(21,499)	(82,599)

28.	Income Taxes

(a)	Details of income tax expense (benefit) for the years ended December 31, 2013 and 2012 are as follows:

(In millions of won)
		2013	2012
Current tax expense	￦
Current year		122,150	75,946
Adjustment for prior years		31,809	—

		153,959	75,946
Deferred tax expense (benefit)
Origination and reversal of temporary differences		42,004	(51,335)
Change in unrecognized deferred tax assets		215,369	197,569

		257,373	146,234

Income tax expense (benefit)	￦	411,332	222,180

(b)	Income taxes recognized directly in other comprehensive income for the years ended December 31, 2013 and 2012 are as follows:

(In millions of won)		2013
		Before tax	Tax (expense) benefit	Net of tax
Gain on valuation of available-for-sale securities	￦	826	(188)	638
Remeasurements of defined benefit liability (asset)		998	(334)	664
Foreign currency translation differences for foreign operations		(22,100)	(37)	(22,137)
Share of loss from sale of treasury stock by associates		(802)	—	(802)

	￦	(21,078)	(559)	(21,637)

(In millions of won)		2012
		Before tax	Tax (expense) benefit	Net of tax
Gain on valuation of available-for-sale securities	￦	4,764	(974)	3,790
Remeasurements of defined benefit liability (asset)		(75,899)	18,325	(57,574)
Foreign currency translation differences for foreign operations		(86,320)	(69)	(86,389)
Share of loss from sale of treasury stock by associates		(48)	—	(48)

	￦	(157,503)	17,282	(140,221)

28.	Income Taxes, Continued

(c)	Reconciliation of the actual effective tax rate for the years ended December 31, 2013 and 2012 is as follows:

(In millions of won)		2013		2012
Profit for the year	￦		418,973		236,345
Income tax expense			411,332		222,180

Profit before income tax			830,305		458,525

Income tax using the Controlling Company’s statutory tax rate		24.20%	200,934	24.20%	110,963
Effect of tax rates in foreign jurisdictions		0.83%	6,858	3.53%	16,171
Non-deductible expenses		1.87%	15,517	5.43%	24,882
Tax credits		(6.05%)	(50,214)	(26.85%)	(123,126)
Change in unrecognized deferred tax assets		25.94%	215,369	43.09%	197,569
Adjustment for prior years		2.03%	16,877	—
Change in tax rates		—	—	0.35%	1,593
Others		0.72%	5,991	(1.28%)	(5,872)

Actual income tax expense	￦		411,332		222,180

Actual effective tax rate			49.54%		48.46%

29.	Deferred Tax Assets and Liabilities

(a)	Unrecognized deferred tax liabilities

As of December 31, 2013, in relation to the temporary differences on investments in subsidiaries amounting to ￦148,224 million, the Controlling Company did not recognize deferred tax liabilities since the Controlling Company is able to control the timing of the reversal of the temporary difference and it is probable that the temporary differences will not reverse in the foreseeable future.

(b)	Unrecognized deferred tax assets

As of December 31, 2013 and 2012, the tax basis of the Controlling Company’s investment in one subsidiary is greater than its financial statement carrying amount, which gave rise to deductible temporary differences amounting to ￦428,524 million and ￦431,471 million, respectively. The Controlling Company did not recognize deferred tax assets for these temporary differences because the possibility for these differences to reverse, through events such as disposing of the related investments in the foreseeable future, is less than probable.

29.	Deferred Tax Assets and Liabilities, Continued

(c)	Unused tax credit carryforwards for which no deferred tax asset is recognized

Realization of deferred tax assets related to tax credit carryforwards is dependent on whether sufficient taxable income will be generated prior to their expiration. As of December 31, 2013, the Controlling Company recognized deferred tax assets of ￦538,289 million, in relation to tax credit carryforwards, to the extent that management believes the realization is probable. The amount of unused tax credit carryforwards for which no deferred tax asset is recognized and their expiration dates are as follows:

(In millions of won)
		December 31
		2014	2015	2016
Tax credit carryforwards	￦	304,717	165,006	59,076

(d)	Deferred tax assets and liabilities are attributable to the following:

(In millions of won)		Assets		Liabilities		Total
		December, 31, 2013	December, 31, 2012	December, 31, 2013	December, 31, 2012	December, 31, 2013	December, 31, 2012
Other accounts receivable, net	￦	—	—	(2,476)	(2,063)	(2,476)	(2,063)
Inventories, net		18,866	10,075	—	—	18,866	10,075
Available-for-sale financial assets		98	285	—	—	98	285
Defined benefit obligation		72,709	38,573	—	—	72,709	38,573
Investments in equity accounted investees		2,972	7,619	—	—	2,972	7,619
Accrued expenses		83,571	81,802	—	—	83,571	81,802
Property, plant and equipment		189,422	171,881	—	—	189,422	171,881
Intangible assets		—	2,488	(1,207)	—	(1,207)	2,488
Provisions		11,460	12,979	—	—	11,460	12,979
Gain or loss on foreign currency translation, net		282	5,340	(957)	(958)	(675)	4,382
Others		13,473	34,344	(171)	(220)	13,302	34,124
Tax losses carryforwards		110,550	233,139	—	—	110,550	233,139
Tax credit carryforwards		538,289	699,529	—	—	538,289	699,529

Deferred tax assets (liabilities)	￦	1,041,692	1,298,054	(4,811)	(3,241)	1,036,881	1,294,813

29.	Deferred Tax Assets and Liabilities, Continued

(e)	Changes in deferred tax assets and liabilities for the years ended December 31, 2013 and 2012 are as follows:

(In millions of won)		January 1, 2012	Profit or loss	Other compre- hensive income	December 31, 2012	Profit or loss	Other compre- hensive income	December 31, 2013
Other accounts receivable, net	￦	(3,738)	1,675	—	(2,063)	(413)	—	(2,476)
Inventories, net		15,915	(5,840)	—	10,075	8,791	—	18,866
Available-for-sale financial assets		1,259	—	(974)	285	1	(188)	98
Defined benefit obligation		21,877	(1,629)	18,325	38,573	34,470	(334)	72,709
Investments in equity accounted investees		4,307	3,312	—	7,619	(4,647)	—	2,972
Accrued expenses		72,965	8,837	—	81,802	1,769	—	83,571
Property, plant and equipment		133,720	38,161	—	171,881	17,541	—	189,422
Intangible assets		1,105	1,383	—	2,488	(3,695)	—	(1,207)
Provisions		11,618	1,361	—	12,979	(1,519)	—	11,460
Gain or loss on foreign currency translation, net		(17,697)	22,079	—	4,382	(5,057)	—	(675)
Debentures		6,059	(6,059)	—	—	—	—	—
Others		18,259	15,934	(69)	34,124	(20,785)	(37)	13,302
Tax losses carryforwards		329,068	(95,929)	—	233,139	(122,589)	—	110,550
Tax credit carryforwards		829,048	(129,519)	—	699,529	(161,240)	—	538,289

Deferred tax assets (liabilities)	￦	1,423,765	(146,234)	17,282	1,294,813	(257,373)	(559)	1,036,881

(f)	Changes in minimum tax rate for the subsequent period

On January 1, 2014, the Tax Reduction and Exemption Control Act in Korea was amended so that the minimum tax rate applied to taxable income in excess of ￦100 billion for the Controlling Company after 2014 was revised from 16% to 17%. As of December 31, 2013, the Controlling Company applied 16% as the minimum tax rate when measuring the amount of tax credit related deferred tax assets for which it is probable that the related tax benefit will be realized. If the Controlling Company applied the 17% of minimum tax rate, deferred tax assets related to tax credit carryforwards would have decreased by ￦55,245 million

On January 1, 2014, certain municipal corporate income tax rules were amended and effective on the same date that resulted in excluding tax credits from the basis of determining municipal corporate income tax. Accordingly, starting for the annual periods from 2014, the Controlling Company will have larger municipal corporate income tax due to the impact from the income tax credits. If the amended municipal corporate income tax rules were applied at the end of 2013, deferred tax assets related to tax credit carryforwards would have decreased by ￦48,827 million.

30.	Earnings per Share

(a)	Basic earnings per share for the years ended December 31, 2013 and 2012 are as follows:

(In won and No. of shares)		2013	2012
Profit attributable to owners of the Controlling Company	￦	426,118,222,180	233,204,398,428
Weighted-average number of common stocks outstanding		357,815,700	357,815,700

Earnings per share	￦	1,191	652

There were no events or transactions that resulted in changes in the number of common stocks used for calculating earnings per share from January 1, 2012 to December 31, 2013.

(b)	Diluted earnings per share are not calculated since there was no potential common stock for the years ended December 31, 2013 and 2012.

31.	Supplemental Cash Flow Information

Supplemental cash flow information for the years ended December 31, 2013 and 2012 is as follows:

(In millions of won)
		2013	2012
Non-cash investing and financing activities:
Changes in other accounts payable arising from the purchase of property, plant and equipment	￦	(1,108,944)	(1,270,755)

LG DISPLAY CO., LTD.

Separate Financial Statements

For the Years Ended December 31, 2013 and 2012

(With Independent Auditors’ Report Thereon)

Independent Auditors’ Report

Based on a report originally issued in Korean

To the Board of Directors and Shareholders

LG Display Co., Ltd.:

We have audited the accompanying separate statements of financial position of LG Display Co., Ltd (the “Company”) as of December 31, 2013 and 2012 and the related separate statements of comprehensive income, changes in equity and cash flows for the years then ended. Management is responsible for the preparation and fair presentation of these separate financial statements in accordance with Korean International Financial Reporting Standards. Our responsibility is to express an opinion on these separate financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the Republic of Korea. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the separate financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the separate financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

In our opinion, the separate financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2013 and 2012 and its financial performance and its cash flows for the years then ended, in accordance with Korean International Financial Reporting Standards (“K-IFRS”).

Without qualifying our opinion, we draw attention to the following:

The procedures and practices utilized in the Republic of Korea to audit such separate financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report is for use by those knowledgeable about Korean auditing standards and their application in practice.

As discussed in note 20 to the separate financial statements, the Company has been or is under investigations by antitrust authorities in several countries with respect to possible anti-competitive activities in the Liquid Crystal Display (“LCD”) industry and named as defendants in a number of individual lawsuits and class actions in the United States and Canada, respectively, in connection with alleged antitrust violations concerning the sale of LCD panels. The Company estimated and recognized losses related to these investigations and alleged violations. However, actual losses are subject to change in the future based on new developments in each matter, or changes in circumstances, which could be materially different from those estimated and recognized by the Company.

/s/ KPMG Samjong Accounting Corp.

Seoul, Korea

February 19, 2014

This report is effective as of February 19, 2014, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying separate financial statements and notes thereto. Accordingly, the readers of the audit report should understand that the above audit report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

LG DISPLAY CO., LTD.

Separate Statements of Financial Position

As of December 31, 2013 and 2012

(In millions of won)	Note		December 31, 2013	December 31, 2012
Assets
Cash and cash equivalents	6, 13	￦	253,059	1,400,566
Deposits in banks	6, 13		1,301,176	315,000
Trade accounts and notes receivable, net	7, 13, 19, 23		3,543,193	4,548,459
Other accounts receivable, net	7, 13		59,806	101,337
Other current financial assets	9, 13		—	2,976
Inventories	8		1,586,642	1,947,945
Prepaid income taxes			3,665	3,699
Other current assets	7		129,826	112,271

Total current assets			6,877,367	8,432,253

Investments	10		1,820,806	1,468,778
Other non-current financial assets	9, 13		40,905	80,318
Property, plant and equipment, net	11		10,294,740	12,004,435
Intangible assets, net	12		461,620	488,663
Deferred tax assets	29		936,000	1,186,704
Other non-current assets	7		213,155	140,437

Total non-current assets			13,767,226	15,369,335

Total assets		￦	20,644,593	23,801,588

Liabilities
Trade accounts and notes payable	13, 23	￦	3,482,120	4,386,383
Current financial liabilities	13, 14		886,852	971,577
Other accounts payable	13		1,050,586	2,618,171
Accrued expenses			476,040	418,047
Provisions	18		199,737	249,755
Advances received	19		627,997	462,614
Other current liabilities	18		30,843	26,396

Total current liabilities			6,754,175	9,132,943

Non-current financial liabilities	13, 14		2,994,837	3,440,585
Non-current provisions	18		5,005	6,515
Employee benefits	17		318,696	180,302
Long-term advances received	19		427,397	1,049,678
Other non-current liabilities	18		382,058	330,445

Total non-current liabilities			4,127,993	5,007,525

Total liabilities			10,882,168	14,140,468

Equity
Share capital	21		1,789,079	1,789,079
Share premium			2,251,113	2,251,113
Reserves	21		(305)	(893)
Retained earnings	22		5,722,538	5,621,821

Total equity			9,762,425	9,661,120

Total liabilities and equity		￦	20,644,593	23,801,588

See accompanying notes to the separate financial statements.

LG DISPLAY CO., LTD.

Separate Statements of Comprehensive Income

For the years ended December 31, 2013 and 2012

(In millions of won, except earnings per share)	Note		2013	2012
Revenue	23, 24	￦	25,854,183	28,672,355
Cost of sales	8, 23		(23,103,569)	(26,325,386)

Gross profit			2,750,614	2,346,969

Selling expenses	16		(515,211)	(551,659)
Administrative expenses	16		(394,656)	(395,159)
Research and development expenses			(1,087,197)	(773,673)

Operating profit			753,550	626,478

Finance income	27		67,136	194,290
Finance costs	27		(254,022)	(310,071)
Other non-operating income	25		850,870	955,752
Other non-operating expenses	25		(1,031,109)	(1,274,272)

Profit before income tax			386,425	192,177
Income tax expense	28		286,753	163,628

Profit for the year			99,672	28,549

Other comprehensive income (loss)
Items that will never be reclassified to profit or loss
Remeasurements of defined benefit liability	17, 28		1,379	(75,722)
Related income tax	17, 28		(334)	18,325

			1,045	(57,397)
Items that are or may be reclassified to profit or loss
Net change in fair value of available-for-sale financial assets	27, 28		776	4,025
Related income tax	28		(188)	(974)

			588	3,051

Other comprehensive income (loss) for the year, net of income tax			1,633	(54,346)

Total comprehensive income (loss) for the year		￦	101,305	(25,797)

Earnings per share
Basic earnings per share	30	￦	279	80

Diluted earnings per share	30	￦	279	80

See accompanying notes to the separate financial statements.

LG DISPLAY CO., LTD.

Separate Statements of Changes in Equity

For the years ended December 31, 2013 and 2012

(In millions of won)		Share capital	Share premium	Reserves	Retained earnings	Total equity
Balances at January 1, 2012	￦	1,789,079	2,251,113	(3,944)	5,650,669	9,686,917

Total comprehensive income (loss) for the year
Profit for the year		—	—	—	28,549	28,549

Other comprehensive income (loss)
Net change in fair value of available-for-sale financial assets, net of tax		—	—	3,051	—	3,051
Remeasurements of defined benefit liability, net of tax		—	—	—	(57,397)	(57,397)

Total other comprehensive income (loss)		—	—	3,051	(57,397)	(54,346)

Total comprehensive income (loss) for the year	￦	—	—	3,051	(28,848)	(25,797)

Transaction with owners, recognized directly in equity		—	—	—	—	—

Balances at December 31, 2012	￦	1,789,079	2,251,113	(893)	5,621,821	9,661,120

Balances at January 1, 2013	￦	1,789,079	2,251,113	(893)	5,621,821	9,661,120

Total comprehensive income for the year
Profit for the year		—	—	—	99,672	99,672

Other comprehensive income
Net change in fair value of available-for-sale financial assets, net of tax		—	—	588	—	588
Remeasurements of defined benefit liability, net of tax		—	—	—	1,045	1,045

Total other comprehensive income		—	—	588	1,045	1,633

Total comprehensive income for the year	￦	—	—	588	100,717	101,305

Transaction with owners, recognized directly in equity		—	—	—	—	—

Balances at December 31, 2013	￦	1,789,079	2,251,113	(305)	5,722,538	9,762,425

See accompanying notes to the separate financial statements.

LG DISPLAY CO., LTD.

Separate Statements of Cash Flows

For the years ended December 31, 2013 and 2012

(In millions of won)	Note		2013	2012
Cash flows from operating activities:
Profit for the year		￦	99,672	28,549
Adjustments for:
Income tax expense	28		286,753	163,628
Depreciation	11, 15		3,380,966	3,946,844
Amortization of intangible assets	12, 15		230,539	265,939
Gain on foreign currency translation			(54,937)	(218,149)
Loss on foreign currency translation			35,954	58,608
Expenses related to defined benefit plan	17, 26		158,866	138,230
Reversal of stock compensation expense			—	(3)
Gain on disposal of property, plant and equipment			(8,258)	(5,886)
Loss on disposal of property, plant and equipment			621	1,391
Loss on disposal of intangible assets			452	—
Impairment loss on intangible assets			1,626	3,393
Reversal of impairment loss on intangible assets			(296)	—
Finance income			(54,014)	(178,267)
Finance costs			177,332	244,368
Other income			(2,947)	(10,766)
Other expenses			352,205	560,513

			4,504,862	4,969,843

Change in trade accounts and notes receivable			557,445	(1,615,787)
Change in other accounts receivable			49,113	(7,360)
Change in other current assets			4,505	6,642
Change in inventories			361,303	(35,235)
Change in other non-current assets			(118,745)	(49,442)
Change in trade accounts and notes payable			(877,147)	703,130
Change in other accounts payable			(168,872)	(101,262)
Change in accrued expenses			44,790	104,290
Change in other current liabilities			(13,259)	358,952
Change in long-term advances received			—	789,670
Change in other non-current liabilities			9,805	—
Change in provisions			(315,266)	(390,973)
Change in defined benefit liabilities			(19,093)	(179,916)

			(485,421)	(417,291)

Cash generated from operating activities			4,119,113	4,581,101
Income taxes refunded (paid)			(36,537)	1,395
Interests received			28,333	28,095
Interests paid			(172,054)	(190,205)

Net cash provided by operating activities		￦	3,938,855	4,420,386

See accompanying notes to the separate financial statements.

LG DISPLAY CO., LTD.

Separate Statements of Cash Flows, Continued

For the years ended December 31, 2013 and 2012

(In millions of won)		2013	2012
Cash flows from investing activities:
Dividends received	￦	14,582	55,800
Proceeds from withdrawal of deposits in banks		1,657,079	913,500
Increase in deposits in banks		(2,643,933)	(413,500)
Acquisition of investments		(508,400)	(225,396)
Proceeds from disposal of investments		13,717	3,571
Acquisition of property, plant and equipment		(2,973,707)	(3,701,307)
Proceeds from disposal of property, plant and equipment		22,950	24,725
Acquisition of intangible assets		(181,708)	(281,213)
Proceeds from disposal of intangible assets		1,902	—
Government grants received		1,744	3,962
Proceeds from settlement of derivatives		—	742
Acquisition of other non-current financial assets		(5,410)	(55,276)
Proceeds from disposal of other non-current financial assets		43,047	60,571

Net cash used in investing activities		(4,558,137)	(3,613,821)

Cash flows from financing activities:
Proceeds from short-term borrowings		1,123,130	3,267,046
Repayments of short-term borrowings		(1,123,130)	(3,267,046)
Proceeds from issuance of debentures		587,603	298,783
Proceeds from long-term debt		372,785	494,000
Repayments of long-term debt		(301,229)	—
Repayments of current portion of long-term debt and debentures		(1,187,384)	(803,672)

Net cash used in financing activities		(528,225)	(10,889)

Net increase (decrease) in cash and cash equivalents		(1,147,507)	795,676
Cash and cash equivalents at January 1		1,400,566	604,890

Cash and cash equivalents at December 31	￦	253,059	1,400,566

See accompanying notes to the separate financial statements.

1.	Organization and Description of Business

LG Display Co., Ltd. (the “Company”) was incorporated in February 1985 under its original name of LG Soft, Ltd. as a wholly owned subsidiary of LG Electronics Inc. In 1998, LG Electronics Inc. and LG Semicon Co., Ltd. transferred their respective Thin Film Transistor-Liquid Crystal Display (“TFT-LCD”) related business to the Company. The main business of the Company is to manufacture and sell TFT-LCD panels. The Company is a stock company (“Jusikhoesa”) domiciled in the Republic of Korea with its address at 128, Yeouidae-ro, Yeongdeungpo-gu, Seoul, the Republic of Korea. In July 1999, LG Electronics Inc. and Koninklijke Philips Electronics N.V. (“Philips”) entered into a joint venture agreement. Pursuant to the agreement, the Company changed its name to LG.Philips LCD Co., Ltd. However, in February 2008, the Company changed its name to LG Display Co., Ltd. considering the decrease of Philips’s share interest in the Company and the possibility of its business expansion to other display products including Organic Light-Emitting Diode (“OLED”) and Flexible Display products. As of December 31, 2013, LG Electronics Inc. owns 37.9% (135,625,000 shares) of the Company’s common shares.

As of December 31, 2013, the Company has TFT-LCD manufacturing plants, an OLED manufacturing plant and an LCD Research & Development Center in Paju and TFT-LCD manufacturing plants in Gumi. The Company has overseas subsidiaries located in North America, Europe and Asia.

The Company’s common stock is listed on the Korea Exchange under the identifying code 034220. As of December 31, 2013, there are 357,815,700 shares of common stock outstanding. The Company’s common stock is also listed on the New York Stock Exchange in the form of American Depository Shares (“ADSs”) under the symbol “LPL.” One ADS represents one-half of one share of common stock. As of December 31, 2013, there are 19,789,200 ADSs outstanding.

2.	Basis of Presenting Financial Statements

(a)	Statement of Compliance

In accordance with the Act on External Audits of Stock Companies, these separate financial statements have been prepared in accordance with Korean International Financial Reporting Standards (“K-IFRS”).

These financial statements are separate financial statements prepared in accordance with K-IFRS No.1027, Separate Financial Statements, presented by a parent, an investor in an associate or a venture in a jointly controlled entity, in which the investments are accounted for on the basis of the direct equity interest rather than on the basis of the reported results and net assets of the investees.

The separate financial statements were authorized for issuance by the Board of Directors on January23, 2014, which will be submitted for approval to the shareholders’ meeting to be held on March 7, 2014.

2.	Basis of Presenting Financial Statements, Continued

(b)	Basis of Measurement

The separate financial statements have been prepared on the historical cost basis except for the following material items in the separate statements of financial position:

•	available-for-sale financial assets are measured at fair value, and

•	liabilities for defined benefit plans are recognized as the present value of defined benefit obligations less the fair value of plan assets

(c)	Functional and Presentation Currency

The separate financial statements are presented in Korean won, which is the Company’s functional currency. All amounts in Korean won are in millions unless otherwise stated.

(d)	Use of Estimates and Judgments

The preparation of the separate financial statements in conformity with K-IFRSs requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Information about critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the separate financial statements is included in the following notes:

•	Classification of financial instruments (note 3.(d))

•	Estimated useful lives of property, plant and equipment (note 3.(e))

Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next 12 months is included in the following notes:

•	Recognition and measurement of provisions (note 3.(j), 18 and 20)

•	Net realizable value of inventories (note 8)

•	Measurement of defined benefit obligations (note 17)

•	Deferred tax assets and liabilities (note 29)

2.	Basis of Presenting Financial Statements, Continued

(e)	Changes in accounting policies

Except for the changes below, the Company has consistently applied the accounting policies set out in Note 3 to all periods presented in the separate financial statements.

New and amended accounting standards adopted for the year ended December 31, 2013 are as follows:

•	K-IFRS No. 1113, Fair Value Measurement

•	K-IFRS No. 1019, Employee Benefits, and

•	Amendments to K-IFRS No. 1001, Presentation of Items of Other Comprehensive Income (“OCI”)

The nature and effects of the changes are explained below.

(i) Fair Value Measurement

K-IFRS No. 1113, Fair Value Measurement, establishes a single framework for measuring fair value and making relevant disclosures when such measurements are required or permitted by other K-IFRSs. It unifies the definition of fair value as the price that would be received or paid when market participants sell an asset or transfer a liability in an orderly transaction at the measurement date. As it replaces and expands the disclosure requirements about fair value measurements in other K-IFRSs, including K-IFRS No. 1107, the Company provides required disclosures in note 13.

(ii) Post-employment defined benefit plans

As a result of the amendments to K-IFRS No. 1019, the Company has changed its accounting policy with respect to the basis for determining the income or expense related to its post-employment defined benefit plans. Under the amendment of K-IFRS No. 1019, the Company determines the net interest expense (income) on the net defined benefit liability (asset) for the period by applying the discount rate used to measure the defined benefit obligation at the beginning of the annual period to the then-net defined benefit liability (asset), taking into account any changes in the net defined benefit liability (asset) during the period as a result of contributions and benefit payments. Consequently, the net interest on the net defined benefit liability (asset) now comprises: interest cost on the defined benefit obligation, interest income on plan assets, and interest on the effect on the asset ceiling. Previously, the Company determined interest income on plan assets based on their long-term rate of expected return. There is no significant impact of applying this amendment on the separate financial statements.

(iii) Presentation of items of OCI

As a result of the amendments to K-IFRS No. 1001, the Company has modified the presentation of items of OCI in its statement of comprehensive income (loss) into “items that will never be reclassified to profit or loss” and “items that are or may be reclassified to profit or loss.” Accordingly, the comparative separate statement of comprehensive income for the year ended December 31, 2012 is restated.

3.	Summary of Significant Accounting Policies

The significant accounting policies followed by the Company in preparation of its separate financial statements are as follows:

(a)	Interest in subsidiaries, associates and jointly controlled entities

These separate financial statements are prepared and presented in accordance with K-IFRS No.1027, Separate Financial Statements. The Company applied the cost method to investments in subsidiaries, associates and jointly controlled entities in accordance with K-IFRS No.1027. Dividends from subsidiaries, associates or jointly controlled entities are recognized in profit or loss when the right to receive the dividend is established.

(b)	Foreign Currency Transactions and Translation

Transactions in foreign currencies are translated to the respective functional currencies of the Company at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are retranslated to the functional currency at the exchange rate on the reporting date. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date that the fair value was originally determined. Foreign currency differences arising on retranslation are recognized in profit or loss, except for differences arising on available-for-sale equity instruments and a financial asset and liability designated as a cash flow hedge, which are recognized in other comprehensive income. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the original transaction. Exchange differences arising on the settlement of monetary items or on translating monetary items at rates different from those at which they were translated on initial recognition are recognized in profit or loss in the period in which they arise. Foreign currency differences arising from assets and liabilities in relation to the investing and financing activities including loans, bonds and cash and cash equivalents are recognized in finance income (expense) in the separate statement of comprehensive income and foreign currency differences arising from assets and liabilities in relation to activities other than investing and financing activities are recognized in other non-operating income (expense) in the separate statement of comprehensive income. Relevant foreign currency differences are presented in gross amounts in the separate statement of comprehensive income.

(c)	Inventories

Inventories are measured at the lower of cost and net realizable value. The cost of inventories is based on the weighted-average method, and includes expenditures incurred in acquiring the inventories, production or conversion costs and other costs incurred in bringing them to their existing location and condition. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated selling expenses. In the case of manufactured inventories and work-in-process, cost includes an appropriate share of production overheads based on the actual capacity of production facilities. However, the normal capacity is used for the allocation of fixed production overheads if the actual level of production is lower than the normal capacity.

3.	Summary of Significant Accounting Policies, Continued

(d)	Financial Instruments

(i) Non-derivative financial assets

The Company initially recognizes loans and receivables and deposits on the date they are originated. All other non-derivative financial assets, including financial assets at fair value through profit or loss, are recognized in the separate statement of financial position when the Company becomes a party to the contractual provisions of the instrument.

The Company derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows of the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred. Any interest in transferred financial assets that is created or retained by the Company is recognized as a separate asset or liability. If a transfer does not result in derecognition because the Company has retained substantially all the risks and rewards of ownership of the transferred asset, the Company continues to recognize the transferred asset and recognizes a financial liability for the consideration received. In subsequent periods, the Company recognizes any income on the transferred assets and any expense incurred on the financial liability.

Financial assets and liabilities are offset and the net amount presented in the separate statement of financial position when, and only when, the Company has a legal right to offset the amounts and intends either to settle them on a net basis or to realize the asset and settle the liability simultaneously.

The Company has the following non-derivative financial assets: financial assets at fair value through profit or loss, loans and receivables and available-for-sales financial assets.

Financial assets at fair value through profit or loss

A financial asset is classified at fair value through profit or loss if it is classified as held for trading or is designated as such upon initial recognition. If a contract contains one or more embedded derivatives, the Company designates the entire hybrid (combined) contract as a financial asset at fair value through profit or loss unless: the embedded derivative(s) does not significantly modify the cash flows that otherwise would be required by the contract; or it is clear with little or no analysis when a similar hybrid (combined) instrument is first considered that separation of the embedded derivative(s) is prohibited. Upon initial recognition, attributable transaction costs are recognized in profit or loss as incurred. Financial assets at fair value through profit or loss are measured at fair value, and changes therein are recognized in profit or loss.

Cash and cash equivalents

Cash and cash equivalents include all cash balances and short-term highly liquid investments with an original maturity of three months or less that are readily convertible into known amounts of cash.

Deposits in banks

Deposits in banks are those with maturity of more than three months and less than one year and are held for cash management purposes.

3.	Summary of Significant Accounting Policies, Continued

(d)	Financial Instruments, Continued

(i) Non-derivative financial assets, Continued

Loans and receivables

Loans and receivables are financial assets with fixed or determinable payments that are not quoted in an active market. When loans and receivables are recognized initially, the Company measures them at their fair value plus transaction costs that are directly attributable to the acquisition or issue of the financial asset. Subsequent to initial recognition, loans and receivables are measured at amortized cost using the effective interest method, less any impairment losses. Loans and receivables comprise trade accounts and notes receivable and other accounts receivable.

Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial assets that are designated as available-for-sale or that are not classified as financial assets at fair value through profit or loss, held-to-maturity financial assets or loans and receivables. The Company’s investments in equity securities and certain debt securities are classified as available-for-sale financial assets. Subsequent to initial recognition, they are measured at fair value and changes therein, other than impairment losses and foreign currency differences on available-for-sale equity instruments, are recognized in other comprehensive income and presented within equity in the fair value reserve. When an investment in available-for-sale financial assets is derecognized, the cumulative gain or loss in other comprehensive income is transferred to profit or loss.

Investments in equity instruments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured and whose derivatives are linked to and must be settled by delivery of such unquoted equity instruments are measured at cost.

(ii) Non-derivative financial liabilities

The Company classifies financial liabilities into two categories, financial liabilities at fair value through profit or loss and other financial liabilities, in accordance with the substance of the contractual arrangement and the definitions of financial liabilities, and recognizes them in the separate statement of financial position when the Company becomes a party to the contractual provisions of the instrument.

Financial liabilities at fair value through profit or loss include financial liabilities held for trading or designated as such upon initial recognition at fair value through profit or loss. After initial recognition, financial liabilities at fair value through profit or loss are measured at fair value, and changes therein are recognized in profit or loss. Upon initial recognition, transaction costs that are directly attributable to the issuance of financial liabilities are recognized in profit or loss as incurred.

Non-derivative financial liabilities other than financial liabilities classified as fair value through profit or loss are classified as other financial liabilities and measured initially at fair value minus transaction costs that are directly attributable to the issuance of financial liabilities. Subsequent to initial recognition, these financial liabilities are measured at amortized cost using the effective interest method. As of December 31, 2013, non-derivative financial liabilities comprise borrowings, bonds and others.

The Company derecognizes a financial liability when its contractual obligations are discharged, cancelled or expired.

3.	Summary of Significant Accounting Policies, Continued

(d)	Financial Instruments, Continued

(iii) Share Capital

The Company only owns common stocks and they are classified as equity. Incremental costs directly attributable to the issuance of common stocks are recognized as a deduction from equity, net of tax effects. Capital contributed in excess of par value upon issuance of common stocks is classified as share premium within equity.

(iv) Derivative financial instruments, including hedge accounting

Derivatives are initially recognized at fair value. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are recognized in profit or loss except in the case where the derivatives are designated as cash flow hedges and the hedge is determined to be an effective hedge.

If necessary, the Company designates derivatives as hedging items to hedge the risk of changes in the fair value of assets, liabilities or firm commitments (a fair value hedge) and foreign currency risk of highly probable forecasted transactions or firm commitments (a cash flow hedge).

On initial designation of the hedge, the Company’s management formally documents the relationship between the hedging instrument(s) and hedged item(s), including the risk management objectives and strategy in undertaking the hedge transaction, together with the methods that will be used to assess the effectiveness of the hedging relationship. The Company’s management makes an assessment, both at the inception of the hedge relationship as well as on an ongoing basis, whether the hedging instruments are expected to be “highly effective” in offsetting the changes in the fair value or cash flows of the respective hedged items during the period for which the hedge is designated, and whether the actual results of each hedge are within a range of 80-125 percent. For a cash flow hedge of a forecasted transaction, the transaction should be highly probable to occur and should present an exposure to variations in cash flows that could ultimately affect reported net income.

3.	Summary of Significant Accounting Policies, Continued

(d)	Financial Instruments, Continued

(iv) Derivative financial instruments, including hedge accounting, Continued

Cash flow hedges

When a derivative is designated as a hedge of the variability in cash flows attributable to a particular risk associated with a recognized asset or liability or a highly probable forecasted transaction that could affect profit or loss, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income and presented in the hedging reserve in equity. The amount recognized in other comprehensive income is removed and included in profit or loss in the same period the hedged cash flows affect profit or loss under the same line item in the separate statement of comprehensive income. Any ineffective portion of changes in the fair value of the derivative is recognized immediately in profit or loss.

If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated, exercised, or the designation is revoked, then hedge accounting is discontinued prospectively. The cumulative gain or loss previously recognized in other comprehensive income and presented in the hedging reserve in equity remains there until the forecasted transaction affects profit or loss. When the hedged item is a non-financial asset, the amount recognized in other comprehensive income is transferred to the carrying amount of the asset when the asset is recognized. If the forecasted transaction is no longer expected to occur, then the balance in other comprehensive income is recognized immediately in profit or loss. In other cases the amount recognized in other comprehensive income is transferred to profit or loss in the same period that the hedged item affects profit or loss.

Embedded derivative

Embedded derivatives are separated from the host contract and accounted for separately if the economic characteristics and risks of the host contract and the embedded derivative are not closely related, a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative, and the combined instrument is not measured at fair value through profit or loss. Changes in the fair value of separable embedded derivatives are recognized immediately in profit or loss.

3.	Summary of Significant Accounting Policies, Continued

(e)	Property, Plant and Equipment

(i) Recognition and measurement

Items of property, plant and equipment are measured at cost less accumulated depreciation and accumulated impairment losses. Cost includes an expenditure that is directly attributable to the acquisition of the asset. The cost of self-constructed assets includes the cost of materials and direct labor, any costs directly attributable to bringing the assets to a working condition for their intended use, the costs of dismantling and removing the items and restoring the site on which they are located and borrowing costs on qualifying assets.

The gain or loss arising from the derecognition of an item of property, plant and equipment is determined as the difference between the net disposal proceeds, if any, and the carrying amount of the item and recognized in other non-operating income or other non-operating expenses.

(ii) Subsequent costs

Subsequent expenditure on an item of property, plant and equipment is recognized as part of its cost only if it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. The costs of the day-to-day servicing of property, plant and equipment are recognized in profit or loss as incurred.

(iii) Depreciation

Depreciation is recognized in profit or loss on a straight-line basis method, reflecting the pattern in which the asset’s future economic benefits are expected to be consumed by the Company. The residual value of property, plant and equipment is zero. Land is not depreciated.

Estimated useful lives of the assets are as follows:

Useful lives (years)
Buildings and structures	20, 40
Machinery	4, 5
Furniture and fixtures	4
Equipment, tools and vehicles	4, 12

Depreciation methods, useful lives and residual values are reviewed at each financial year-end and adjusted if appropriate. The changes are accounted for as changes in accounting estimates. There were no such changes for all periods presented.

3.	Summary of Significant Accounting Policies, Continued

(f)	Borrowing Costs

The Company capitalizes borrowing costs, which includes interests and exchange differences arising from foreign currency borrowings to the extent that they are regarded as an adjustment to interest costs, directly attributable to the acquisition, construction or production of a qualifying asset as part of the cost of that asset. A qualifying asset is an asset that necessarily takes a substantial period of time to get ready for its intended use or sale. To the extent that the Company borrows funds specifically for the purpose of obtaining a qualifying asset, the Company determines the amount of borrowing costs eligible for capitalization as the actual borrowing costs incurred on that borrowing during the period less any investment income on the temporary investment of those borrowings. The Company immediately recognizes other borrowing costs as an expense.

(g)	Government Grants

In case there is reasonable assurance that the Company will comply with the conditions attached to a government grant, the government grant is recognized as follows:

(i) Grants related to the purchase or construction of assets

A government grant related to the purchase or construction of assets is deducted in calculating the carrying amount of the asset. The grant is recognized in profit or loss over the life of a depreciable asset as a reduced depreciation expense and cash related to grant received is presented in investing activities in the statement of cash flows.

(ii) Grants for compensating the Company’s expenses incurred

A government grant that compensates the Company for expenses incurred is recognized in profit or loss as a deduction from relevant expenses on a systematic basis in the periods in which the expenses are recognized.

(iii) Other government grants

A government grant that becomes receivable for the purpose of giving immediate financial support to the Company with no compensation for expenses or losses already incurred or no future related costs is recognized as income of the period in which it becomes receivable.

(h)	Intangible Assets

Intangible assets are initially measured at cost. Subsequently, intangible assets are measured at cost less accumulated amortization and accumulated impairment losses.

(i) Goodwill

Goodwill arising from business combinations is recognized as the excess of the acquisition cost of investments in subsidiaries, associates and joint ventures over the Company’s share of the net fair value of the identifiable assets acquired and liabilities assumed. Any deficit is a bargain purchase that is recognized in profit or loss. Goodwill is measured at cost less accumulated impairment losses.

3.	Summary of Significant Accounting Policies, Continued

(h)	Intangible Assets, Continued

(ii) Research and development

Expenditure on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, is recognized in profit or loss as incurred.

Development activities involve a plan or design of the production of new or substantially improved products and processes. Development expenditure is capitalized only if the Company can demonstrate all of the following:

•	the technical feasibility of completing the intangible asset so that it will be available for use or sale,

•	its intention to complete the intangible asset and use or sell it,

•	its ability to use or sell the intangible asset,

•	how the intangible asset will generate probable future economic benefits. Among other things, the Company can demonstrate the existence of a market for the output of the intangible asset or the intangible asset itself or, if it is to be used internally, the usefulness of the intangible asset,

•	the availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset, and

•	its ability to measure reliably the expenditure attributable to the intangible asset during its development.

The expenditure capitalized includes the cost of materials, direct labor, overhead costs that are directly attributable to preparing the asset for its intended use, and borrowing costs on qualifying assets.

(iii) Other intangible assets

Other intangible assets include intellectual property rights, software, customer relationships, technology, memberships and others.

(iv) Subsequent costs

Subsequent expenditure is capitalized only when it increases the future economic benefits embodied in the specific intangible asset to which it relates. All other expenditure, including expenditure on internally generated goodwill and brands, is recognized in profit or loss as incurred.

3.	Summary of Significant Accounting Policies, Continued

(h)	Intangible Assets, Continued

(v) Amortization

Amortization is calculated on a straight-line basis over the estimated useful lives of intangible assets, other than goodwill, from the date that they are available for use. The residual value of intangible assets is zero. However, as there are no foreseeable limits to the periods over which condominium and golf club memberships are expected to be available for use, these intangible assets are regarded as having indefinite useful lives and not amortized.

Estimated useful lives (years)
Intellectual property rights	5, 10
Rights to use electricity, water and gas supply facilities	10
Software	4
Customer relationships	7
Technology	10
Development costs	(*)
Condominium and golf club memberships	Not amortized

(*)	Capitalized development costs are amortized over the useful life considering the life cycle of the developed products. Amortization of capitalized development costs is recognized in research and development expenses in the separate statement of comprehensive income.

Amortization periods and the amortization methods for intangible assets with finite useful lives are reviewed at each financial year-end. The useful lives of intangible assets that are not being amortized are reviewed each period to determine whether events and circumstances continue to support indefinite useful life assessments for those assets. If appropriate, the changes are accounted for as changes in accounting estimates.

(i)	Impairment

(i) Financial assets

A financial asset not carried at fair value through profit or loss is assessed at each reporting date to determine whether there is objective evidence that it is impaired. A financial asset is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and that the loss event had a negative effect on the estimated future cash flows of that asset that can be estimated reliably.

Objective evidence that financial assets are impaired can include default or delinquency in interest or principal payments by an issuer or a debtor, for economic reasons relating to the borrower’s financial difficulty, granting to the borrower a concession that the Company would not otherwise consider, or the disappearance of an active market for that financial asset. In addition, for an investment in an equity security, objective evidence of impairment includes significant financial difficulty of the issuer and a significant or prolonged decline in its fair value below its cost.

3.	Summary of Significant Accounting Policies, Continued

(i)	Impairment, Continued

(i) Financial assets, Continued

The Company’s management considers evidence of impairment for loans and receivables at both a specific asset and collective level. All individually significant loans and receivables are assessed for specific impairment. All individually significant receivables found not to be specifically impaired are then collectively assessed for any impairment that has been incurred but not yet identified. Loans and receivables that are not individually significant are collectively assessed for impairment by grouping together receivables with similar risk characteristics.

In assessing collective impairment the Company uses historical trends of the probability of default, timing of recoveries and the amount of loss incurred, adjusted for management’s judgment as to whether current economic and credit conditions are such that the actual losses are likely to be greater or less than suggested by historical trends.

If there is objective evidence that an impairment loss has been incurred on financial assets carried at amortized cost, the amount of the impairment loss is measured as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the asset’s original effective interest rate. Impairment losses are recognized in profit or loss and reflected in an allowance account against loans and receivables.

The amount of the impairment loss on financial assets including equity securities carried at cost is measured as the difference between the carrying amount and the present value of estimated future cash flows discounted at the current market rate of return for a similar financial asset. Such impairment losses are not reversed.

When a decline in the fair value of an available-for-sale financial asset has been recognized in other comprehensive income, the amount of the cumulative loss that is reclassified from equity to profit or loss is the difference between the acquisition cost and current fair value, less any impairment loss on that financial asset previously recognized in profit or loss.

In a subsequent period, for the financial assets recorded at fair value, if the fair value increases and the increase can be objectively related to an event occurring after the impairment loss was recognized, the previously recognized impairment loss is reversed. The amount of the reversal in financial assets carried at amortized cost and a debt instrument classified as available for sale is recognized in profit or loss. However, impairment loss recognized for an investment in an equity instrument classified as available-for-sale is reversed through other comprehensive income.

3.	Summary of Significant Accounting Policies, Continued

(i)	Impairment, Continued

(ii) Non-financial assets

The carrying amounts of the Company’s non-financial assets, other than assets arising from employee benefits, inventories and deferred tax assets, are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. For goodwill, and intangible assets that have indefinite useful lives or that are not yet available for use, irrespective of whether there is any indication of impairment, the recoverable amount is estimated each year at the same time.

For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the “cash-generating unit”, or “CGU”). The recoverable amount of an asset or cash-generating unit is determined as the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Fair value less costs to sell is based on the best information available to reflect the amount that the Company could obtain from the disposal of the asset in an arm’s length transaction between knowledgeable, willing parties, after deducting the costs of disposal.

An impairment loss is recognized if the carrying amount of an asset or its CGU exceeds its estimated recoverable amount. Impairment losses are recognized in profit or loss. Goodwill acquired in a business combination is allocated to CGUs that are expected to benefit from the synergies of the combination. Impairment losses recognized in respect of a CGU are allocated first to reduce the carrying amount of any goodwill allocated to the unit, and then to reduce the carrying amounts of the other assets in the unit on a pro rata basis.

In respect of other assets, impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of accumulated depreciation or amortization, if no impairment loss had been recognized. An impairment loss in respect of goodwill is not reversed.

3.	Summary of Significant Accounting Policies, Continued

(j)	Provisions

A provision is recognized if, as a result of a past event, the Company has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation.

The risks and uncertainties that inevitably surround events and circumstances are taken into account in reaching the best estimate of a provision. Where the effect of the time value of money is material, provisions are determined at the present value of the expected future cash flows. The unwinding of the discount is recognized as finance cost.

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimate. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed.

The Company recognizes a liability for warranty obligations based on the estimated costs expected to be incurred under its basic limited warranty. This warranty covers defective products and is normally applicable for eighteen months from the date of purchase. These liabilities are accrued when product revenues are recognized. Factors that affect the Company’s warranty liability include historical and anticipated rates of warranty claims on those repairs and cost per claim to satisfy the Company’s warranty obligation. Warranty costs primarily include raw materials and labor costs. As these factors are impacted by actual experience and future expectations, management periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary. Accrued warranty obligations are included in the current and non-current provisions.

Liabilities for loss contingencies arising from claims, assessments, litigation, fines, and penalties and other sources, are recorded when it is probable that a liability has been incurred and the amount of the assessment and/or remediation can be reasonably estimated.

(k)	Employee Benefits

(i) Short-term employee benefits

Short-term employee benefits that are due to be settled within twelve months after the end of the period in which the employees render the related service are recognized in profit or loss on an undiscounted basis. The expected cost of profit-sharing and bonus plans and others are recognized when the Company has a present legal or constructive obligation to make payments as a result of past events and a reliable estimate of the obligation can be made.

(ii) Other long-term employee benefits

The Company’s net obligation in respect of long-term employee benefits other than pension plans is the amount of future benefit that employees have earned in return for their service in the current and prior periods.

3.	Summary of Significant Accounting Policies, Continued

(k)	Employee Benefits, Continued

(iii) Defined contribution plan

A defined contribution plan is a post-employment benefit plan under which an entity pays fixed contributions into a separate entity and will have no legal or constructive obligation to pay further amounts. Obligations for contributions to defined contribution pension plans are recognized as an employee benefit expense in profit or loss in the periods during which services are rendered by employees.

(iv) Defined benefit plan

A defined benefit plan is a post-employment benefit plan other than defined contribution plans. The Company’s net obligation in respect of its defined benefit plan is calculated by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value. The fair value of any plan assets is deducted.

The calculation is performed annually by an independent actuary using the projected unit credit method. The discount rate is the yield at the reporting date on high quality corporate bonds that have maturity dates approximating the terms of the Company’s obligations and that are denominated in the same currency in which the benefits are expected to be paid. The Company recognizes all actuarial gains and losses arising from defined benefit plans in retained earnings immediately.

The Company determines the net interest expense (income) on the net defined benefit liability (asset) for the period by applying the discount rate used to measure the defined benefit obligation at the beginning of the annual period to the then-net defined benefit liability (asset), taking into account any changes in the net defined benefit liability (asset) during the period as a result of contributions and benefit payments. Consequently, the net interest on the net defined benefit liability (asset) now comprises: interest cost on the defined benefit obligation, interest income on plan assets, and interest on the effect on the asset ceiling.

When the benefits of a plan are changed or when a plan is curtailed, the resulting change in benefit that relates to past service or the gain or loss on curtailment is recognized immediately in profit or loss. The Company recognizes gains and losses on the settlement of a defined benefit plan when the settlement occurs.

(l)	Revenue

Revenue from the sale of goods in the course of ordinary activities is measured at the fair value of the consideration received or receivable, net of estimated returns, earned trade discounts, volume rebates and other cash incentives paid to customers. Revenue is recognized when persuasive evidence exists that the significant risks and rewards of ownership have been transferred to the buyer, generally on delivery and acceptance at the customers’ premises, recovery of the consideration is probable, the associated costs and possible return of goods can be estimated reliably, there is no continuing management involvement with the goods, and the amount of revenue can be measured reliably. If it is probable that discounts will be granted and the amount can be measured reliably, then the discount is recognized as a reduction of revenue when the sales are recognized. Sales taxes collected from customers and remitted to governmental authorities are accounted for on a net basis and therefore are excluded from revenues in the separate statements of comprehensive income.

3.	Summary of Significant Accounting Policies, Continued

(m)	Operating Segments

In accordance with K-IFRS No. 1108, Operating Segments, entity wide disclosures of geographic and product revenue information are provided in the consolidated financial statements.

(n)	Finance Income and Finance Costs

Finance income comprises interest income on funds invested (including available-for-sale financial assets), dividend income, gains on the disposal of available-for-sale financial assets, changes in the fair value of financial assets at fair value through profit or loss, and gains on hedging instruments that are recognized in profit or loss. Interest income is recognized as it accrues in profit or loss, using the effective interest method. Dividend income is recognized in profit or loss on the date that the Company’s right to receive payment is established.

Finance costs comprise interest expense on borrowings, unwinding of the discount on provisions, changes in the fair value of financial assets at fair value through profit or loss, impairment losses recognized on financial assets, and losses on hedging instruments that are recognized in profit or loss. Borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset are capitalized as part of the cost of that asset.

(o)	Income Tax

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive income.

(i) Current tax

Current tax is the expected tax payable or receivable on the taxable profit or loss for the year, using tax rates enacted or substantively enacted at the reporting date and any adjustment to tax payable in respect of previous years. The taxable profit is different from the accounting profit for the period since the taxable profit is calculated excluding the temporary differences, which will be taxable or deductible in determining taxable profit (tax loss) of future periods, and non-taxable or non-deductible items from the accounting profit.

3.	Summary of Significant Accounting Policies, Continued

(o)	Income Tax, Continued

(ii) Deferred tax

Deferred tax is recognized, using the liability method, in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates and tax laws that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and deferred tax assets reflects the tax consequences that would follow from the manner in which the Company expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities. However, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill.

The Company recognizes a deferred tax liability for all taxable temporary differences associated with investments in subsidiaries, associates, and interests in joint ventures, except to the extent that the Company is able to control the timing of the reversal of the temporary differences and it is probable that the temporary differences will not reverse in the foreseeable future. A deferred tax asset is recognized for all deductible temporary differences to the extent that it is probable that the differences relating to investments in subsidiaries, associates and jointly controlled entities will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilized.

Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

The Company offsets deferred tax assets and deferred tax liabilities if, and only if, the Company has a legally enforceable right to set off current tax assets against current tax liabilities and the deferred tax assets and the deferred tax liabilities relate to income taxes levied by the same taxation authority.

(p)	Earnings per Share

The Company presents basic and diluted earnings per share (“EPS”) data for its common stocks. Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders of the Company by the weighted average number of common stocks outstanding during the period. Diluted EPS is determined by adjusting the profit or loss attributable to ordinary shareholders and the weighted average number of common stocks outstanding, adjusted for the effects of all dilutive potential common stocks, which comprise convertible bonds.

(q)	New Standards and Amendments Not Yet Adopted

Amendment to K-IFRS No. 1032, Financial Instruments: Presentation

The amendment improves application guidance of K-IFRS No. 1032, Financial Instruments: Presentation, to clarify criterion of offsetting financial assets and financial liabilities. The amendment will be effective for annual periods beginning on or after January 1, 2014, and has not been adopted early in preparing the separate financial statements.

Management believes that the adoption of the amendment is expected to have no significant impact on the separate statement of financial position of the Company.

4.	Determination of Fair Value

A number of the Company’s accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and/or disclosure purposes based on the following methods. When applicable, further information about the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.

(a)	Current Assets and Liabilities

The carrying amounts approximate fair value because of the short maturity of these instruments.

(b)	Trade Receivables and Other Receivables

The fair value of trade and other receivables is estimated as the present value of future cash flows, discounted at the market rate of interest at the reporting date. This fair value is determined for disclosure purposes. The carrying amounts of short-term receivables approximate fair value.

(c)	Investments in Equity and Debt Securities

The fair value of marketable available-for-sale financial assets is determined by reference to their quoted closing bid price at the reporting date. The fair value of non-marketable securities is determined using valuation methods.

(d)	Non-derivative Financial Liabilities

The fair value of financial liabilities at FVTPL is determined by reference to their quoted closing price at the reporting date. Fair value, which is determined for disclosure purposes, except for the liabilities at FVTPL, is calculated based on the present value of future principal and interest cash flows, discounted at the market rate of interest at the reporting date.

5.	Risk Management

(a)	Financial Risk Management

The Company is exposed to credit risk, liquidity risk and market risks. The Company identifies and analyzes such risks, and controls are implemented under a risk management system to monitor and manage these risks at below a threshold level.

(i) Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Company’s receivables from customers.

The Company’s exposure to credit risk of trade and other receivables is influenced mainly by the individual characteristics of each customer. However, management considers the demographics of the Company’s customer base, including the default risk of the country in which customers operate, do not have a significant influence on credit risk since the majority of the customers are global electronic appliance manufacturers operating in global markets.

5.	Risk Management, Continued

(a) Financial Risk Management, Continued

(i) Credit risk, Continued

The Company establishes credit limits for each customer and each new customer is analyzed quantitatively and qualitatively before determining whether to utilize third party guarantees, insurance or factoring as appropriate.

The Company does not establish allowances for receivables under insurance and receivables from customers with a high credit rating. For the rest of the receivables, the Company establishes an allowance for impairment of trade and other receivables that have been individually or collectively evaluated for impairment and estimated on the basis of historical loss experience for assets.

(ii) Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Company’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation.

The Company has historically been able to satisfy its cash requirements from cash flows from operations and debt and equity financing. To the extent that the Company does not generate sufficient cash flows from operations to meet its capital requirements, the Company may rely on other financing activities, such as external long-term borrowings and offerings of debt securities, equity-linked and other debt securities. In addition, the Company maintains a line of credit with various banks.

(iii) Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates and equity prices will affect the Company’s income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return.

(iv) Currency risk

The Company is exposed to currency risk on sales, purchases and borrowings that are denominated in a currency other than the functional currency of the Company, Korean won (KRW). The currencies in which these transactions primarily are denominated are USD and JPY.

Interest on borrowings is denominated in the currency of the borrowing. Generally, borrowings are denominated in currencies that match the cash flows generated by the underlying operations of the Company, primarily KRW, USD and JPY.

In respect of other monetary assets and liabilities denominated in foreign currencies, the Company ensures that its net exposure is kept to an acceptable level by buying or selling foreign currencies at spot rates when necessary to address short-term imbalances. In consideration of the currency fluctuation, the Company adopts policies to adjust factoring volumes of foreign currency denominated receivables or utilizing usance as a means to settle payables for the purchase of manufacturing facilities.

5.	Risk Management, Continued

(v) Interest rate risk

Interest rate risk arises principally from the Company’s debentures and borrowings. The Company establishes and applies its policy to reduce uncertainty arising from fluctuations in the interest rate and to minimize finance cost and manages interest rate risk by monitoring of trends of fluctuations in interest rate and establishing plan for countermeasures.

(b)	Capital Management

Management’s policy is to maintain a capital base so as to maintain investor, creditor and market confidence and to sustain future development of the business. Liabilities to equity ratio, net borrowings to equity ratio and other financial ratios are used by management to achieve an optimal capital structure. Management also monitors the return on capital as well as the level of dividends to ordinary shareholders. Equity, defined by K-IFRS, is identical to the definition of capital, managed by management.

(In millions of won)
		December 31, 2013	December 31, 2012
Total liabilities	￦	10,882,168	14,140,468
Total equity		9,762,425	9,661,120
Cash and deposits in banks (*1)		1,554,235	1,715,566
Borrowings (including bonds)		3,881,689	4,412,162
Total liabilities to equity ratio		111%	146%
Net borrowings to equity ratio (*2)		24%	28%

(*1)	Cash and deposits in banks consists of cash and cash equivalents and deposit in banks.
(*2)	Net borrowings to equity ratio is calculated by dividing total equity with borrowings (including bonds) less cash and deposits in banks.

6.	Cash and Cash Equivalents and Deposits in Banks

Cash and cash equivalents and deposits in banks at the reporting date are as follows:

(In millions of won)
		December 31, 2013	December 31, 2012
Current assets
Cash and cash equivalents
Demand deposits	￦	253,059	1,400,566

Deposits in banks
Time deposits	￦	1,231,176	300,000
Restricted cash (*)		70,000	15,000

	￦	1,301,176	315,000

(*)	Restricted cash relates to mutual growth fund to aid LG Group’s second and third-tier suppliers.

7.	Receivables and Other Current Assets

(a)	Trade accounts and notes receivable at the reporting date are as follows:

(In millions of won)
		December 31, 2013	December 31, 2012
Trade, net	￦	175,997	281,069
Due from related parties		3,367,196	4,267,390

	￦	3,543,193	4,548,459

(b)	Other accounts receivable at the reporting date are as follows:

(In millions of won)
		December 31, 2013	December 31, 2012
Current assets
Non-trade accounts receivable, net	￦	49,626	92,662
Accrued income		10,180	8,675

	￦	59,806	101,337

Due from related parties included in other accounts receivable, as of December 31, 2013 and 2012 are ￦1,154 million and ￦2,416 million, respectively.

(c)	Other assets at the reporting date are as follows:

(In millions of won)
		December 31, 2013	December 31, 2012
Current assets
Advance payments	￦	8,503	6,442
Prepaid expenses		44,179	38,281
Value added tax refundable		77,144	67,548

	￦	129,826	112,271

Non-current assets
Long-term prepaid expenses	￦	209,655	140,437
Long-term advance payments		3,500	—

	￦	213,155	140,437

8.	Inventories

Inventories at the reporting date are as follows:

(In millions of won)		December 31, 2013	December 31, 2012
Finished goods	￦	487,990	690,468
Work-in-process		570,008	620,175
Raw materials		240,439	354,240
Supplies		288,205	283,062

	￦	1,586,642	1,947,945

For the years ended December 31, 2013 and 2012, the amount of inventories recognized as cost of sales and inventory write-downs included in cost of sales is as follows:

(In millions of won)		2013	2012
Inventories recognized as cost of sales	￦	23,103,569	26,325,386
Including: inventory write-downs		189,312	118,903

There were no significant reversals of inventory write-downs recognized during 2013 and 2012.

9.	Other Financial Assets

(a)	Other financial assets at the reporting date are as follows:

(In millions of won)		December 31, 2013	December 31, 2012
Current assets
Deposits	￦	—	2,976

Non-current assets
Guarantee deposits with banks	￦	13	13
Available-for-sale financial assets		16,792	16,016
Deposits		15,282	53,043
Long-term other accounts receivable		8,818	11,246

	￦	40,905	80,318

(b)	Available-for-sale financial assets at the reporting date are as follows:

(In millions of won)		December 31, 2013	December 31, 2012
Non-current assets
Debt securities
Government bonds	￦	2,838	2,838
Equity securities
Intellectual Discovery, Ltd.	￦	2,673	2,673
Silicon works Co., Ltd.		11,281	10,505

		13,954	13,178

	￦	16,792	16,016

10.	Investments

(a)	Investments in subsidiaries consist of the following:

(In millions of won)			December 31, 2013			December 31, 2012
Overseas Subsidiaries	Location	Business	Percentage of ownership		Book value	Percentage of ownership		Book Value
LG Display America, Inc. (*1)	San Jose, U.S.A.	Sell TFT- LCD products	100%	￦	—	100%	￦	—
LG Display Germany GmbH	Ratingen, Germany	Sell TFT-LCD products	100%		19,373	100%		19,373
LG Display Japan Co., Ltd.	Tokyo, Japan	Sell TFT-LCD products	100%		15,686	100%		15,686
LG Display Taiwan Co., Ltd.	Taipei, Taiwan	Sell TFT-LCD products	100%		35,230	100%		35,230
LG Display Nanjing Co., Ltd.	Nanjing, China	Manufacture and sell TFT-LCD products	100%		561,635	100%		561,635
LG Display Shanghai Co., Ltd.	Shanghai, China	Sell TFT-LCD products	100%		9,093	100%		9,093
LG Display Poland Sp. z o.o.	Wroclaw, Poland	Manufacture and sell TFT-LCD products	80%		157,864	80%		157,864
LG Display Guangzhou Co., Ltd. (*2)	Guangzhou, China	Manufacture and sell TFT-LCD products	100%		174,157	90%		157,268
LG Display Shenzhen Co., Ltd.	Shenzhen, China	Sell TFT-LCD products	100%		3,467	100%		3,467
LG Display Singapore Pte. Ltd.	Singapore	Sell TFT-LCD products	100%		1,250	100%		1,250
L&T Display Technology (Xiamen) Limited	Xiamen, China	Manufacture LCD module and TV sets	51%		—	51%		—
L&T Display Technology (Fujian) Limited	Fujian, China	Manufacture LCD module and LCD monitor sets	51%		10,123	51%		10,123
LG Display Yantai Co., Ltd.	Yantai, China	Manufacture and sell TFT-LCD products	100%		88,488	100%		88,488
L&I Electronic Technology (Dongguan) Limited (*3)	Dongguan, China	Manufacture and sell e-Book devices	—		—	51%		—
Image & Materials, Inc. (*4)	Daejeon, South Korea	Manufacture EPD materials	—		—	100%		10,124
LUCOM Display Technology (Kunshan) Limited	Kunshan, China	Manufacture notebook borderless hinge-up	51%		8,594	51%		8,594
LG Display U.S.A., Inc.	McAllen, U.S.A.	Manufacture and sell TFT-LCD products	100%		12,353	100%		12,353
LG Display Reynosa S.A.de C.V. (*5)	Reynosa, Mexico	Manufacture TFT-LCD products	1%		92	1%		92
Nanumnuri Co., Ltd.	Gumi, South Korea	Janitorial services	100%		800	100%		800
LG Display China Co., Ltd. (*6)	Guangzhou,China	Manufacture and sell TFT-LCD products	64%		367,728	70%		30,399

				￦	1,465,933		￦	1,121,839

10.	Investments, Continued

(*1)	LG Display America, Inc. (“LGDUS”) was sentenced to pay a fine of USD 400 million by the U.S. Government in 2008, which LGDUS recorded as a loss. The Company recorded the cumulative loss of LGDUS, mostly related to the fine, in excess of the Company’s investment in LGDUS as other accounts payable. Meanwhile, there is no balance in other accounts payable as of December 31, 2013. In June and December 2013, the Company invested ￦128,708 million in cash in aggregate for the capital increase of LGDUS. There were no changes in the Company’s ownership percentage in LGDUS as a result of these additional investments.
(*2)	In October 2013, Skyworth TV Holdings Limited exercised its put option to sell 10% ownership of LG Display Guangzhou Co., Ltd. (“LGDGZ”) in whole at ￦16,889 million and LGDGZ became a wholly owned subsidiary of the Company.
(*3)	In April and June 2013, the Company invested an aggregate of ￦6,730 million in cash to participate in the disproportionate capital increase of L&I Electronic Technology (Dongguan) Limited and acquired the remaining interests from non-controlling shareholder and in November 2013, as L&I Electronic Technology (Dongguan) Limited completed liquidation, the Company collected ￦200 million in cash from the investment in L&I Electronic Technology (Dongguan) Limited and recognized ￦131 million for the difference between the collected amount and carrying amount as finance cost.
(*4)	In July 2013, the Company collected ￦8,494 million from the investment in Image & Materials, which completed liquidation, and recognized ￦1 million for the difference between the collected amount and the carrying amount as finance cost.
(*5)	LG Display U.S.A. Inc. is wholly owned by the Company and LG Display U.S.A. Inc. owns 99% of LG Display Reynosa S.A. de C.V. (“LGDRS”)
(*6)	In March, September, and October 2013, the Company contributed ￦337,329 million in cash for the capital increase of LG Display (China) Co., Ltd. (“LGDCA”) and as of December 31, 2013, the Company’s ownership percentage in LGDCA is 64%. Meanwhile, LGDGZ, a subsidiary of the Company, owns 6% of LGDCA.

The Company recognized an impairment loss of ￦8,027 million as finance costs for the difference between the carrying amount and the recoverable amount of investments in subsidiaries in which there are no realistic prospects of recovery of the assets in 2013.

10.	Investments, Continued

(b)	Investments in joint ventures consist of the following:

(In millions of won)
			December 31, 2013			December 31, 2012
Joint Ventures	Location	Business	Percentage of ownership		Book value	Percentage of ownership		Book value
Suzhou Raken Technology Co., Ltd. (*1)	Suzhou, China	Manufacture and sell LCD modules and LCD TV sets	51%	￦	120,184	51%	￦	108,266
Guangzhou New Vision Technology Research and Development Ltd. (*2)	Guangzhou, China	R&D on design of LCD modules and LCD TV sets	—		—	50%		4,569
Global OLED Technology LLC	Herndon, U.S.A.	Managing and licensing OLED patents	33%		53,282	33%		53,282

				￦	173,466		￦	166,117

(*1)	Despite of its 51% ownership, management concluded that the Company does not have control of Suzhou Raken Technology Co., Ltd. (“Raken”) because the Company and AmTRAN Technology Co., Ltd., which has a 49% equity interest of the investee, jointly control the board of directors of the investee through equal voting powers.

In September 2013, the Company invested ￦11,918 million in cash for the capital increase of Raken. There were no changes in the Company’s ownership percentage in Raken as a result of this additional investment.

(*2)	The Company received ￦3,540 million in cash for the remaining assets of Guangzhou New Vision Technology Research and Development Ltd. which was liquidated in November 2013 and recognized ￦1,029 million for the difference between the amount received and carrying amount as finance cost. As of December 31, 2013, Guangzhou New Vision Technology Research and Development Ltd. concluded the procedures of liquidation and at January 2, 2014, the registration of liquidation was completed.

10.	Investments, Continued

(c)	Investments in associates consist of the following:

(In millions of won)
			December 31, 2013			December 31, 2012
Associates	Location	Business	Percentage of ownership		Book Value	Percentage of ownership		Book value
Paju Electric Glass Co., Ltd.	Paju, South Korea	Manufacture electric glass for FPDs	40%	￦	45,089	40%	￦	45,089
TLI Inc. (*1)	Seongnam, South Korea	Manufacture and sell semiconductor parts	10%		6,961	12%		6,961
AVACO Co., Ltd.	Daegu, South Korea	Manufacture and sell equipment for FPDs	16%		6,021	16%		6,021
New Optics Ltd. (*2)	Yangju, South Korea	Manufacture back light parts for TFT-LCDs	46%		14,221	42%		14,221
LIG ADP Co., Ltd.	Seongnam, South Korea	Develop and manufacture the equipment for FPDs	13%		6,330	13%		6,330
WooRee E&L Co., Ltd (*3)	Ansan, South Korea	Manufacture LED back light unit packages	21%		11,900	30%		11,900
Dynamic Solar Design Co., Ltd. (*4)	Suwon, South Korea	Develop, manufacture and sell equipment for manufacturing solar battery and FPDs	—		—	40%		69
LB Gemini New Growth Fund No.16 (*5)	Seoul, South Korea	Invest in small and middle sized companies and benefit from M&A opportunities	31%		20,939	31%		15,489
Can Yang Investments Limited	Hong Kong	Develop, manufacture and sell LED parts	9%		17,516	9%		17,516
YAS Co., Ltd.	Paju, South Korea	Develop and manufacture deposition equipment for OLEDs	19%		10,000	19%		10,000
Eralite Optoelectronics (Jiangsu) Co., Ltd. (*6)	Suzhou, China	Manufacture LED Packages	20%		1,830	20%		4,626
Narenanotech Corporation	Yongin, South Korea	Manufacture and sell FPD manufacturing equipment	23%		30,000	23%		30,000
AVATEC Co., Ltd. (*7)	Daegu, South Korea	Process and sell glass for FPDs	16%		10,600	17%		10,600
Glonix Co., Ltd. (*8)	Gimhae, South Korea	Manufacture and sell LCD	20%		—	20%		2,000

				￦	181,407		￦	180,822

10.	Investments, Continued

(*1)	In 2013, the Company’s ownership in TLI Inc. was reduced from 12% to 10% due to the shares issued in relation to the exercise of warrants. The Company has its right to appoint a director to the board of directors of the investee.
(*2)	In 2013, as the Company did not participate in New Optics Ltd.’s reduction in capital stock through a distribution of cash, the Company’s ownership in New Optics Ltd. increased from 42% to 46%.
(*3)	In 2013, as the Company did not participate in the capital increase of WooRee E&L Co., Ltd. when WooRee E&L Co., Ltd. initially lists its shares in the Korea Securities Dealers Automated Quotations (“KOSDAQ”), the Company’s ownership in WooRee E&L Co., Ltd. was reduced from 30% to 21%.
(*4)	In 2013, the Company collected ￦107 million from the investment in Dynamic Solar Design Co., Ltd., which completed liquidation, and recognized ￦38 million of difference between the carrying amount and the recovered amount as finance cost.
(*5)	The Company is a member of limited partnership in the LB Gemini New Growth Fund No.16 (“the Fund”). In March and May 2013, the Company received ￦1,116 million and ￦260 million, respectively, from the Fund as capital distribution and made additional cash investment of ￦6,826 million in the Fund in June, September and December 2013, in aggregate. There were no changes in the Company’s ownership percentage in the Fund and the Company is committed to making future investments of up to an aggregate of ￦30,000 million.
(*6)	In 2013, the Company recognized an impairment loss of ￦2,796 million for the difference between the carrying amount and the recoverable amount the investment in Eralite Optoelectronics (Jiangsu) Co., Ltd., which manufactures LED Package.
(*7)	In 2013, the Company’s ownership in AVATEC Co., Ltd. was reduced from 17% to 16% due to the shares issued in relation to the exercise of stock options. The Company has its right to appoint a director to the board of directors of the investee.
(*8)	In 2013, the Company recognized an impairment loss of ￦2,000 million for the difference between the carrying amount and the recoverable amount of the investment in Glonix Co., Ltd., which manufactures and sells LCD. The Company has its right to appoint a director to the board of directors of the investee.

For the years ended December 31, 2013 and 2012, the aggregate amount of received dividends from subsidiaries, joint ventures and associates are ￦14,276 million and ￦55,318 million, respectively.

11.	Property, Plant and Equipment

Changes in property, plant and equipment for the year ended December 31, 2013 are as follows:

(In millions of won)
		Land	Buildings and structures	Machinery and equipment	Furniture and fixtures	Construction- in-progress (*1)	Others	Total
Acquisition cost as of January 1, 2013	￦	440,992	4,666,537	30,223,060	642,747	896,032	172,540	37,041,908
Accumulated depreciation as of January 1, 2013		—	(1,112,321)	(23,250,273)	(549,029)	—	(125,850)	(25,037,473)

Book value as of January 1, 2013		440,992	3,554,216	6,972,787	93,718	896,032	46,690	12,004,435
Additions		—	—	—	—	1,688,328	—	1,688,328
Depreciation		—	(225,608)	(3,089,654)	(51,550)	—	(14,154)	(3,380,966)
Disposals		(3,579)	(8,521)	(3,151)	(62)	—	—	(15,313)
Others (*2)		962	45,935	382,283	29,927	(468,828)	9,721	—
Subsidy received		—	(1,744)	—	—	—	—	(1,744)

Book value as of December 31, 2013	￦	438,375	3,364,278	4,262,265	72,033	2,115,532	42,257	10,294,740

Acquisition cost as of December 31, 2013	￦	438,375	4,702,736	30,425,132	675,033	2,115,532	195,947	38,552,755

Accumulated depreciation as of December 31, 2013	￦	—	(1,338,458)	(26,162,867)	(603,000)	—	(153,690)	(28,258,015)

(*1)	As of December 31, 2013, construction-in-progress relates to construction of manufacturing facilities including their machinery.
(*2)	Others are mainly amounts transferred from construction-in-progress.

11.	Property, Plant and Equipment, Continued

Changes in property, plant and equipment for the year ended December 31, 2012 are as follows:

(In millions of won)
		Land	Buildings and structures	Machinery and equipment	Furniture and fixtures	Construction- in-progress (*1)	Others	Total
Acquisition cost as of January 1, 2012	￦	443,612	3,381,625	26,729,966	615,078	3,390,305	162,961	34,723,547
Accumulated depreciation as of January 1, 2012		—	(917,938)	(19,668,774)	(499,253)	—	(115,029)	(21,200,994)

Book value as of January 1, 2012		443,612	2,463,687	7,061,192	115,825	3,390,305	47,932	13,522,553
Additions		—	—	—	—	2,458,909	—	2,458,909
Depreciation		—	(195,861)	(3,683,435)	(54,499)	—	(13,049)	(3,946,844)
Disposals		(2,787)	(7,010)	(7,653)	(19)	—	(2,761)	(20,230)
Others (*2)		167	1,295,192	3,604,853	32,411	(4,953,182)	14,568	(5,991)
Subsidy received		—	(1,792)	(2,170)	—	—	—	(3,962)

Book value as of December 31, 2012	￦	440,992	3,554,216	6,972,787	93,718	896,032	46,690	12,004,435

Acquisition cost as of December 31, 2012	￦	440,992	4,666,537	30,223,060	642,747	896,032	172,540	37,041,908

Accumulated depreciation as of December 31, 2012	￦	—	(1,112,321)	(23,250,273)	(549,029)	—	(125,850)	(25,037,473)

(*1)	As of December 31, 2012, construction-in-progress relates to construction of plants including their machinery.
(*2)	Others are mainly amounts transferred from construction-in-progress.

The capitalized borrowing costs and capitalization rate for the years ended December 31, 2013 and 2012 are as follows:

(In millions of won)
		2013	2012
Capitalized borrowing costs	￦	20,470	24,612
Capitalization rate		4.56%	3.29%

12. Intangible Assets

Changes in intangible assets for the year ended December 31, 2013 are as follows:

(In millions of won)
		Intellectual property rights	Software	Member- ships	Develop- ment costs	Construction- in-progress (software)	Customer relation- ships	Tech- nology	Good- will	Others (*2)	Total
Acquisition cost as of January 1, 2013	￦	542,895	423,125	50,233	495,120	2,204	24,011	11,074	14,593	13,076	1,576,331
Accumulated amortization as of January 1, 2013		(456,699)	(273,181)	—	(325,944)	—	(9,164)	(2,958)	—	(11,794)	(1,079,740)
Accumulated impairment loss as of January 1, 2013		—	—	(7,928)	—	—	—	—	—	—	(7,928)

Book value as of January 1, 2013		86,196	149,944	42,305	169,176	2,204	14,847	8,116	14,593	1,282	488,663
Additions-internally developed		—	—	—	123,271	—	—	—	—	—	123,271
Other additions		22,996	—	1,100	—	59,813	—	—	—	—	83,909
Amortization (*1)		(15,214)	(81,664)	—	(128,350)	—	(3,427)	(1,107)	—	(777)	(230,539)
Disposals		(285)	—	(1,215)	(854)	—	—	—	—	—	(2,354)
Impairment loss		—	—	(1,330)	—	—	—	—	—	—	(1,330)
Transfer from construction-in-progress		—	52,652	—	—	(52,652)	—	—	—	—	—

Book value as of December 31, 2013	￦	93,693	120,932	40,860	163,243	9,365	11,420	7,009	14,593	505	461,620

Acquisition cost as of December 31, 2013	￦	561,400	476,033	50,110	617,355	9,365	24,011	11,074	14,593	13,076	1,777,017

Accumulated amortization as of December 31, 2013	￦	(467,707)	(355,101)	—	(454,112)	—	(12,591)	(4,065)	—	(12,571)	(1,306,147)

Accumulated impairment loss as of December 31, 2013	￦	—	—	(9,250)	—	—	—	—	—	—	(9,250)

(*1)	The Company has classified the amortization as manufacturing overhead costs, selling expenses, administrative expenses, and research and development expenses.
(*2)	Others mainly consist of rights to use of electricity and gas supply facilities.

12. Intangible Assets, Continued

Changes in intangible assets for the year ended December 31, 2012 are as follows:

(In millions of won)
		Intellectual property rights	Software	Member- ships	Develop- ment costs	Construction- in-progress (software)	Customer relation- ships	Tech- nology	Good- will	Others (*2)	Total
Acquisition cost as of January 1, 2012	￦	523,849	357,121	50,077	361,223	10,819	24,011	11,074	14,593	13,076	1,365,843
Accumulated amortization as of January 1, 2012		(443,343)	(171,804)	—	(248,221)	—	(5,724)	(1,852)	—	(10,854)	(881,798)
Accumulated Impairment loss as of January 1, 2012		—	—	(4,535)	—	—	—	—	—	—	(4,535)

Book value as of January 1, 2012		80,506	185,317	45,542	113,002	10,819	18,287	9,222	14,593	2,222	479,510
Additions-internally developed		—	—	—	198,225	—	—	—	—	—	198,225
Other additions		19,046	—	156	—	61,058	—	—	—	—	80,260
Amortization (*1)		(13,356)	(105,046)	—	(142,051)	—	(3,440)	(1,106)	—	(940)	(265,939)
Impairment loss		—	—	(3,393)	—	—	—	—	—	—	(3,393)
Transfer from construction-in-progress		—	69,673	—	—	(69,673)	—	—	—	—	—

Book value as of December 31, 2012	￦	86,196	149,944	42,305	169,176	2,204	14,847	8,116	14,593	1,282	488,663

Acquisition cost as of December 31, 2012	￦	542,895	423,125	50,233	495,120	2,204	24,011	11,074	14,593	13,076	1,576,331

Accumulated amortization as of December 31, 2012	￦	(456,699)	(273,181)	—	(325,944)	—	(9,164)	(2,958)	—	(11,794)	(1,079,740)

Accumulated impairment loss as of December 31, 2012	￦	—	—	(7,928)	—	—	—	—	—	—	(7,928)

(*1)	The Company has classified the amortization as manufacturing overhead costs, selling expenses and administrative expenses, and research and development expenses.
(*2)	Others mainly consist of rights to use of electricity and gas supply facilities.

13. Financial Instruments

(a) Credit Risk

(i) Exposure to credit risk

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk at the reporting date is as follows:

(In millions of won)
		December 31, 2013	December 31, 2012
Cash and cash equivalents	￦	253,059	1,400,566
Trade accounts and notes receivable, net		3,543,193	4,548,459
Other accounts receivable, net		59,806	101,337
Available-for-sale financial assets		2,838	2,838
Other non-current financial assets		8,831	11,259
Deposits		15,282	56,019
Deposits in banks		1,301,176	315,000

	￦	5,184,185	6,435,478

In addition to the financial assets above, as of December 31, 2013 and 2012, the Company provides payment guarantees of ￦7,387 million and ￦15,124 million, respectively, for its subsidiaries.

The maximum exposure to credit risk for trade accounts and notes receivable at the reporting date by geographic region is as follows:

(In millions of won)
		December 31, 2013	December 31, 2012
Domestic	￦	264,703	205,454
Euro-zone countries		286,445	529,138
Japan		116,994	167,242
United States		1,236,652	1,790,401
China		987,746	1,307,759
Taiwan		422,461	257,793
Others		228,192	290,672

	￦	3,543,193	4,548,459

13. Financial Instruments, Continued

(ii) Impairment loss

The aging of trade accounts and notes receivable at the reporting date was as follows:

(In millions of won)		December 31, 2013		December 31, 2012
		Book value	Impairment loss	Book value	Impairment loss
Not past due	￦	3,551,096	(9,890)	4,528,302	(235)
Past due 1-15 days		1,650	(4)	5,927	(2)
Past due 16-30 days		112	(1)	9,531	(1)
Past due 31-60 days		53	(1)	2,154	(3)
Past due more than 60 days		180	(2)	2,788	(2)

	￦	3,553,091	(9,898)	4,548,702	(243)

The movement in the allowance for impairment in respect of receivables for the years ended December 31, 2013 and 2012 was as follows:

(In millions of won)
		2013	2012
Balance at the beginning of the year	￦	243	54
Bad debt expense		9,655	189

Balance at the end of the year	￦	9,898	243

13. Financial Instruments, Continued

(b) Liquidity Risk

The following are the contractual maturities of financial liabilities, including estimated interest payments, as of December 31, 2013.

(In millions of won)			Contractual cash flows
		Carrying amount	Total	6 months or less	6-12 months	1-2 years	2-5 years	More than 5 years
Non-derivative financial liabilities
Secured bank loan	￦	26,383	26,666	26,666	—	—	—	—
Unsecured bank loans		1,220,891	1,307,312	41,922	215,193	307,146	741,754	1,297
Unsecured bond issues		2,634,415	2,879,462	356,430	389,800	686,574	1,446,658	—
Trade accounts and notes payables		3,482,120	3,482,120	3,482,120	—	—	—	—
Other accounts payable		1,011,012	1,011,012	1,008,352	2,660	—	—	—
Other non-current liabilities		9,850	10,556	—	—	5,320	5,236	—
Payment guarantee		—	7,387	7,387	—	—	—	—

	￦	8,384,671	8,724,515	4,922,877	607,653	999,040	2,193,648	1,297

It is not expected that the cash flows included in the maturity analysis could occur significantly earlier, or at significantly different amounts.

13. Financial Instruments, Continued

(c) Currency Risk

(i) Exposure to currency risk

The Company’s exposure to foreign currency risk based on notional amounts at the reporting date is as follows:

(In millions)	December 31, 2013
	USD	JPY	PLN	EUR
Cash and cash equivalents	199	1,927	1	4
Deposits in banks	—	—	—	20
Trade accounts and notes receivable	3,091	6,390	—	19
Other accounts receivable	7	—	—	—
Long-term other accounts receivable	8	—	—	—
Other assets denominated in foreign currencies	—	51	—	—
Trade accounts and notes payable	(2,703)	(24,532)	—	—
Other accounts payable	(153)	(3,210)	—	(6)
Debts	(700)	—	—	—

Net exposure	(251)	(19,374)	1	37

(In millions)	December 31, 2012
	USD	JPY	CNY	PLN	EUR
Cash and cash equivalents	696	7,508	5	1	47
Trade accounts and notes receivable	4,002	6,400	—	—	38
Other accounts receivable	17	1	—	—	—
Other assets denominated in foreign currencies	—	51	—	—	—
Trade accounts and notes payable	(2,857)	(31,162)	—	—	—
Other accounts payable	(248)	(12,262)	(5)	—	(7)
Debts	(870)	—	—	—	—
Bonds	(349)	—	—	—	—

Net exposure	391	(29,464)	—	1	78

13. Financial Instruments, Continued

Significant exchange rates applied during the reporting periods are as follows:

(In won)		Average rate			Reporting date spot rate
		2013	2012		December 31, 2013	December 31, 2012
USD	￦	1,094.79	1,126.88	￦	1,055.30	1,071.10
JPY		11.23	14.13		10.05	12.48
CNY		178.06	178.59		174.09	171.88
PLN		346.39	346.41		351.11	348.21
EUR		1,453.39	1,448.63		1,456.26	1,416.26

(ii)	Sensitivity analysis

A weaker won, as indicated below, against the following currencies which comprise the Company’s assets or liabilities denominated in a foreign currency as of December 31, 2013 and 2012, would have increased (decreased) equity and profit or loss by the amounts shown below. This analysis is based on foreign currency exchange rate variances that the Company considers to be reasonably possible as of the end of the reporting period. The analysis assumes that all other variables, in particular interest rates, would remain constant. The changes in equity and profit or loss before tax would have been as follows:

(In millions of won)		2013		2012
		Equity	Profit or loss	Equity	Profit or loss
USD (5 percent weakening)	￦	(10,039)	(10,039)	15,873	15,873
JPY (5 percent weakening)		(7,377)	(7,377)	(13,931)	(13,931)
PLN (5 percent weakening)		13	13	13	13
EUR (5 percent weakening)		2,042	2,042	4,187	4,187

A stronger won against the above currencies as of December 31, 2013 and 2012 would have had the equal but opposite effect on the above currencies to the amounts shown above, on the basis that all other variables remain constant.

(d)	Interest Rate Risk

(i)	Profile

The interest rate profile of the Company’s interest-bearing financial instruments at the reporting date is as follows:

(In millions of won)		December 31, 2013	December 31, 2012
Fixed rate instruments
Financial assets	￦	1,557,073	1,718,404
Financial liabilities		(3,135,500)	(3,044,050)

	￦	(1,578,427)	(1,325,646)

Variable rate instruments
Financial liabilities	￦	(746,189)	(1,368,112)

13.	Financial Instruments, Continued

(ii)	Equity and profit or loss sensitivity analysis for variable rate instruments

For the years ended December 31, 2013 and 2012, a change of 100 basis points in interest rates at the reporting date would have increased (decreased) equity and profit or loss before tax by the amounts shown below for the respective following years. This analysis assumes that all other variables, in particular foreign currency rates, remain constant.

(In millions of won)		Equity		Profit or loss
		1% increase	1% decrease	1% increase	1% decrease
December 31, 2013
Variable rate instruments	￦	(5,656)	5,656	(5,656)	5,656
December 31, 2012
Variable rate instruments	￦	(10,370)	10,370	(10,370)	10,370

(e)	Fair Values

(i)	Fair values versus carrying amounts

The fair values of financial assets and liabilities, together with the carrying amounts shown in the separate statement of financial position, are as follows:

(In millions of won)		December 31, 2013		December 31, 2012
		Carrying amounts	Fair values	Carrying amounts	Fair values
Assets carried at fair value
Available-for-sale financial assets	￦	14,119	14,119	13,343	13,343
Assets carried at amortized cost
Cash and cash equivalents	￦	253,059	253,059	1,400,566	1,400,566
Deposits in banks		1,301,176	1,301,176	315,000	315,000
Trade accounts and notes receivable		3,543,193	3,543,193	4,548,459	4,548,459
Other accounts receivable		59,806	59,806	101,337	101,337
Other non-current financial assets		8,831	8,831	11,259	11,259
Deposits		15,282	15,282	56,019	56,019

	￦	5,181,347	5,181,347	6,432,640	6,432,640

Liabilities carried at amortized cost
Secured bank loans	￦	26,383	26,383	53,555	53,555
Unsecured bank loans		1,220,891	1,245,426	1,740,003	1,779,819
Unsecured bond issues		2,634,415	2,689,697	2,618,604	2,677,038
Trade accounts and notes payable		3,482,120	3,482,120	4,386,383	4,386,383
Other accounts payable		1,011,012	1,011,067	2,479,772	2,479,772
Other non-current liabilities		9,850	9,930	—	—

	￦	8,384,671	8,464,623	11,278,317	11,376,567

The basis for determining fair values is disclosed in note 4.

13.	Financial Instruments, Continued

(ii)	Interest rates used for determining fair value

The significant interest rates applied for determination of the above fair value at the reporting date are as follows:

	December 31, 2013	December 31, 2012
Debentures, loans and borrowings	2.99%	3.69%

(iii)	Fair value hierarchy

The table below analyzes financial instruments carried at fair value based on the input variables used in the valuation method to measure fair value of assets and liabilities. The different levels have been defined as follows:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities

•	Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly

•	Level 3: inputs for the asset or liability that are not based on observable market data

The financial instruments carried at fair value as of December 31, 2013 and 2012 are as follows:

(In millions of won)
		Level 1	Level 2	Level 3	Total
December 31, 2013
Assets
Available-for-sale financial assets	￦	14,119	—	—	14,119

(In millions of won)
		Level 1	Level 2	Level 3	Total
December 31, 2012
Assets
Available-for-sale financial assets	￦	13,343	—	—	13,343

14.	Financial Liabilities

(a)	Financial liabilities at the reporting date are as follows:

(In millions of won)		December 31, 2013	December 31, 2012
Current
Current portion of long-term debt	￦	886,852	971,577

Non-current
Won denominated borrowings	￦	503,968	807,005
Foreign currency denominated borrowings		495,991	589,105
Bonds		1,994,878	2,044,475

	￦	2,994,837	3,440,585

(b)	Long-term debt at the reporting date is as follows:

(In millions of won, USD) Lender	Annual interest rate as of December 31, 2013 (*)		December 31, 2013	December 31, 2012
Local currency loans
Shinhan Bank and others	3-year Korean Treasury Bond rate less 1.25%, 2.75%	￦	11,932	16,629
Korea Development Bank and others	4.51%~4.96%		496,632	845,072
Less current portion of long-term debt			(4,596)	(54,696)

		￦	503,968	807,005

Foreign currency loans
The Export-Import Bank of Korea	—	￦	—	26,777
Kookmin Bank and others	3ML+0.90%~2.25%, 6ML+1.78%,		738,710	905,080

Foreign currency equivalent			USD 700	USD 870

Less current portion of long-term debt			(242,719)	(342,752)

		￦	495,991	589,105

(*)	ML represents Month LIBOR (London Inter-Bank Offered Rates).

14.	Financial Liabilities, Continued

(c)	Details of debentures issued and outstanding at the reporting date are as follows:

(In millions of won, USD and JPY)	Maturity	Annual interest rate as of December 31, 2013		December 31, 2013	December 31, 2012
Local currency debentures (*)
Publicly issued debentures	April 2014~ November 2018	2.90%~5.89%	￦	2,640,000	2,250,000
Less discount on debentures				(5,585)	(5,579)
Less current portion of debentures				(639,537)	(199,946)

			￦	1,994,878	2,044,475

Foreign currency debentures
Floating-rate bonds			￦	—	374,885

Foreign currency equivalent				—	USD 350
				—

Less discount on bonds				—	(702)
Less current portion of bonds				—	(374,183)

			￦	—	—

			￦	1,994,878	2,044,475

(*)	Principal of the local currency debentures is to be repaid at maturity and interests are paid quarterly in arrears.

15.	The Nature of Expenses and Others

The classification of expenses by nature for the years ended December 31, 2013 and 2012 are as follows:

(In millions of won)		2013	2012
Changes in inventories	￦	361,303	(35,236)
Purchases of raw materials, merchandise and others		11,578,556	14,873,603
Depreciation and amortization		3,611,505	4,212,783
Outsourcing fees		3,852,996	3,992,309
Labor costs		2,191,521	2,040,044
Supplies and others		917,010	758,544
Utility		694,407	631,087
Fees and commissions		365,780	342,550
Shipping costs		222,770	372,050
Advertising		144,777	103,997
After-sale service expenses		99,216	78,502
Travel		50,921	43,461
Taxes and dues		43,646	38,329
Others		1,243,107	1,072,229

	￦	25,377,515	28,524,252

Total expenses consist of cost of sales, selling, administrative, research and development expenses and other non-operating expenses, excluding foreign exchange differences.

For the year ended December 31, 2013, other non-operating income and other non-operating expenses contained exchange differences amounting to ￦829,122 million and ￦754,227 million, respectively (for the year ended December 31, 2012 : ￦933,035 million and ￦795,897 million, respectively) (note 25).

The expenses for the year ended December 31, 2012 were reclassified to conform to the classification for the year ended December 31, 2013.

16.	Selling and Administrative Expenses

Details of selling and administrative expenses for the years ended December 31, 2013 and 2012 are as follows:

(In millions of won)		2013	2012
Salaries	￦	151,023	133,626
Expenses related to defined benefit plan		21,454	19,633
Other employee benefits		29,988	26,544
Shipping costs		170,450	299,210
Fees and commissions		130,863	121,893
Depreciation		80,719	95,993
Taxes and dues		2,256	2,365
Advertising		144,777	103,997
After-sale service		99,216	78,502
Rent		9,346	9,214
Insurance		5,168	5,999
Travel		15,265	12,774
Training		10,516	11,476
Others		38,826	25,592

	￦	909,867	946,818

17.	Employee Benefits

The Company’s defined benefit plan provides a lump-sum payment to an employee based on final salary rates and length of service at the time the employee leaves the Company.

The defined benefit plans expose the Company to actuarial risks, such as the risk associated with expected periods of service, interest rate risk, market (investment) risk, and others with the defined benefit plan.

(a)	Recognized liabilities for defined benefit obligations at the reporting date are as follows:

(In millions of won)		December 31, 2013	December 31, 2012
Present value of partially funded defined benefit obligations	￦	807,347	672,032
Fair value of plan assets		(488,651)	(491,730)

	￦	318,696	180,302

17.	Employee Benefits, Continued

(b)	Changes in the present value of the defined benefit obligations for the years ended December 31, 2013 and 2012 are as follows:

(In millions of won)		2013	2012
Opening defined benefit obligations	￦	672,032	486,519
Current service cost		149,392	129,511
Interest cost		26,019	22,909
Remeasurements (before tax)		(1,373)	75,921
Benefit payments		(40,730)	(40,230)
Transfers from related parties		2,007	(2,598)

Closing defined benefit obligations	￦	807,347	672,032

Weighted average remaining maturity of defined benefit obligations as of December 31, 2013, and 2012 are 13.4 years and 13.8 years, respectively.

(c)	Changes in fair value of plan assets for the years ended December 31, 2013 and 2012 are as follows:

(In millions of won)		2013	2012
Opening fair value of plan assets	￦	491,730	340,253
Expected return on plan assets		16,545	14,190
Remeasurements (before tax)		6	199
Contributions by employer directly to plan assets		15,000	160,000
Benefit payments		(34,630)	(22,912)

Closing fair value of plan assets	￦	488,651	491,730

(d)	Plan assets at the reporting date are as follows:

(In millions of won)		December 31, 2013	December 31, 2012
Guaranteed deposits in banks	￦	488,651	491,730

As of December 31, 2013, the Company maintains the plan assets with Mirae Asset Securities Co., Ltd., Shinhan Bank, etc.

The Company’s estimated contribution to the plan assets for the year ending December 31, 2014 is ￦111,829 under the assumption that the Company continues to maintain the plan assets at 70% of the amount payable if all the employees of the Company would leave the Company on December 31, 2014.

17.	Employee Benefits, Continued

(e)	Expenses recognized in profit or loss for the years ended December 31, 2013 and 2012 are as follows:

(In millions of won)		2013	2012
Current service cost	￦	149,392	129,511
Net interest cost		9,474	8,719

	￦	158,866	138,230

Expenses are recognized in the following line items in the separate statements of comprehensive income.

(In millions of won)		2013	2012
Cost of sales	￦	126,712	108,802
Selling expenses		10,194	9,480
Administrative expenses		11,260	10,153
Research and development expenses		10,700	9,795

	￦	158,866	138,230

(f)	Remeasurements of defined benefit liability (asset) included in other comprehensive income for the years ended December 31, 2013 and 2012 are as follows:

(In millions of won)		2013	2012
Included in other comprehensive income
Balance at January 1	￦	(86,306)	(28,909)
Remeasurements
Actuarial profit or loss arising from:
Experience adjustment		(33,447)	(34,372)
Demographic assumptions		(3,791)	(19,939)
Financial assumptions		38,611	(21,610)
Return on plan assets		6	199

		1,379	(75,722)

Income tax		(334)	18,325

Balance at December 31	￦	(85,261)	(86,306)

(g)	Principal actuarial assumptions at the reporting date (expressed as weighted averages) are as follows:

	December 31, 2013	December 31, 2012
Expected rate of salary increase	5.1%	5.1%
Discount rate for defined benefit obligations	4.4%	4.0%

17.	Employee Benefits, Continued

Assumptions regarding future mortality are based on published statistics and mortality tables. The current mortality underlying the values of the liabilities in the defined benefit plans are as follows:

		December 31, 2013	December 31, 2012
Twenties	Males	0.01%	0.01%
	Females	0.00%	0.00%
Thirties	Males	0.01%	0.02%
	Females	0.01%	0.01%
Forties	Males	0.03%	0.04%
	Females	0.01%	0.02%
Fifties	Males	0.06%	0.08%
	Females	0.03%	0.04%

(h)	Reasonably possible changes to respective relevant actuarial assumptions would have affected the defined benefit obligations by the amounts as of December 31, 2013 are as follows:

		Defined benefit obligation
		1% increase	1% decrease
Discount rate for defined benefit obligations	￦	(93,695)	113,664
Expected rate of salary increase		111,877	(94,103)

18.	Provisions and Other Liabilities

Changes in provisions for the year ended December 31, 2013 are as follows:

(In millions of won)
		Litigations and claims (*1)	Warranties (*2)	Others	Total
Balance of January 1, 2013		200,589	54,155	1,526	256,270
Additions		234,944	99,216	317	334,477
Usage and reclassification	￦	(278,976)	(107,029)	—	(386,005)

Balance at December 31, 2013		156,557	46,342	1,843	204,742

Thereof current		156,557	41,337	1,843	199,737
Thereof non-current		—	5,005	—	5,005

(*1)	The Company expects that the provision for litigation and claims will be utilized in the next year.
(*2)	The provision for warranties covers defective products and is normally applicable for eighteen months from the date of purchase. The warranty liability is calculated by using historical and anticipated rates of warranty claims, and costs per claim to satisfy the Company’s warranty obligation.

Other liabilities at the reporting date are as follows:

(In millions of won)		December 31, 2013	December 31, 2012
Current liabilities
Withholdings	￦	26,111	21,664
Unearned revenues		4,732	4,732

	￦	30,843	26,396

Non-current liabilities
Long-term accrued expenses	￦	335,034	318,219
Long-term other accounts payable		39,530	—
Long-term unearned revenues		7,494	12,226

	￦	382,058	330,445

19.	Commitments

Factoring and securitization of accounts receivable

The Company has agreements with Korea Development Bank and several other banks for accounts receivable sales negotiating facilities of up to an aggregate of USD 1,713 million (￦1,808,235 million) and JPY 5,000 million (￦50,233 million) in connection with the Company’s export sales transactions with its subsidiaries. As of December 31, 2013, no accounts and notes receivable were sold but are not past due. In connection with all of the contracts in this paragraph, the Company has sold its accounts receivable with recourse.

The Company has a credit facility agreement with Shinhan Bank pursuant to which the Company could sell its accounts receivables up to an aggregate of ￦100,000 million in connection with its domestic sales transactions and, as of December 31, 2013, no accounts and notes receivable were sold but not past due. In addition, the Company entered into agreements with Standard Chartered Bank for accounts receivable sales negotiating facilities of up to USD 50 million (￦52,765 million) and USD 23 million (￦24,272 million), in April 2011 and November 2012, respectively. As of December 31, 2013, no accounts and notes receivables sold to Standard Chartered Bank were outstanding in connection with these agreements. In connection with all of the contracts in this paragraph, the Company has sold its accounts receivable without recourse.

Letters of credit

As of December 31, 2013, the Company has agreements with Korea Exchange Bank in relation to the opening of letters of credit up to USD 15 million (￦15,830 million), USD 15 million (￦15,830 million) with China Construction Bank, JPY 1,000 million (￦10,047 million) with Woori Bank, USD 100 million (￦105,530 million) with Bank of China, USD 60 million (￦63,318 million) with Sumitomo Mitsui Banking Corporation, USD 30 million (￦31,659 million) with Hana Bank, and USD 30 million (￦31,659 million) with Shinhan Bank.

Payment guarantees

The Company obtained payment guarantees amounting to USD 8.5 million (￦8,970 million) and EUR 215 million (￦313,096 million) from Royal Bank of Scotland and other various banks for a number of occasions including value added tax payments in Poland. In addition, the Company provides a payment guarantee in connection with the term loan credit facilities of LG Display America, Inc. with an aggregate amount of USD 7 million (￦7,387 million) for principals and related interests.

License agreements

As of December 31, 2013, in relation to its TFT-LCD business, the Company has technical license agreements with Hitachi Display, Ltd. and others and has a trademark license agreement with LG Corp.

Long-term supply agreement

In connection with long-term supply agreements, as of December 31, 2013, the Company’s balance of advances received from a customer amount to USD 980 million (￦1,034,194 million) in aggregate. The advances received will be offset against outstanding accounts receivable balances after a given period of time, as well as those arising from the supply of products thereafter. The Company received a payment guarantee amounting to USD 200 million (￦211,060 million) from the Industrial Bank of Korea relating to advances received.

19.	Commitments, Continued

Pledged Assets

Regarding the secured bank loan amounting to USD 25 million (￦26,383 million) from the Export-Import Bank of Korea, the Company provided part of its OLED manufacturing machinery as pledged assets.

20.	Contingencies

Anvik Corporation’s lawsuit for infringement of patent

In 2007, Anvik Corporation filed a patent infringement case against the Company, along with other LCD manufacturing companies in the United States District Court for the Southern District of New York (“SDNY district court”), in connection with the usage of photo-masking equipment manufactured by Nikon Corporation. The court granted Nikon Corporation’s motion for summary judgment of invalidity of the patents-in-suit and entered a judgment in favor of Nikon Corporation, the Company and LG Display America, Inc. and other TFT-LCD manufacturing companies, dismissing the case in April 2012. In April 2012, Anvik Corporation appealed the court’s decision to the United States Court of Appeals for the Federal Circuit (“CAFC”). In March 2013, the CAFC has reversed the SDNY district court’s summary judgment ruling and remanded the case back to the district court for further proceedings. However, the Company and Anvik Corporation amicably settled with no payment and the charge was dropped in January 2014.

Industrial Technology Research Institute of Taiwan’s action for patent infringement

In 2012, the United States International Trade Commission (“USITC”) granted a motion by Industrial Technology Research Institute of Taiwan (“ITRI”) to add the Company and LG Display America, Inc. as additional respondents in an investigation under Section 337 of the United States Tariff Act (In the Matter of Certain Devices for Improving Uniformity Used in a Backlight Module and Components Thereof and Products Containing the Same, Investigation No. 337-TA-805). ITRI is seeking an exclusion order which prohibits the importation of televisions and monitors incorporating the Company’s products into the United States for alleged patent infringement. On October 22, 2012, USITC issued a Notice of Initial Determination finding that the Company and LG Display America, Inc. did not infringe the asserted patent of ITRI. On May 17, 2013, USITC issued a final determination finding that the patent was invalid and the Company and LG Display America, Inc. had not infringed ITRI’s patents. Meanwhile, ITRI appealed to the CAFC.

Patent Infringement Litigations and Invalidity Proceedings Between the Company and Samsung Display Co., Ltd. and Samsung Electronics Co., Ltd.

In September 2012, the Company filed a complaint in the Seoul Central District Court against Samsung Display Co., Ltd. (“SSD”) and Samsung Electronics Co., Ltd. (“SSE”) claiming infringement of seven patents related to OLED display technology and relevant manufacturing methods and seeking monetary compensation. In December 2012, SSD filed a complaint in the Seoul Central District Court against the Company and LG Electronics Co., Ltd. (“LGE”) claiming infringement of seven patents related to LCD technology and seeking monetary compensation. Each party respectively responded by requesting for an invalidity proceeding over such LCD patents in the Korean Intellectual Property Tribunal. For the amicable settlement, the settlement proceeded under the arbitration of the Korean government and, on September 23, 2013, the Company and Samsung Display withdrew the entire patent infringement litigations and invalidity proceedings and agreed to seek patent cooperation measures through conversation.

20.	Contingencies, Continued

Patent Infringement Litigations Between the Company and Delaware Display Group LLC and Innovative Display Technologies LLC.

In December 2013, Delaware Display Group LLC and Innovative Display Technologies LLC filed a patent infringement case against the Company in the United States District Court for the District of Delaware. As of December 31, 2013, the Company could not reasonably estimate the outcome of the case.

Request for arbitration of Arkema France and its subsidiary regarding termination of a contract with the Company

In October 2012, Arkema France (“Arkema”) and its subsidiary filed a request for arbitration in the International Court of Arbitration of the International Chamber of Commerce regarding termination of a contract with the Company. The Company is currently defending against Arkema’s claims.

Anti-trust investigations and litigations

In December 2006, the Company received notices of investigation by the Korea Fair Trade Commission, the Japan Fair Trade Commission, the U.S. Department of Justice, and the European Commission with respect to possible anti-competitive activities in the TFT-LCD industry. The Company subsequently received similar notices from the Canadian Bureau of Competition Policy, the Federal Competition Commission of Mexico, the Secretariat of Economic Law of Brazil and the Taiwan Fair Trade Commission.

In November 2008, the Company executed an agreement with the U.S. Department of Justice (“DOJ”) whereby the Company and its U.S. subsidiary, LG Display America, Inc. (“LGDUS”), pleaded guilty to a Sherman Antitrust Act violation and agreed to pay a single total fine of USD 400 million. In December 2008, the U.S. District Court for the Northern District of California accepted the terms of the plea agreement and entered a judgment against the Company and LGDUS and ordered the payment of USD 400 million. The agreement resolved all federal criminal charges against the Company and LGDUS in the United States in connection with this matter.

In December 2010, the European Commission (“the EC”) issued a decision finding that the Company engaged in anti-competitive activities in the LCD industry in violation of European competition laws and imposed a fine of EUR 215 million. In February 2011, the Company filed with the European Union General Court an application for partial annulment and reduction of the fine imposed by the EC. To date the European Union General Court has not ruled on the Company’s application. In November 2011, the Company received an additional Request for Information from the EC relating to the alleged anti-competitive activities in the LCD industry and is responding to the request.

In November 2009, the Taiwan Fair Trade Commission terminated its investigation without any finding of violations or levying of fines. Also, in February 2012, the Competition Bureau of Canada terminated its investigation against the Company without any finding of violations or levying of fines. To date no decision has been issued by the Japan Fair Trade Commission, and we believe the statutory time period by which the Commission was required to have issued a decision has already lapsed. To date investigations by the Federal Competition Commission of Mexico and the Secretariat of Economic Law of Brazil are ongoing.

In August 2011, the Korea Fair Trade Commission issued an Examination Report finding that the Company engaged in anti-competitive activities in violation of Korean fair trade laws and a hearing was held in October 2011. In December 2011, the Korea Fair Trade Commission imposed a fine on the Company and certain of its subsidiaries of approximately ￦31,378 million, and the Company filed an appeal of the decision with the Seoul High Court in December 2011. In February 2014, the Seoul High Court annulled the fining decision of the Korea Fair Trade Commission.

20.	Contingencies, Continued

Subsequent to the commencement of the DOJ investigation, a number of class action complaints were filed against the Company and other TFT-LCD panel manufacturers in the U.S. and Canada alleging violation of respective antitrust laws and related laws. The class action lawsuits in the U.S. were transferred to the Northern District of California for pretrial proceedings (“MDL Proceedings”). In March 2010, the court certified the class action complaints filed by direct purchasers and indirect purchasers. Seventy-eight entities (including groups of affiliated entities) submitted requests for exclusion from the direct purchaser class. The time period for submitting requests for exclusion from the indirect purchaser class expired on April 13, 2012 and ten entities (including groups and affiliated entities) submitted requests for exclusion from the indirect purchaser class. In addition, since 2010, the attorneys general of Arkansas, California, Florida, Illinois, Michigan, Mississippi, Missouri, New York, Oklahoma, Oregon, South Carolina, Washington, West Virginia and Wisconsin filed complaints against the Company, alleging similar antitrust violations as alleged in the MDL Proceedings. In June 2011, the Company reached a settlement with the direct purchaser class, which the federal district court approved in December 2011. In July 2012, the Company reached a settlement with the indirect purchaser class and with the state attorneys general of Arkansas, California, Florida, Michigan, Missouri, New York, West Virginia, and Wisconsin, which was approved by the federal district court in April 2013. In March 2013, the Oklahoma attorney general dismissed its action as to the Company pursuant to a settlement agreement.

Apart from the direct and indirect purchaser class actions, individual plaintiffs filed complaints in various state or federal courts in the United States alleging violation of the respective antitrust laws and related laws by various LCD panel manufacturers. To date the Company is defending against twenty one Direct Action Plaintiffs including Motorola Mobility, Inc., Electrograph Technologies Corp. and its affiliates, TracFone Wireless Inc., Costco Wholesale Corp., Office Depot, Inc., Interbond Corp. of America (BrandsMart), P.C. Richard & Son Long Island Corp., MARTA Cooperative of America, Inc., ABC Appliance (ABC Warehouse), Schultze Agency Services, LLC (Tweeter), AASI Creditor Liquidating Trust for All American Semiconductor Inc., Tech Data Corp. and its affiliate, CompuCom Systems, Inc., NECO Alliance LLC, Proview Technology, Inc. and its affiliates, Acer America Corp. and its affiliates, and the attorneys general of Illinois, Washington, Oregon, South Carolina, and Mississippi.

In Canada, the Ontario Superior Court of Justice certified the class action complaints filed by the direct and indirect purchasers in May 2011. The Company is pursuing an appeal of the decision as well as defending the on-going class actions in Quebec and British Columbia.

In Israel, the class action complaints were filed in the Central District Court in December 2013. The Company is in the preparation of the response.

While the Company continues its vigorous defense of the various pending proceedings described above, there is a possibility that one or more proceedings may result in an unfavorable outcome to the Company. For certain cases described above, management is not able to estimate the potential loss if the final outcome of the cases is unfavorable to the Company as the cases are in early stage and management does not have sufficient information to estimate the amount of possible loss. Otherwise the Company has established provisions with respect to certain of the contingencies, considering factors such as the nature of the litigation, claim, or assessment, the progress of the case and the opinions or views of legal counsel and other advisers. These estimates have been based on our assessment of the facts and circumstances and are subject to change materially based upon new information, intervening events and the final outcome of the cases.

20.	Contingencies, Continued

The Decision of the Supreme Court of Korea in Ordinary Wages

In December 2013, the Supreme Court of Korea ruled that all fixed payments such as bonuses and allowances that have been uniformly provided to employees on a regular basis must now be included when calculating the employee’s ordinary wage. Accordingly, if regular bonuses are included in ordinary wages, it may impact the amount of overtime payment, allowance for night work and others. Even though the employees could retrospectively claim for the payments for the past based on ordinary wages including regular bonuses in accordance with the Supreme Court’s decision, employees’ claim for underpayment could not be accepted if the principles of good faith are applied. The Supreme Court expressly noted that if an employer is able to prove that there is an agreement of the wage system between the employer and the labor union stipulating that the regular bonuses are excluded from ordinary wage, and that paying employees for the past due to employees’ claim for the invalidity of the agreement will cause a substantial detriment to the management or major threat to the existence of the Company due to unexpected financial burden as a result of having to pay employees, employees’ retrospective claim for underpayment could not be accepted. For the Company, prior to the ruling, there was an agreement of the wage system between the employer and the labor union stipulating that the regular bonuses are excluded from ordinary wage and the management believes that paying employees for the past based on ordinary wages including regular bonuses will cause a substantial detriment to the Company due to unexpected financial burden to the Company. Accordingly, as of December 31, 2013, as a result of the decision of the Supreme Court of Korea, the Company believes that the possibility of an outflow of economic benefit is remote.

21.	Capital and Reserves

(a) Share capital

The Company is authorized to issue 500,000,000 shares of capital stock (par value ￦5,000), and as of December 31, 2013, the number of issued common shares is 357,815,700. There have been no changes in the capital stock from January 1, 2012 to December 31, 2013.

(b)	Reserves

Reserve is comprised of the fair value reserve which is the cumulative net change in the fair value of available-for-sale financial assets until the investments are derecognized or impaired.

22.	Retained Earnings

(a)	Retained earnings at the reporting date are as follows:

(In millions of won)
		December 31, 2013	December 31, 2012
Legal reserve	￦	140,594	140,594
Other reserve		68,251	68,251
Defined benefit plan actuarial loss		(85,261)	(86,306)
Retained earnings		5,598,954	5,499,282

	￦	5,722,538	5,621,821

(b)	For the years ended December 31, 2013 and 2012, details of the Company’s appropriations of retained earnings are as follows:

(In millions of won, except for cash dividend per common stock)
		2013	2012
Retained earnings before appropriations
Unappropriated retained earnings carried over from prior year	￦	5,499,282	5,470,733
Net income		99,672	28,549

		5,598,954	5,499,282
Appropriation of retained earnings (*)		—	—

Unappropriated retained earnings carried forward to the following year	￦	5,598,954	5,499,282

(*)	For the years ended December 31, 2013 and 2012, the date of appropriation is March 7, 2014 and March 8, 2013, respectively.

23.	Related Parties

(a) Related parties

Related parties for the year ended December 31, 2013 are as follows:

Level	Description

Subsidiaries(*)	LG Display America, Inc. and others
Associates and joint ventures(*)	Suzhou Raken Technology Co., Ltd. and others
Subsidiaries of Associates	ADP System Co., Ltd.
Entity that has significant influence over the Company	LG Electronics Inc.
Subsidiaries of the entity that has significant influence over the Company	Subsidiaries of LG Electronics Inc.

(*)	Details of subsidiaries, associates and joint ventures are described in note 10.

Related parties that have transactions such as sales or balance of trade accounts and notes receivable and payable with the Company excluding subsidiaries, associates, and joint ventures for the years ended December 31, 2013 and 2012 are as follows:

Level	December 31, 2013	December 31, 2012

Subsidiaries of Associates	ADP System Co., Ltd.	ADP System Co., Ltd.

Entity that has significant influence over the Company	LG Electronics Inc.	LG Electronics Inc.

Subsidiaries of the entity that has significant influence over the Company	Hi Business Logistics Co., Ltd.	LG Electronics India Pvt. Ltd.
	Hiplaza Co., Ltd.	LG Electronics Vietnam Co., Ltd.
	Hi Entech Co., Ltd.	LG Electronics Thailand Co., Ltd.
	LG Hitachi Water Solutions Co., Ltd.	LG Electronics RUS, LLC
	LG Innotek Co., Ltd.	LG Electronics do Brasil Ltda.
	Hanuri Co., Ltd.	LG Electronics Shenyang Inc.
	Qingdao LG Inspur Digital Communication Co., Ltd.	LG Electronics (Hangzhou) Co., Ltd.
	LG Innotek Poland Sp. z o.o.	LG Electronics (Kunshan) Computer Co., Ltd.
	LG Innotek (Guangzhou) Co., Ltd.	Hi Business Logistics Co., Ltd.
	LG Electronics Vietnam Co., Ltd.	Hi Logistics Europe B.V.
	LG Electronics Thailand Co., Ltd.	LG Innotek Co., Ltd.
	LG Electronics RUS, LLC	LG Innotek Poland Sp. z o.o.
	LG Electronics Nanjing Display Co., Ltd.	LG Innotek (Guangzhou) Co., Ltd.
LG Electronics India Pvt. Ltd.
LG Electronics do Brasil Ltda.
LG Electronics (Kunshan) Computer Co., Ltd.
LG Electronics (Hangzhou) Co., Ltd.
Hi Logistics Europe B.V.

23.	Related Parties, Continued

(b) Key management personnel compensation

Compensation costs of key management for the years ended December 31, 2013 and 2012 are as follows:

(In millions of won)
		2013	2012
Short-term benefits	￦	2,591	1,567
Expenses related to the defined benefit plan		1,139	173

	￦	3,730	1,740

Key management refers to the registered directors who have significant control and responsibilities over the Company’s operations and business.

(c)	Significant transactions such as sales of goods and purchases of raw material and outsourcing service and others, which occurred in the normal course of business with related parties for the years ended December 31, 2013 and 2012 are as follows:

(In millions of won)		2013
		Sales and others	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Others
Subsidiaries
LG Display America, Inc.	￦	7,781,246	51	—	—	9
LG Display Japan Co., Ltd.		2,018,780	—	—	—	18
LG Display Germany GmbH		3,547,947	106	—	—	1,611
LG Display Taiwan Co., Ltd.		2,062,541	17	—	—	350
LG Display Nanjing Co., Ltd.		3,543	52	—	449,075	—
LG Display Shanghai Co., Ltd.		2,752,610	2	—	—	257
LG Display Poland Sp. z o.o.		1,177	96	—	82,375	128
LG Display Guangzhou Co., Ltd.		—	17,373	—	2,230,559	4,184
LG Display Shenzhen Co., Ltd.		2,230,943	—	—	—	36

LG Display Yantai Co., Ltd.		27,076	4,673	—	461,919	836
LUCOM Display Technology (Kunshan) Limited.		26,932	—	—	8,199	—
LG Display U.S.A. Inc.		97,940	—	—	—	—
LG Display Singapore Pte. Ltd.		1,382,368	44	—	—	—
L&T Display Technology (Fujian) Limited		446,754	10	—	—	—
Image&Materials, Inc.		—	—	189	—	—
Nanumnuri Co., Ltd.		—	—	—	—	4,865

	￦	22,379,857	22,424	189	3,232,127	12,294

23.	Related Parties, Continued

(In millions of won)		2013
		Sales and others	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Others
Joint Venture
Suzhou Raken Technology Co., Ltd.	￦	493,701	—	—	166,571	2

Associates and their subsidiaries
New Optics Ltd.	￦	—	76,929	—	2,470	6,315
LIG ADP Co., Ltd.		—	666	8,743	—	3,102
TLI Inc.		—	58,881	—	—	1,473
AVACO Co., Ltd.		—	665	44,040	—	4,712
AVATEC Co., Ltd.		292	23	—	61,738	3,897
Paju Electric Glass Co., Ltd.		—	734,714	—	—	4,713
LB Gemini New Growth Fund No. 16		880	—	—	—	—
Narenanotech Corporation		300	328	2,061	—	412
Glonix Co., Ltd		—	5,209	—	—	115
ADP System Co., Ltd.		—	924	1,524	—	692
YAS Co., Ltd.		—	1,941	82,483	—	855

	￦	1,472	880,280	138,851	64,208	26,286

Entity that has significant influence over the Company
LG Electronics Inc.	￦	1,350,965	39,237	208,531	—	38,204

Subsidiaries of the entity that has significant influence over the Company
LG Electronics India Pvt. Ltd.	￦	108,084	—	—	—	—
LG Electronics Vietnam Co., Ltd.		42,366	—	—	—	—
LG Electronics Thailand Co., Ltd.		69,674	—	—	—	—
LG Electronics Nanjing Display Co., Ltd.		6,010	—	—	—	—
LG Electronics RUS, LLC		9,622	—	—	—	—
LG Electronics do Brasil Ltda.		9,909	—	—	—	—

23.	Related Parties, Continued

(In millions of won)		2013
		Sales and others	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Others
Hi Business Logistics Co., Ltd.		41	—	—	—	30,611
Hi Logistics Europe B.V.		—	—	—	—	3,182
LG Innotek Co., Ltd.		6,139	448,794	—	—	5,109
LG Innotek Poland Sp. z o.o.		—	6,442	—	—	161
LG Innotek (Guangzhou) Co., Ltd.		—	5,937	—	—	—
LG Hitachi Water Solutions Co., Ltd.		—	—	29,344	—	—
Qingdao LG Inspur Digital Communication Co., Ltd.		23,714	—	—	—	—
Others		132	2,229	—	—	1,118

	￦	275,691	463,402	29,344	—	40,181

	￦	24,501,686	1,405,343	376,915	3,462,906	116,967

(In millions of won)		2012
		Sales and others	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Others
Subsidiaries
LG Display America, Inc.	￦	9,195,871	112	—	—	1,276
LG Display Japan Co., Ltd.		1,420,333	—	—	—	90
LG Display Germany GmbH		4,315,182	186	—	—	907
LG Display Taiwan Co., Ltd.		2,593,732	215	—	—	616
LG Display Nanjing Co., Ltd.		61,997	39	1,984	608,641	—
LG Display Shanghai Co., Ltd.		3,635,125	1	—	—	156
LG Display Poland Sp. z o.o.		1,997	75	426	91,115	227
LG Display Guangzhou Co., Ltd.		16,428	15,097	4,896	2,678,833	753
LG Display Shenzhen Co., Ltd.		2,537,800	—	—	—	2
LG Display Yantai Co., Ltd.		5,294	3,395	—	372,097	1,124
LUCOM Display Technology (Kunshan) Limited.		53,236	5,320	—	—	—
LG Display U.S.A. Inc.		95,223	—	—	—	—

23.	Related Parties, Continued

(In millions of won)		2012
		Sales and others	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Others
LG Display Singapore Pte. Ltd.		1,291,026	—	—	—	—
L&T Display Technology (Xiamen) Limited		5	—	—	—	—
L&T Display Technology (Fujian) Limited		506,164	—	—	—	—
Image&Materials, Inc.		—	—	—	—	64
L&I Electronic Technology (Dongguan) Limited		179	—	—	—	—
Nanumnuri Co., Ltd.		—	—	—	—	713

	￦	25,729,592	24,440	7,306	3,750,686	5,928

Joint Venture
Suzhou Raken Technology Co., Ltd.	￦	663,297	—	—	147,880	24

Associates and their subsidiaries
New Optics Ltd.	￦	8	164,152	—	—	6,426
LIG ADP Co., Ltd.		—	2,165	25,607	—	2,691
TLI Inc.		—	54,829	—	—	843
AVACO Co., Ltd.		204	719	88,510	—	4,993
AVATEC Co., Ltd.		—	—	—	7,580	2,529
Paju Electric Glass Co., Ltd.		—	1,052,850	—	—	6,667
Narenanotech Corporation		—	358	39,027	—	12,624
Glonix Co., Ltd		—	525	—	—	3,149
ADP System Co., Ltd.		—	454	9	—	179
YAS Co., Ltd.		—	—	28	—	102

	￦	212	1,276,052	153,181	7,580	40,203

Entity that has significant influence over the Company
LG Electronics Inc.	￦	723,832	61,233	148,665	—	22,045

23.	Related Parties, Continued

(In millions of won)		2012
		Sales and others	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Others

Subsidiaries of the entity that has significant influence over the Company
LG Electronics India Pvt. Ltd.	￦	116,974	—	—	—	—
LG Electronics Vietnam Co., Ltd.		36,738	—	—	—	—
LG Electronics Thailand Co., Ltd.		86,944	—	—	—	—
LG Electronics RUS, LLC		17,446	—	—	—	—
LG Electronics do Brasil Ltda.		28,840	—	—	—	—
Hi Business Logistics Co., Ltd.		41	—	—	—	24,356
Hi Logistics Europe B.V.		—	—	—	—	8,676
LG Innotek Co., Ltd.		10,205	401,458	—	—	4,462
LG Innotek Poland Sp. z o.o.		—	23,024	—	—	—
LG Innotek (Guangzhou) Co., Ltd.		—	3,952	—	—	—
Others		100	3,041	—	—	—

	￦	297,288	431,475	—	—	37,494

	￦	27,414,221	1,793,200	309,152	3,906,146	105,694

As a result of the amendment of K-IFRS No. 1110, related parties’ consolidated financial statements for the year ended December 31, 2012 are restated. Accordingly, relevant related parties’ transaction amounts and accounts balances for the year ended December 31, 2012 are revised.

23.	Related Parties, Continued

(d)	Trade accounts and notes receivable and payable as of December 31, 2013 and 2012 are as follows:

(In millions of won)
		Trade accounts and notes receivable and others		Trade accounts and notes payable and others
		December 31, 2013	December 31, 2012	December 31, 2013	December 31, 2012
Subsidiaries
LG Display America, Inc.		1,211,404	1,747,339	1	8
LG Display Japan Co., Ltd.		117,041	167,051	4	1,283
LG Display Germany GmbH		285,711	518,208	861	—
LG Display Taiwan Co., Ltd.		421,799	258,541	18,960	3,067
LG Display Nanjing Co., Ltd.		439	783	57,614	43,749
LG Display Shanghai Co., Ltd.		401,209	685,034	14	—
LG Display Poland Sp. z o.o.		197	324	12,426	13,554
LG Display Guangzhou Co., Ltd.		620	2,022	754,373	713,930
LG Display Shenzhen Co., Ltd.		340,174	337,410	5	—
LG Display Yantai Co., Ltd.		614	1,300	120,468	188,534
LUCOM Display Technology (Kunshan) Limited		41	14,846	4,889	25,645
LG Display U.S.A. Inc.		15,154	29,675	—	—
LG Display Singapore Pte. Ltd.		117,513	129,669	—	—
L&T Display Technology (Xiamen) Limited		20,066	13,725	—	—
L&T Display Technology (Fujian) Limited		79,701	73,246	198,968	149,311
L&I Electronic Technology (Dongguan) Limited		—	38	—	—
Nanumnuri Co., Ltd.		—	—	806	281

	￦	3,011,683	3,979,211	1,169,389	1,139,362

Joint Venture
Suzhou Raken Technology Co., Ltd.		66,855	92,870	104,119	168,620

Associates and their subsidiaries
New Optics Ltd.	￦	—	—	8,998	26,807
LIG ADP Co., Ltd.		—	—	1,649	29,714
TLI Inc.		—	—	10,418	4,036
AVACO Co., Ltd.		—	—	15,291	83,756

23.	Related Parties, Continued

(In millions of won)
		Trade accounts and notes receivable and others		Trade accounts and notes payable and others
		December 31, 2013	December 31, 2012	December 31, 2013	December 31, 2012
AVATEC Co., Ltd.		—	—	10,041	5,523
Paju Electric Glass Co., Ltd.		—	—	108,379	168,845
Narenanotech Corporation		—	—	1,766	43,022
Glonix Co., Ltd.		—	—	1,987	503
ADP System Co., Ltd.		—	—	1,410	585
YAS Co., Ltd.		—	—	17,156	863

	￦	—	—	177,095	363,654

Entity that has significant influence over the Company
LG Electronics Inc.	￦	239,504	161,205	74,085	63,645

Subsidiaries of the entity that has significant influence over the Company
LG Electronics India Pvt. Ltd.	￦	7,414	4,181	—	—
LG Electronics Vietnam Co., Ltd.		8,827	9,413	—	—
LG Electronics Thailand Co., Ltd.		10,141	13,342	—	—
LG Electronics RUS, LLC		227	5,985	—	—
LG Innotek Co., Ltd.		3	563	84,727	111,851

Qingdao LG Inspur Digital Communication Co., Ltd.		22,948	—	—	—
Others		748	3,036	7,068	11,623

	￦	50,308	36,520	91,795	123,474

	￦	3,368,350	4,269,806	1,616,483	1,858,755

As a result of the amendment of K-IFRS No. 1110, related parties’ consolidated financial statements for the year ended December 31, 2012 are restated. Accordingly, relevant related parties’ transaction amounts and accounts balances for the year ended December 31, 2012 are revised.

24.	Revenue

Details of revenue for the years ended December 31, 2013 and 2012 are as follows:

(In millions of won)
		2013	2012
Sales of goods	￦	25,791,484	28,518,092
Royalties		19,405	37,783
Others		43,294	116,480

	￦	25,854,183	28,672,355

25.	Other Non-operating Income and Other Non-operating Expenses

(a) Details of other non-operating income for the years ended December 31, 2013 and 2012 are as follows:

(In millions of won)
		2013	2012
Rental income	￦	4,072	4,419
Foreign currency gain		829,122	933,035
Gain on disposal of property, plant and equipment		8,258	5,886
Reversal of impairment on intangible assets		296	—
Commission earned		3,596	3,946
Others		5,526	8,466

	￦	850,870	955,752

(b) Details of other non-operating expenses for the years ended December 31, 2013 and 2012 are as follows:

(In millions of won)
		2013	2012
Other bad debt expense	￦	29	88
Foreign currency loss		754,227	795,897
Loss on disposal of property, plant and equipment		621	1,391
Loss on disposal of intangible assets		452	—
Impairment loss on intangible assets		1,626	3,393
Donations		16,267	15,300
Expenses related to legal proceedings or claims and others		257,887	458,203

	￦	1,031,109	1,274,272

26.	Personnel Expenses

Details of personnel expenses for the years ended December 31, 2013 and 2012 are as follows:

(In millions of won)
		2013	2012
Salaries and wages	￦	1,795,049	1,679,390
Other employee benefits		272,981	263,013
Contributions to National Pension plan		61,788	59,332
Expenses related to defined benefit plan		158,866	138,230
Reversal of stock compensation cost		—	(3)

	￦	2,288,684	2,139,962

27.	Finance Income and Finance Costs

(a)	Finance income and costs recognized in profit or loss for the years ended December 31, 2013 and 2012 are as follows:

(In millions of won)
		2013	2012
Finance income
Interest income	￦	29,754	22,183
Dividend income		14,582	55,800
Foreign currency gain		22,762	116,307
Gain on sale of investments		38	—

	￦	67,136	194,290

Finance costs
Interest expense	￦	161,930	182,776
Foreign currency loss		75,797	63,844
Loss on impairment of available-for-sale securities		—	6,392
Loss on disposal of available-for-sale securities		—	4,330
Loss on early redemption of debt		2,179	—
Loss on redemption of debentures		—	1,524
Loss on impairment of investments		12,823	50,980
Loss on disposal of investments		1,161	—
Loss on sale of trade accounts and notes receivable		132	225

	￦	254,022	310,071

(b)	Finance income and costs recognized in other comprehensive income or loss for the years ended December 31, 2013 and 2012 are as follows:

(In millions of won)
		2013	2012
Gain on valuation of available-for-sale financial assets	￦	776	4,025
Tax effect		(188)	(974)

Finance income recognized in other comprehensive income after tax	￦	588	3,051

28.	Income Taxes

(a) Details of income tax expense for the years ended December 31, 2013 and 2012 are as follows:

(In millions of won)
		2013	2012
Current tax expense
Current year	￦	4,762	3,076
Adjustment for prior years		31,809	—

		36,571	3,076
Deferred tax expense (benefit)
Origination and reversal of temporary differences		34,813	(37,017)
Change in unrecognized deferred tax assets		215,369	197,569

		250,182	160,552

Income tax expense	￦	286,753	163,628

(b)	Income taxes recognized directly in other comprehensive income for the years ended December 31, 2013 and 2012 are as follows:

(In millions of won)
		2013
		Before tax	Tax (expense) benefit	Net of tax
Gain on valuation of available-for-sale securities	￦	776	(188)	588
Remeasurements of defined benefit liability (asset)		1,379	(334)	1,045

	￦	2,155	(522)	1,633

(In millions of won)
		2012
		Before tax	Tax (expense) benefit	Net of tax
Gain on valuation of available-for-sale Securities	￦	4,025	(974)	3,051
Remeasurements of defined benefit liability (asset)		(75,722)	18,325	(57,397)

	￦	(71,697)	17,351	(54,346)

28.	Income Taxes, Continued

(c) Reconciliation of the actual effective tax rate for the years ended December 31, 2013 and 2012 is as follows:

(In millions of won)		2013		2012
Profit for the year	￦		99,672		28,549
Income tax expense			286,753		163,628

Profit before income tax			386,425		192,177

Income tax using the Company’s statutory tax rate		24.20%	93,515	24.20%	46,507
Non-deductible expenses		1.94%	7,495	8.22%	15,790
Tax credits		(12.95%)	(50,032)	(50.32%)	(96,708)
Change in unrecognized deferred tax assets		55.73%	215,369	102.81%	197,569
Adjustment for prior years		4.37%	16,877	—	—
Others		0.91%	3,529	0.24%	470

Actual income tax expense	￦		286,753		163,628

Actual effective tax rate			74.21%		85.14%

29.	Deferred Tax Assets and Liabilities

(a)	Unrecognized deferred tax liabilities

As of December 31, 2013, in relation to the temporary differences on investments in subsidiaries amounting to ￦211,423 million, the Company did not recognize deferred tax liabilities since the Company is able to control the timing of the reversal of the temporary difference and it is probable that the temporary differences will not reverse in the foreseeable future.

(b)	Unrecognized deferred tax assets

As of December 31, 2013 and 2012, the tax basis of the Company’s investment in one subsidiary is greater than its financial statement carrying amount, which gave rise to deductible temporary differences amounting to ￦428,524 million and ￦431,407 million, respectively. The Company did not recognize deferred tax assets for these temporary differences because the possibility for these differences to reverse,, through events such as disposing of the related investments in the foreseeable future, is less than probable.

29.	Deferred Tax Assets and Liabilities, Continued

(c)	Unused tax credit carryforwards for which no deferred tax asset is recognized

Realization of deferred tax assets related to tax credit carryforwards is dependent on whether sufficient taxable income will be generated prior to their expiration. As of December 31, 2013, the Company recognized deferred tax assets of ￦538,289 million, in relation to tax credit carryforwards, to the extent that management believes the realization is probable. The amount of unused tax credit carryforwards for which no deferred tax asset is recognized and their expiration dates are as follows:

(In millions of won)
		December 31,
		2014	2015	2016
Tax credit carryforwards	￦	304,717	165,006	59,076

(d)	Deferred tax assets and liabilities are attributable to the following:

(In millions of won)		Assets		Liabilities		Total
		December, 31, 2013	December, 31, 2012	December, 31, 2013	December, 31, 2012	December, 31, 2013	December, 31, 2012
Other accounts receivable, net	￦	—	—	(2,476)	(2,063)	(2,476)	(2,063)
Inventories, net		17,500	8,903	—	—	17,500	8,903
Available-for-sale financial assets		98	285	—	—	98	285
Defined benefit obligation		72,709	38,573	—	—	72,709	38,573
Accrued expenses		81,193	79,321	—	—	81,193	79,321
Property, plant and equipment		102,651	81,832	—	—	102,651	81,832
Intangible assets		—	2,488	(1,207)	—	(1,207)	2,488
Provisions		11,460	12,979	—	—	11,460	12,979
Gain or loss on foreign currency translation, net		282	5,340	(957)	(958)	(675)	4,382
Others		5,908	27,336	—	—	5,908	27,336
Tax losses carryforwards		110,550	233,139	—	—	110,550	233,139
Tax credit carryforwards		538,289	699,529	—	—	538,289	699,529

Deferred tax assets (liabilities)	￦	940,640	1,189,725	(4,640)	(3,021)	936,000	1,186,704

29.	Deferred Tax Assets and Liabilities, Continued

(e)	Changes in deferred tax assets and liabilities for the years ended December 31, 2013 and 2012 are as follows:

(In millions of won)		January 1, 2012	Profit or loss	OCI	December 31, 2012	Profit or loss	OCI	December 31, 2013
Other accounts receivable, net	￦	(3,738)	1,675	—	(2,063)	(413)	—	(2,476)
Inventories, net		14,484	(5,581)	—	8,903	8,597	—	17,500
Available-for-sale financial assets		1,259	—	(974)	285	1	(188)	98
Defined benefit obligation		21,877	(1,629)	18,325	38,573	34,470	(334)	72,709
Accrued expenses		72,965	6,356	—	79,321	1,872	—	81,193
Property, plant and equipment		50,602	31,230	—	81,832	20,819	—	102,651
Intangible assets		1,105	1,383	—	2,488	(3,695)	—	(1,207)
Provisions		11,618	1,361	—	12,979	(1,519)	—	11,460
Gain or loss on foreign currency translation, net		(17,697)	22,079	—	4,382	(5,057)	—	(675)
Debentures		6,059	(6,059)	—	—	—	—	—
Others		13,255	14,081	—	27,336	(21,428)	—	5,908
Tax losses carryforwards		329,068	(95,929)	—	233,139	(122,589)	—	110,550
Tax credit carryforwards		829,048	(129,519)	—	699,529	(161,240)	—	538,289

Deferred tax assets (liabilities)	￦	1,329,905	(160,552)	17,351	1,186,704	(250,182)	(522)	936,000

Statutory tax rate applicable to the Company is 24.2% for the year ended December 31, 2013.

(f)	Changes in minimum tax rate for the subsequent period

On January 1, 2014, the Tax Reduction and Exemption Control Act in Korea was amended so that the minimum tax rate applied to taxable income in excess of ￦100 billion for the Company after 2014 was revised from 16% to 17%. As of December 31, 2012, the Company applied 16% as the minimum tax rate when measuring the amount of tax credit related deferred tax assets for which it is probable that the related tax benefit will be realized. If the Company applied the 17% of minimum tax rate, deferred tax assets related to tax credit carryforwards would have decreased by ￦55,245 million.

On January 1, 2014, certain municipal corporate income tax rules were amended and effective on the same date that resulted in excluding tax credits from the basis of determining municipal corporate income tax. Accordingly, starting for the annual periods from 2014, the Company will have larger municipal corporate income tax due to the impact from the income tax credits. If the amended municipal corporate income tax rules were applied at the end of 2013, deferred tax assets related to tax credit carryforwards would have decreased by ￦48,827 million.

30.	Earnings per Share

(a)	Basic earnings per share for the years ended December 31, 2013 and 2012 are as follows:

(In won and No. of shares)		2013	2012
Profit for the period	￦	99,671,926,545	28,548,662,750
Weighted-average number of common stocks outstanding		357,815,700	357,815,700

Earnings per share	￦	279	80

There were no events or transactions that resulted in changes in the number of common stocks used for calculating earnings per share from January 1, 2012 to December 31, 2013.

(b)	Diluted earnings per share are not calculated since there was no potential common stock for the years ended December 31, 2013 and 2012.

31.	Supplemental Cash Flow Information

Supplemental cash flow information for the years ended December 31, 2013 and 2012 is as follows:

(In millions of won)
		2013	2012
Non-cash investing and financing activities:
Changes in other accounts payable arising from the purchase of property, plant and equipment	￦	(1,305,849)	(1,267,010)

Independent Accountants’ Review Report on Internal Accounting Control System

English translation of a Report Originally Issued in Korean

To the President of

LG Display Co., Ltd.:

We have reviewed the accompanying Report on the Operation of Internal Accounting Control System (“IACS”) of LG Display Co., Ltd. (the “Company”) as of December 31, 2013. The Company’s management is responsible for designing and maintaining effective IACS and for its assessment of the effectiveness of IACS. Our responsibility is to review management’s assessment and issue a report based on our review. In the accompanying report of management’s assessment of IACS, the Company’s management stated: “Based on the assessment on the operations of the IACS, the Company’s IACS has been effectively designed and is operating as of December 31, 2013, in all material respects, in conformity with the IACS Framework issued by the Internal Accounting Control System Operation Committee.”

We conducted our review in accordance with IACS Review Standards, issued by the Korean Institute of Certified Public Accountants. Those Standards require that we plan and perform the review to obtain assurance of a level less than that of an audit as to whether Report on the Operations of Internal Accounting Control System is free of material misstatement. Our review consists principally of obtaining an understanding of the Company’s IACS, inquiries of company personnel about the details of the report, and tracing to related documents we considered necessary in the circumstances. We have not performed an audit and, accordingly, we do not express an audit opinion.

A company’s IACS is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of separate financial statements for external purposes in accordance with generally accepted accounting principles. Because of its inherent limitations, however, IACS may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Based on our review, nothing has come to our attention that Report on the Operations of Internal Accounting Control System as of December 31, 2013 is not prepared in all material respects, in accordance with IACS Framework issued by the Internal Accounting Control System Operation Committee.

This report applies to the Company’s IACS in existence as of December 31, 2013. We did not review the Company’s IACS subsequent to December 31, 2013. This report has been prepared for Korean regulatory purposes, pursuant to the External Audit Law, and may not be appropriate for other purposes or for other users.

/s/ KPMG Samjong Accounting Corp.

Seoul, Korea

February 19, 2014

Notice to Readers

This report is annexed in relation to the audit of the separate financial statements as of and for the year ended December 31, 2013 and the review of internal accounting control system pursuant to Article 2-3 of the Act on External Audit for Stock Companies of the Republic of Korea.

Report on the Operation of Internal Accounting Control System

English translation of a Report Originally Issued in Korean

To the Board of Directors and Audit Committee of LG Display Co., Ltd.

We, as the Internal Accounting Control System (“IACS”) Officer and Chief Executive Officer (“CEO”) of LG Display (“the Company”), assessed the effectiveness of the design and operation of the Company’s ICFR as of December 31, 2013.

The Company’s management, including myself, is responsible for designing and operating an IACS. We assessed the design and operational effectiveness of the IACS in the prevention and detection of an error or fraud which may cause a misstatement in the preparation and disclosure of reliable separate financial statements. We followed the IACS Framework to evaluate the effectiveness of the IACS design and operation.

Based on the assessment results, we believe that the Company’s IACS, as of December 31, 2013, is effectively designed and operating, in all material respects, in conformity with the IACS Framework issued by the Internal Accounting Control System Operation Committee.

January 20, 2014

/s/ Sangdon Kim

Internal Control over Financial Reporting Officer

/s/ Sang Beom Han

Chief Executive Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LG Display Co., Ltd. (Registrant)

Date: March 25, 2014	By:	/s/ Heeyeon Kim
(Signature)

Name: Heeyeon Kim

Title: Vice President / IR Division